ANNUAL INFORMATION FORM
Dated March 30, 2021

GENERAL MATTERS
The information contained in this annual information form (“AIF”), unless otherwise indicated, is given as of December 31, 2020. More current information may be available on our public website at www.nomadroyalty.com, or on our SEDAR profile at www.sedar.com.
All capitalized terms used in this AIF and not defined herein have the meaning ascribed in the “Glossary of Terms” or elsewhere in this AIF.
Unless otherwise noted or the context otherwise indicates, the term “Nomad” or the “Corporation” refers to Nomad Royalty Company Ltd. and its subsidiaries.
For reporting purposes, Nomad presents its financial statements in U.S. dollars and in conformity with IFRS.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This AIF contain “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking information may include, but is not limited to, information with respect to the Corporation’s objectives and the strategies to achieve these objectives, as well as information with respect to the Corporation’s beliefs, plans, expectations, anticipations, estimates, intentions, results, levels of activity, performance, goals and achievements. This forward-looking information is identified by the use of terms and phrases such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge” or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases.
The forward-looking information contained in this AIF, is provided for the purpose of assisting the reader in understanding the Corporation’s financial performance and prospects and to present management’s assessment of future plans and operations. The reader is cautioned that such information may not be appropriate for other purposes.
Although the forward-looking information contained in this AIF, is based upon what the Corporation believes are reasonable assumptions in light of information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information as a number of known and unknown risks, uncertainties and other important factors could cause the actual results to differ materially from the beliefs, plans, objectives, anticipations, estimates and intentions expressed in such forward-looking statements, including but not limited to: public health crises, including the COVID-19 pandemic, changes in commodity prices, limited or lack of control over the operation of properties and the operators’ failure to perform or decision to cease or suspend operations, adverse developments related to any Material Projects on Material Properties, failure to achieve commercial production by properties, changes in operators and any failure of such operator, acquisition of interests in respect of speculative properties, limited access to data and disclosure regarding the operation of properties, dependence on the operators for the calculation of certain payments, dependence on the payment or delivery by the owners and operators of the properties, global financial conditions, counterparty and liquidity risk, failure by operators to honour royalty, stream and other interests, unsecured or subordinated interests, foreign exchange, failure by operators to replace depleted Mineral Reserves and Mineral Resources, acquisitions involving the issuance of the Corporation’s securities or the incurrence of indebtedness, increased competition for royalties, streams and other interests, mergers and amalgamations, rights in favour of others or third parties, failure to obtain adequate or favourable financing, attraction and retention of qualified management and technical personnel, conflicts of interest, interpretation of tax legislation and accounting rules, inability to repay indebtedness and comply with obligations under future credit facilities, dependence on information systems, reputational damage, indirect exposure to many of the same risks affecting the owners and operators of properties, dependence on operators’ employees, differences between actual and estimated Mineral Reserves and Mineral Resources, uncertainty relating to Inferred Mineral Resources, inaccuracy of production forecasts, exploration and development of mineral properties, defects in title to properties underlying the Corporation’s interests, litigation affecting the properties underlying the Corporation’s interests, defects or disputes relating to the Corporation’s interests, challenges and risks associated with an expansion of Corporation’s business beyond the acquisition of royalties, streams or other interests, delays or a failure by an operator to obtain, comply with or maintain property rights, permits and licences, construction, development and/or expansion in relation to the mines, projects and properties in respect of which the Corporation holds an interest, environmental and endangered species laws and regulations, international climate change initiatives, foreign jurisdictions and developing economies, changes in government regulation, operations in developing economies, corruption and anti-bribery law violations, availability of adequate infrastructure, indigenous peoples, environment, social and governance (ESG) matters, adverse tax consequences of foreign income, uninsured risks, loss of entire investment, market fluctuations, sale or issuance of a significant number of Common Shares into public markets, significant influence of the Orion Group, future offerings of debt securities, issuance of additional equity, discretionary issuance of dividends, no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units, issuance of unsecured debt, discretion concerning the use of proceeds, increased costs as a result of being a public company in Canada and the United States, and whether or not the Corporation is determined to be a “passive foreign investment company under applicable U.S. federal income tax rules. Further information regarding these risks and uncertainties may be found under the heading “Risk Factors”.
All of the forward-looking information contained in this AIF are expressly qualified by the foregoing cautionary statements. There can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. The Corporation does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking information contained in AIF is made as of the date hereof.
CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION
The disclosure in this AIF relating to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 26, 2021 (except where stated otherwise), and none of this information or data has been independently verified by Nomad. As a holder of royalties, streams and other interests, Nomad generally has limited, if any, access to the properties included in or relating to its asset portfolio. Nomad may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Therefore, in preparing disclosure pertaining to the properties in which Nomad holds royalties, streams or other interests and the operations on such properties, Nomad is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although Nomad has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of Nomad.
Mineral reserves and mineral resources presented in this AIF have been estimated as at December 31, 2020 (unless otherwise noted) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. Mineral resources are reported on an inclusive basis and include all areas that form reserves. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by NI 43-101. Under the MJDS, the Corporation is permitted to use its Canadian disclosures, including reserve and resource disclosures pursuant to NI 43-101, to satisfy certain United States periodic reporting obligations. As a result, Nomad does not report reserves and resources under the SEC Modernization Rules, and as such, Nomad’s mineral reserve and mineral resource disclosure may not be directly comparable to the disclosures made by domestic United States issuers or non-domestic United States issuers that do not rely on MJDS.
Investors are also cautioned that while NI 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” disclosed in this AIF are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.
Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “Qualified Person” under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this AIF.

NON-IFRS FINANCIAL PERFORMANCE MEASURES
The information presented in this AIF, may include non-IFRS measures that are used by us as indicators of financial performance. These financial measures do not have standardized meanings prescribed under IFRS and our computation may differ from similarly-named computations as reported by other entities and, accordingly, may not be comparable. These financial measures should not be considered as an alternative to, or more meaningful than, measures of financial performance as determined in accordance with IFRS as an indicator of performance. We believe these measures may be useful supplemental information to assist investors in assessing our operational performance and our ability to generate cash through operations. The non-IFRS measures also provide investors with insight into our decision making as we use these non-IFRS measures to make financial, strategic and operating decisions.
Because non-IFRS measures do not have a standardized meaning and may differ from similarly-named computations as reported by other entities, securities regulations require that non-IFRS measures be clearly defined and qualified, reconciled with their nearest IFRS measure and given no more prominence than the closest IFRS measure. If non-IFRS measures are included in documents incorporated by reference herein, information regarding these non-IFRS measures is presented in the sections dealing with these financial measures in such documents.
These non-IFRS measures have important limitations as analytical tools and investors are cautioned not to consider them in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
We report in United States dollars. Consequently, all amounts in this AIF are in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars, and references to “C$” are to Canadian dollars. See “Cautionary Statement Regarding Forward-Looking Statements”.
The following table sets out for each period indicated: (i) the daily exchange rates in effect at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year ended December 31
	2020	2019
	C$	C$
Closing	1.2732	1.2988
High	1.4496	1.3600
Low	1.2718	1.2988
Average	1.3415	1.3269
The daily exchange rate on March 29, 2021 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.2594.

COMMODITY PRICE INFORMATION

	Average Spot Commodity Prices
	2020	2019
Gold (LBMA pm $/oz)...................	1,771	1,393
Silver (LBMA $/oz)........................	20.55	16.18
GLOSSARY OF TERMS
In this AIF, the following capitalized words and terms shall have the following meanings:
“affiliate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.
“Ag” is the chemical symbol for silver.
“AIF” has the meaning ascribed under “General Matter”.
“associate” has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.
“Artemis Gold” means Artemis Gold Inc.
“Au” is the chemical symbol for gold.
“AuEq” means gold equivalent.
“Blackwater Gold Project” means the development project located in central British Columbia, Canada and operated by Artemis Gold.
“Blackwater Report” means the NI 43-101 technical report entitled “Blackwater Gold Project British Columbia NI 43-101 Technical Report on Pre-Feasibility” with an effective date of August 26, 2020, prepared for Artemis Gold, and filed under Artemis Gold’s SEDAR profile at www.sedar.com.
“Blackwater Gold Royalty” means the 0.21% NSR royalty on the Blackwater Gold Project.
“Blyvoor Capital” means Blyvoor Gold Capital (Pty) Ltd.
“Blyvoor Gold” means Blyvoor Gold (Pty) Ltd.
“Blyvoor Gold Mine” means the Blyvoor gold mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa, owned and operated by Blyvoor Gold.
“Blyvoor Gold Stream” means the gold stream on the Blyvoor Gold Mine described under “Description of Business - Description of the Assets - Blyvoor Gold Stream – Witwatersrand Gold Belt, South Africa - Blyvoor Gold (Pty) Ltd.”.
“Board” means the board of directors of the Corporation.
“Bonikro Gold Mine” means the Bonikro gold mines located in Hiré, Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan, operated by Allied Gold Corp.

“Bonikro Gold Stream” means the gold stream on the Bonikro Gold Mine described under “Description of Business - Description of the Assets - Bonikro Gold Stream – Hiré, Côte d’Ivoire – Allied Gold Corp.”.
“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.
“cm3” means cubic centimetre.
“Common Shares” means the common shares in the share capital of Nomad.
“Coral” means Coral Gold Resources Ltd., a company existing pursuant to the Business Corporations Act (British Columbia).
“Corporation” or “Nomad” means Nomad Royalty Company Ltd.
“Credit Facility” has the meaning ascribed thereto in section “General Development of the Nomad’s Business – New Revolving Credit Security”.
“DCP” means the exploitation of the sulphide orebody within the mining rights forming part of the Gualcamayo Mine set forth in the agreement providing for the commercial Production DCP Payment that extends below the current oxide Quebrada Del Diablo Lower West (QDD-LW) orebody and is primarily associated with the South West (SW) orebody.
“DCP Commercial Production” with respect to the DCP means mining on a commercial basis but shall not mean mining for the purposes of testing and, for greater certainty, excludes the milling or leaching by a pilot plant or during an initial tune-up period of a plant and also excludes bulk sampling. DCP Commercial Production is deemed to have commenced with respect to the DCP: (i) if a milling and treatment plant is located on the mining rights forming part of the Gualcamayo Mine set forth in the DCP Payment Agreement, on the ﬁrst day of the month following the ﬁrst period of 60 consecutive days during which products from the DCP have been processed through such plant at an average rate of not less than 70% of the initial rated capacity of such plant; or (ii) if no milling and treatment plant is located on the mining rights forming part of the Gualcamayo Mine set forth in the DCP Payment Agreement, on the ﬁrst day of the month following the ﬁrst period of 60 consecutive days during which products from the DCP have been produced at a tonnage representing not less than 70% of the targeted tonnage and shipped for custom milling on the basis of the mine plan for the DCP.
“DCP Commercial Production Payment” means the right of Nomad to receive a contingent payment of $30 million within five business days of the commencement of DCP Commercial Production on the mining right forming part of the Gualcamayo Mine set forth in the agreement providing for the DCP Commercial Production Payment.
“Deferred Payment” has the meaning ascribed under “General Development of the Nomad’s Business – Reverse Takeover”.
“development” means the preparation of a mineral deposit for commercial production including installations of plant and machinery and the construction of all related facilities.
“DSUs” means deferred share units of Nomad.

“Equinox Gold” means Equinox Gold Corp.
“ESG” means environmental, social and corporate governance.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“exploration” means the prospecting, mapping, sampling, remote sensing, geophysical surveying, diamond drilling and other work involved in the searching for ore bodies.
"ff" means feet.
“forward-looking information” has the meaning ascribed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.
“FSE” means the Frankfurt Stock Exchange.
“GEOs” means gold equivalent ounces.
“GHRC Committee” means the Governance, Human Resources, Nominating and Compensation Committee of the Corporation.
“Gualcamayo Gold Royalty” means the NSR royalty on the Gualcamayo Mine described in the section “Description of Business - Description of the Assets - Gualcamayo Gold Royalty and DCP Commercial Production Payment – San Juan, Argentina – Mineros S.A.”.
“Gualcamayo Mine” means the Gualcamayo mine located in the Province of San Juan, Argentina and currently operated by Mineros S.A.
“Heron” means Heron Resources Limited.
“i-80” has the meaning ascribed under “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold”.
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
“Investor Rights Agreement” has the meaning ascribed under “General Development of the Nomad’s Business – Reverse Takeover”.
“IT” means information technology.
“July 2020 Warrants” means common share purchase warrants of the Corporation issued on July 31, 2020 in connection with the acquisition of the Troilus Gold Royalty. Each July 2020 Warrant entitles its holder thereof to purchase one Common Share at a price of C$1.75 until July 31, 2022. If the daily volume-weighted average trading price of the Common Shares on the TSX exceeds C$2.19 for any period of 20 consecutive trading days after December 4, 2020, the Corporation will have the right to give notice in writing to the holders of the July 2020 Warrants that the July 2020 Warrants will expire 30 days following such notice, unless exercised prior thereto.
“k” means thousand.

“km²” means square kilometre.
“Lead Marketing Fee Agreement” means the lead marketing agreement between Tarago and OMF LI dated June 29, 2017, relating to the Woodlawn Mine which was acquired by the Corporation in the context of the Orion Vend-In described in section “The Corporation – Nomad Portfolio Assets – Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia – Heron Resources Limited”.
“m” means metre.
“Mercedes and South Arturo Silver Stream” means the silver stream on the Mercedes Mine and the South Arturo Mine described in section “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold”.
“Mercedes Mine” means the Mercedes mine located in the state of Sonora in Mexico, owned and operated by Premier Gold.
“MJDS” means the multi-jurisdictional disclosure system.
“Moss Gold Mine” means the Moss Gold Mine located in northwest Arizona, United States, owned and operated by Northern Vertex Mining Corp.
“Moss Gold Royalty” means the NSR royalty on the Moss Gold Mine described in section “Description of Business - Description of the Assets - Moss Gold Royalty – Arizona, U.S.A. - Northern Vertex Mining Corp.”.
“Moss Press Release” means the press release of Northern Vertex Mining Corp. dated March 17, 2020 entitled “Northern Vertex Reports Update to Mineral Resources Estimate at Moss Mine” filed under Vertex Mining Corp’s SEDAR profile at www.sedar.com.
“Mt” means million tonnes (metric tons).
“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).
“Nomad DSUs” means the deferred share units granted pursuant to the deferred share unit plan of the Corporation.
“Nomad Options” means options to purchase Common Shares granted pursuant to the stock option plan of the Corporation.
“Nomad RSUs” means the restricted share units granted pursuant to the restricted share unit and performance share unit plan of the Corporation.
“Northern Vertex Release” means the press release of Northern Vertex Mining Corp. dated March 17, 2020 entitled “Northern Vertex Reports Update to Mineral Resources Estimate at Moss Mine” filed under Vertex Mining Corp’s SEDAR profile at www.sedar.com.
“November 2020 Warrants” has the meaning ascribed under “General Development of the Nomad’s Business – Acquisition of Coral”

“NSR” means net smelter return, unless otherwise indicated.
“ore” means a natural aggregate of one or more minerals which, at a specified time and place may be mined, processed and sold at a profit, or from which some part may profitably be separated.
“OMF II” means Orion Mine Finance Fund II LP, a limited partnership existing under the laws of Bermuda.
“OMF III” means Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands.
“OMF LI” means OMF Fund II (LI) LP, a limited partnership existing under the laws of Bermuda.
“OMF (Mg)” means OMF Fund III (Mg) Ltd., a corporation continued pursuant to the CBCA.
“OMF SO” means OMF Fund II SO Ltd., a corporation continued pursuant the CBCA.
“Orion Group” means, collectively, OMF II, OMF III and OMF LI.
“Orion Portfolio Assets” means, collectively, (i) all of the issued and outstanding shares of OMF SO, which holds all rights, title and interests in and to the Mercedes and South Arturo Silver Stream, the Blyvoor Gold Stream, and the Premier Gold Prepay Loan, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof, (ii) all of the issued and outstanding shares of OMF (Mg), which holds all rights, title and interests in and to the Bonikro Gold Stream held, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof, and (iii) the Woodlawn Silver Stream and the Lead Marketing Fee Agreement, including, for greater certainty, all rights, title and interests in and to the agreements, security documents and other documents in respect thereof.
“Orion Vend In” means the acquisition by Nomad of the Orion Portfolio Assets from the Orion Group in exchange for the issuance of an aggregate of 396,455,965 Common Shares, the whole in accordance with the terms of the Orion Vend In Agreement.
“Orion Vend In Agreement” means the acquisition agreement dated February 23, 2020 entered into among Guerrero Ventures Inc. (now Nomad) and the Orion Group in respect of the Orion Vend In.
“OTCQX” means the OTCQX market of the OTC Markets Group platform.
“outcrop” means an exposure of rock or mineral deposit that can be seen on surface, not covered by soil or water.
“oz” means ounce.
“Preference Shares” means the preference shares in the share capital of Nomad.
“Premier Gold” means Premier Gold Mines Limited.
“Premier Gold Arrangement” has the meaning ascribed under "Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold".

“Premier Gold AIF” means the annual information form of Premier Gold for the year ended December 31, 2019, dated March 27, 2020 and filed under Premier Gold’s SEDAR profile at www.sedar.com on March 30, 2020.
“Premier Gold Prepay Loan” means the second amended and restated gold prepay credit agreement dated March 4, 2020 between, among others, Premier Gold Mines (Cayman) Ltd. and OMF SO.
“qualified person” has the meaning ascribed in NI 43-101.
“RDM Gold Mine” means the Riacho dos Machados Gold Mine located in the northern part of Minas Gerais, Brazil, operated by Mineração Riacho dos Machados, a wholly-owned subsidiary of Equinox Gold.
“RDM Gold Royalty” means the NSR Royalty on the RDM Gold Mine described in the section “Description of Business - Description of the Assets - RDM Gold Royalty – Minas Gerais, Brazil – Equinox Gold Corp.”.
“RDM Report” means the NI 43-101 technical report entitled “Technical Report on the Riacho Dos Machados Gold Mine, Minas Gerais, Brazil” dated March 27, 2020 with an effective date of May 31, 2018, prepared for Equinox Gold. and filed under Equinox’s SEDAR profile at www.sedar.com.
“Robertson Gold Royalty” means the sliding scale NSR royalty on the Robertson Property, described in the section “Description of Business - Description of the Assets - Robertson Gold Royalty – Nevada U.S.A – Barrick Gold Corporation”.
“Robertson Property” means the advanced-stage exploration property of Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation, located in the Barrick-Cortez complex in Nevada, United States.
“RTO” has the meaning ascribed under “Corporate Structure”.
“SBMM” means Serra Da Borda Mineração E Metalurgia S.A., an affiliate of Yamana.
“SEC” means the United States Securities and Exchange Commission.
“SEDAR” means the System for Electronic Document Analysis and Retrieval.
“Shareholders” means the holders of Common Shares and Preference Shares.
“Shelf Prospectus” has the meaning ascribed thereto in section “General Development of the Nomad’s Business – Filing of Base Shelf Prospectus”.
“South Arturo Mine” means the South Arturo Mine located Nevada, United States, which is 60% owned and operated by Nevada Gold Mines LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% owned by a Goldcorp Dee LLC, an indirect wholly-owned subsidiary of Premier Gold.
“South Arturo Report” means the NI 43-101 technical report entitled “Preliminary Feasibility Study for the South Arturo Mine, Elko County, NV” dated January 25, 2021, with an effective date of December 1, 2020, prepared for Premier Gold and i-80 and filed under Premier Gold’s SEDAR profile at www.sedar.com.

“Suruca Gold Royalty” means the 2% NSR royalty on the Suruca Project.
“Suruca Project” means the project to develop the Suruca gold deposit located in Goias State, Brazil, operated by Mineração Maracá Indústria e Comércio S.A., a subsidiary of Lundin Mining Corporation.
“Suruca Project Report” means the NI 43-101 technical report entitled “Technical Report on the Chapada Mine, Goias State, Brazil” dated October 10, 2019 with an effective date of June 30, 2019, prepared for Lundin Mining Corporation, and filed under Lundin Mining Corporation’s SEDAR profile at www.sedar.com.
“t” means tonne.
“Threshold Gold Price Clause” has the meaning ascribed under “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold”.
“Troilus PEA” means the NI 43-101 technical report entitled “Preliminary Economic Assessment of the Troilus Gold Project, Quebec, Canada” dated October 14, 2020 with an effective date of August 31, 2020, prepared for Troilus Gold Corp., and filed under Troilus Gold Corp’s SEDAR profile at www.sedar.com
“Troilus Gold Project” means the advance gold exploration project of Troilus Gold Corp. comprised of 81 mining claims and one surveyed lease located within the Frotêt-Evans Greenstone Belt in the province of Québec, Canada.
“Troilus Gold Royalty” means the 1% NSR royalty on all metals and minerals produced from the Troilus Gold Project.
“TSX” means Toronto Stock Exchange.
“TSXV” means the TSX Venture Exchange.
“Valkyrie” means Valkyrie Royalty Inc.
“Woodlawn Mine” means the Woodlawn mine located north of Canberra in New South Wales, Australia, operated by Heron.
“Woodlawn Silver Stream” means the silver stream on the Woodlawn Mine described in section “Description of Business - Description of the Assets - Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia - Heron Resources Limited”.
“Yamana” means Yamana Gold Inc.
“Yamana Group” means, collectively, Yamana and SBMM.
“Yamana Vend In” means the acquisition of the RDM Gold Royalty, the Gualcamayo Gold Royalty, the DCP Commercial Production Payment, and the Suruca Gold Royalty by Nomad from the Yamana Group in exchange for (i) the issuance of an aggregate of 66,500,000 Common Shares, and (ii) a cash payment in the amount of $20 million (a maximum of $10 million of which may be deferred pursuant to the Yamana deferred payment agreement), the whole in accordance with the terms of the Yamana Vend In Agreement.

“Yamana Vend In Agreement” means the royalty and contingent payment purchase agreement dated February 23, 2020 entered into among Guerrero Ventures Inc. (now Nomad) and the Yamana Group in respect of the Yamana Vend In.
NI 43-101 Definitions

“Indicated Mineral Resource”	Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“Inferred Mineral Resource”	Refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“Measured Mineral Resource”	Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
“Mineral Reserve”
Refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that might occur when the material is mined.
Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: probable Mineral Reserves and proven Mineral Reserves.

“Modifying Factors”	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

“NI 43-101”	National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.
“pre-feasibility study” and “feasibility study”	Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.
“preliminary assessment”	The term “preliminary assessment” or “preliminary economic assessment”, commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
“Probable Mineral Reserve”	Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
“Proven Mineral Reserve”	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
“qualified person”	Means an individual who (a) is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member, as defined in NI 43-101.
The terms “Mineral Resource”, “Measured Mineral Resource”, “Modification Factors”, “Indicated Mineral Resource”, “Inferred Mineral Resource”, “Probable Mineral Reserve” and “Proven Mineral Reserve” used are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE
Name, Address and Incorporation
The Corporation is governed by the CBCA, after having previously been continued from the Business Corporations Act (British Columbia) on December 20, 2019. It was originally incorporated as a special limited company in British Columbia on February 20, 1961 under the name Copper Soo Mining Company Limited (Non-Personal Liability) by Memorandum and Articles filed with the Registrar of Companies for British Columbia.
On July 22, 1969, the Corporation converted from a non-personal liability company to a limited company and changed its name to Beaumont Resources Limited. On July 23, 1973, November 22, 1978, December 3, 1984 and August 19, 2014, the Corporation changed its name to Consolidated Beaumont Resources Ltd., Conbeau Resources Ltd., Inlet Resources Ltd. and Guerrero Ventures Inc., respectively.
On December 20, 2019, the Corporation completed its continuance under the CBCA, and amended its authorized share capital to consist of an unlimited number of Common Shares and an unlimited number of Preference Shares issuable in one or more series.
On May 25, 2020, the Corporation changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd. in the context of the reverse takeover transaction completed by the Corporation on May 27, 2020 comprised of the Orion Vend-In and the Yamana Vend-In.
The Common Shares are listed and posted for trading on the TSX under the symbol “NSR”. The Common Shares are also quoted for trading in the United States on the OTCQX and in Germany on the FSE under the symbols “NSRXF” and “IRLB”, respectively.
As of the date of this AIF, Nomad is a reporting issuer in each of the provinces of Canada.
The head office and registered office of the Corporation is located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0G4, Canada.
Intercorporate Relationships
A majority of the Corporation’s business is carried on through its various subsidiaries. The following table illustrates the Corporation’s material subsidiaries, including their respective jurisdiction of incorporation or continuance and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned or controlled, directly or indirectly, by the Corporation.

Name	Place of Incorporation	Ownership Percentage
Coral Gold Resources Ltd.	British Columbia	100%
Coral Resources Inc.(1)	Nevada, USA	100%
OMF Fund II SO Ltd.	Canada	100%
OMF Fund III (Mg) Ltd.	Canada	100%
Valkyrie Royalty Inc.	British Columbia	100%
____________________
(1)    Held by Coral Gold Resources Ltd.

GENERAL DEVELOPMENT OF NOMAD’S BUSINESS
History of the Corporation
The Corporation was historically an exploration-stage company in the business of acquiring, exploring and developing mining properties. Throughout its existence, the Corporation held interests in various properties at the exploration stage located in Canada, Mexico and Indonesia. In 2014, the Corporation completed a plan of arrangement pursuant to which it indirectly acquired an interest in mineral exploration concessions located in Guerrero State, Mexico. In October 2019, the Corporation completed transactions pursuant to which it divested its indirect interest in the Biricu property located in Guerrero State, Mexico, and became a “shell” company whose principal activity was to identify and evaluate businesses or assets with the aim of completing a transaction to reactivate its activities.
Recent Transformational Transactions
Reverse Takeover
On May 27, 2020, Nomad completed an RTO comprised of two related vend-in transactions. The RTO involved the acquisition by Nomad of an aggregate of six stream and gold loan assets from the Orion Group for total consideration of $268 million as well as the acquisition of three royalties and a contingent payment on the commencement of commercial production of one project from the Yamana Group for total consideration of $65 million.
The Corporation satisfied the purchase price payable to the Orion Group by issuing 396,455,965 Common Shares at a price of C$0.90 per share and satisfied the purchase price payable to the Yamana Group by issuing 66,500,000 Common Shares at a price of C$0.90 per share and by paying $10 million in cash, with a further $10 million deferred pursuant to a deferred payment agreement between the Corporation and Yamana (the “Deferred Payment”). The Deferred Payment of $10 million has a two-year term (subject to an early redemption feature) and bears interest at an annual rate of 3%. The principal amount of the Deferred Payment and interest thereon is convertible, at any time, at the option of Yamana into Common Shares at a price of C$0.90 per share.
In connection with the RTO, Nomad graduated from the TSXV to the TSX. The Common Shares commenced trading on the TSX on May 29, 2020 under the symbol “NSR”. In addition, on May 22, 2020 the Corporation changed its name from Guerrero Ventures Inc. to Nomad Royalty Company Ltd.
In connection with the vend-in transactions with the Orion Group and the Yamana Group, the Corporation, the Orion Group and Yamana entered into an investor rights agreement (the “Investor Rights Agreement”) dated May 27, 2020, pursuant to which the Orion Group, Yamana and the Corporation agreed, among other things, that:
•the Orion Group is subject to a twelve-month lockup period in respect of its Common Shares and Yamana is subject to a similar six-month lockup period in respect of its Common Shares;
•for so long as the Orion Group holds at least 50% of the issued and outstanding Common Shares, it has the right to nominate for election 50% (rounded up to the nearest whole number) of the directors of the Corporation, provided that, the foregoing right will be reduced proportionately in increments of 10% commensurate with the Orion Group’s ownership, subject to the condition that the Orion Group must hold at least 10% of the Common Shares in order to have the right to propose nominees for election as directors;

•for so long as the Orion Group holds at least 50% of the issued and outstanding Common Shares, the Corporation may not increase the size of the board of directors of the Corporation above seven members without the prior written consent of the Orion Group;
•for so long as Yamana holds at least 10% of the issued and outstanding Common Shares, it has the right to propose one nominee for election as a director of the Corporation; and
•each of Yamana and the Orion Group have a participation right, for so long as each holds at least 10% of the issued and outstanding Common Shares, to maintain their respective percentage shareholding interest in the Corporation at the time of any financing by the Corporation, whether public or private. The foregoing right does not apply in the event of an issuance of Common Shares by the Corporation (a) upon the exercise of stock options or other incentive securities, (b) upon the conversion of outstanding convertible securities of the Corporation, (c) in connection with or pursuant to any merger, business combination, exchange offer, take-over bid, arrangement, asset purchase transaction or other acquisition of assets or shares of a third party by the Corporation, (d) issued pursuant to a rights offering that is offered to all of the Corporation’s shareholders, or (e) upon or resulting from a subdivision of the Common Shares (by a split of Common Shares or otherwise), payment of stock dividend, or any other recapitalization or reorganization transaction.
The Orion Group nominated Istvan Zollei and Matthew Gollat to be its director nominees and Yamana nominated Gerardo Fernandez to be its director nominee, both pursuant to the Investor Rights Agreement and upon the closing of the vend-in transactions with the Orion Group and the Yamana Group, Messrs. Zollei, Gollat and Fernandez were appointed to the Board, which was comprised of seven members at the closing of the RTO. In order to allow the Orion Group to exercise its nomination right in full as described above, the Investor Rights Agreement provides the Orion Group with the right to request that the size of the Board be increased to up to nine members. Furthermore, the Investor Rights Agreement provides the Orion Group with the right to cause the Corporation to reduce the number of management directors on the Board from two, as is currently the case, to one, provided that the Orion Group holds at least 50% of the issued and outstanding Common Shares and the Orion Group has caused the size of the Board to be increased to nine members. As a result of the foregoing, the Orion Group will be entitled to nominate five of the nine members of the Board if the size of the Board is increased from seven to nine members.
Following the completion of the RTO, the Board was composed of the following persons: Vincent Metcalfe, Robin Weisman, Istvan Zollei, Gerardo Fernandez, Jamie Porter, Matthew Gollat and Joseph de la Plante.
Concurrent Private Placement
In connection with the RTO, the Corporation completed an offering of subscriptions receipts for aggregate gross proceeds of up to C$13,300,000. A portion of the proceeds from the private placement was used to fund the cash component of the consideration payable to the Yamana Group. Upon completion of the vend-in transactions with the Orion Group and the Yamana Group, each subscription receipt was automatically exchanged for one Common Share. Following completion of the RTO and the private placement, the Corporation had 511,015,979 Common Shares issued and outstanding, of which the Orion Group held 396,455,965 Common Shares (representing 77.58% of the then-issued and outstanding Common Shares) and Yamana held 66,500,000 Common Shares (representing 13.01% of the then-issued and outstanding Common Shares).

Acquisition of the Troilus Gold Royalty
On July 31, 2020, Nomad completed the acquisition from a private vendor of an existing NSR royalty on the Troilus Gold Project. Consideration consisted of $1.9 million (C$2.5 million) in cash and 5,769,231 units of the Corporation, each comprised of one common share and one-half of one common share purchase warrant.
Continuation of OMF SO & OMF (Mg)
On August 11, 2020, the wholly-owned subsidiaries of the Corporation, OMF SO and OMF (Mg), were continued from the Companies Law (Cayman Islands) into the CBCA.
New Revolving Credit Facility
On August 17, 2020, the Corporation entered into a credit agreement with the Bank of Nova Scotia, Canadian Imperial Bank of Commerce, and the Royal Bank of Canada for a $50 million revolving credit facility (the “Credit Facility”) with an option to increase to $75 million, subject to the satisfaction of certain conditions. The Credit Facility is secured by all of the Corporation’s assets and has an 18-month term, extendable upon mutual agreement between the parties to the Credit Facility.
Adoption of an Annual Dividend Policy
On August 26, 2020, the Corporation announced that the Board adopted an annual dividend policy for the Corporation of C$0.02 per Common Share, payable quarterly. The first quarterly dividend of C$0.005 per Common Share was payable on October 15, 2020 to Nomad shareholders of record as of the close of business on September 30, 2020. In 2020, the dividend declared amounted to C$4.2 million and the dividend paid amounted to C$2.0 million.
Addition to the Board
On August 24, 2020, the Orion Group consented pursuant to the Investor Rights Agreement to increasing the size of the Board from seven members to eight members.
On August 27, 2020, Susan Kudzman was appointed as a director of the Corporation. Ms. Kudzman is a director nominee of the Orion Group pursuant to the Investor Rights Agreement.
Acquisition of the Moss Gold Royalty
On September 28, 2020, the Corporation closed its acquisition of all of the outstanding shares of Valkyrie, a private royalty company, that owns an NSR royalty on the Moss Gold Mine located in Arizona, United States. Consideration consisted of 7,399,970 Common Shares of the Corporation.
Filing of Base Shelf Prospectus
On September 30, 2020, the Corporation filed a short form base shelf prospectus (the “Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada, pursuant to which the Corporation is allowed to make offerings of Common Shares, Preference Shares, subscription receipts, warrants, debt securities, units or any combination thereof, up to a maximum of $300 million during the 25-month period in which the Shelf Prospectus is effective.

Acquisition of Coral
On November 19, 2020, the Corporation acquired all of the issued and outstanding common shares of Coral pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia). Coral shareholders received, for each common share of Coral held, consideration consisting of C$0.05 in cash and 0.80 of a unit of the Corporation.
Each whole unit was comprised of one Common Share and one-half of one Common Share purchase warrant of the Corporation. Each full warrant (the “November 2020 Warrants”) entitles the holder thereof to purchase one Common Share at a price of C$1.71 until November 19, 2022. If the daily volume-weighted average trading price of Common Shares on the TSX exceeds the warrant exercise price by at least 25% for any period of 20 consecutive trading days after November 19, 2021, the Corporation will have the right to give notice in writing to the holders of the November 2020 Warrants that the November 2020 Warrants will expire 30 days following such notice, unless exercised prior thereto. As a result of the acquisition of Coral, the common shares of Coral have been delisted from the TSXV as of the close of business on November 20, 2020 and Coral ceased shortly after to be a reporting issuer in every province of Canada in which it was a reporting issuer. The November 2020 Warrants were listed for trading on the TSX under the symbol “NSR.WT” at the opening of trading on November 26, 2020.
Pursuant to the acquisition of Coral, the Corporation paid to Coral shareholders an aggregate of $1.9 million (C$2,5 million) in cash, issued 39,994,252 Common Shares and 19,997,118 November 2020 Warrants.
Prior to the completion of the arrangement of Coral, the Coral common shares were registered pursuant to Section 12(g) of the Exchange Act. Upon effectiveness of the arrangement, the common shares of Nomad were deemed registered under Section 12(g) of the Exchange Act, with Nomad deemed to be a successor issuer to Coral pursuant to Rule 12g-3(a) under the Exchange Act. As such, Nomad has become a successor issuer to Coral pursuant to Rule 12g-3(a) under the Exchange Act and is now a reporting issuer in the United States.
Filing of Prospectus Supplement and Secondary Bought Deal Offering of Yamana Common Shares
On December 7, 2020, the Corporation filed a prospectus supplement qualifying the distribution of 22,750,000 Common Shares (the “Offered Shares”) to be sold by Yamana at a price of C$1.10 per Common Share by way of Secondary Offering (as defined below).
On December 11, 2020, the Corporation and Yamana completed a public offering of the Offered Shares held by Yamana for gross proceeds to Yamana of C$25,025,000 (the "Secondary Offering"). The net proceeds of the Secondary Offering were paid directly to Yamana, and the Corporation did not receive any proceeds from the Secondary Offering.
Prior to the completion of the Secondary Offering, Yamana owned 66,500,000 Common Shares, representing approximately 11.78% of the then issued and outstanding Common Shares, excluding the Common Shares that could potentially be issued upon the conversion of the Deferred Payment. Following the completion of the Secondary Offering, Yamana’s ownership of the Corporation was 43,750,000 Common Shares, representing approximately 7.75% of the then issued and outstanding Common Shares, excluding the Common Shares that could potentially be issued upon the conversion of the Deferred Payment.

Acquisition of the Blackwater Gold Royalty
On December 23, 2020, the Corporation completed the acquisition of a 0.21% NSR royalty on the Blackwater Gold Project, a development project located in central British Columbia, Canada and operated by Artemis Gold Inc. The Corporation satisfied the first tranche of the purchase price payable to private vendors by issuing an aggregate of 791,854 Common Shares and by paying an aggregate amount of $0.9 million in cash. On January 11, 2021, the Corporation satisfied the second and last tranche of the purchase price by issuing an aggregate of 791,856 Common Shares and by paying and aggregate amount of $0.9 million in cash to the vendors.

Significant Acquisitions
In the most recently completed financial year, there were no significant acquisitions for which the Corporation was required to file a business acquisition report (BAR) under NI 51-102.
Subsequent Events to December 31, 2020
On February 19, 2021, the Board declared a quarterly dividend of C$0.005 per Common Share payable on April 15, 2021 to shareholders of record as of the close of business on March 31, 2021.
COVID-19
Nomad continues to monitor and assess the impacts of COVID-19 on its employees and business. At this time, all employees continue to work remotely. Nomad is closely monitoring the unpredictable impact of the COVID-19 pandemic on its portfolio of assets.
DESCRIPTION OF BUSINESS
Description of the Business
Nomad is a gold and silver stream and royalty company that purchases rights to a certain percentage of the gold or silver produced from a mine, generally for the life of the mine. Nomad owns a portfolio of 14 royalty, stream and gold loan assets, of which six are on currently producing mines and one which is on a project expected to begin production in the first half of 2021. Nomad plans to grow its low-cost production profile through the acquisition of additional producing and near-term producing gold and silver streams and royalties and intends to focus on a high degree of diversification both in terms of the number of assets and jurisdictions.
Royalty and Streaming Business
A royalty is a payment to a royalty holder by an operator or owner of a property and is typically based on a percentage of the minerals produced or the revenues or profits generated from the property. In a stream, the holder makes an upfront deposit and ongoing payments in exchange for an amount of specified metals (often a by-product of the mine) determined with reference to metals produced from a mine, at a pre-agreed price or percentage of market price. Stream interests and, typically, royalty interests, are established through a contract between the holder and the property owner. Royalties and streams are not typically working interests in a property and, therefore, the holder is generally not responsible for contributing additional funds for any purpose, including operating or capital costs or environmental or reclamation liabilities.

Stream interests and royalty interests, which are revenue-based as opposed to profit-based, have limited exposure to operating and capital costs incurred at the operating level. However, the holders share in the upside provided by exploration success, mine life extensions and operational expansions. A royalty and streaming business model facilitates greater diversification than is typical for mining companies. Royalty and streaming companies generally hold a portfolio of assets (often diversified by mine, jurisdiction or commodity), whereas mining companies generally are dependent on only one or a few key mines. The strength of the streaming and royalty business model relative to alternative precious metals investment vehicles has been demonstrated by the equity performance of peer companies across multiple gold price cycles.
Business Model and Strategy
Nomad seeks to acquire other metal purchase agreements and royalties from companies which have advanced stage development projects or operating mines and does not operate mines or develop/explore projects. In return for making a one-time upfront payment to acquire a precious metal streams or royalties, Nomad receives the right to purchase precious metals at a fixed price per unit, a percentage of a mine’s production for the operating life of the asset or a fixed percentage of the NSRs from a mine’s sales of produced metals. Nomad focuses on precious metal streams and royalties on mines with low production costs, significant exploration potential and strong management teams. Nomad targets investments in the Americas, Australia and Africa; however, Nomad pursues assets globally for appropriate risk-adjusted returns where it can ensure adequate protections and where the asset quality justifies it. Nomad also focuses on investing in mines and projects where ESG issues are believed to be well-managed by its counterparties. Nomad uses a differentiated approach to assessing new investment opportunities, supplementing its team with highly-specific third-party experts drawn from an extensive global network. The expertise employed and focus on diligence is tailored for each investment. Nomad’s due diligence process includes an assessment of its counterparties’ environmental and local stakeholder management, as good management of these matters promotes the long-term prosperity of operations for all stakeholders. Nomad expects to operate with a lean core team of professionals in order to maintain low overhead costs in pursuit of its growth-oriented strategy.
The Corporation’s Assets
Summary of Principal Royalties, Streams and Other Interests
As at December 31 2020, the portfolio consists of 14 assets comprised of 7 royalties, 4 streams and 3 other assets, of which six are on currently producing mines and one which is on a project expected to begin production in the first half of 2021.

Portfolio by Asset Stage

Asset Stage	Royalties	Streams	Other Interest	Total Number of Assets
Producing	3(1)	2	1	6
Development (construction)	3	2(2)	2(2)	7
Exploration and Evaluation	1	—	—	1
Total	7	4	3	14
(1) One of these NSR royalties is on a producing mine for which the minimum production threshold has not yet been reached in order for Nomad to receive royalty payment.
(2) Assets on a project which is currently on care and maintenance.
Summary of Assets

Description of the Assets
Blackwater Gold Royalty – British Columbia, Canada – Artemis Gold Inc.
The Blackwater Gold Royalty consists of a 0.21% NSR royalty on all metals and minerals produced from a specific mineral tenure which covers a portion of the Blackwater Gold Project. The Blackwater Gold Project is a development project located in central British Columbia, Canada and operated by Artemis Gold.
On February 9, 2021, Artemis Gold announced that it had submitted applications to the Government of British Columbia to undertake an early works construction program in respect of its Blackwater Gold Project in British Columbia, Canada. The construction program is designed to focus on clearing of key infrastructure areas including haul roads, the stage 1 tailing storage facility and camp areas. In addition, construction of the mine access road and plant-site bulk earthworks will be fast-tracked to facilitate early mobilization of the Engineering, Procurement and Construction contractor to site upon receipt of major works permits. The permitting process in respect of the construction program is expected to take several months with approvals anticipated in late in the second quarter of 2021.
On March 1, 2021, Artemis Gold further announced that in support of the definitive feasibility study and in preparation for commencement of construction for Blackwater Gold Project, Artemis Gold has been conducting the following activities: (i) ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production; (ii) metallurgical test work; (iii) geotechnical drilling as part of site preparation work; (iv) work advancing the guaranteed maximum price proposals associated with the process plant and powerline; and (v) a B.C. Hydro study. Artemis Gold also announced that the work program in the first six months of 2021 is on track to culminate with the completion of the definitive feasibility study on the Blackwater Gold Project by mid 2021.
The Mineral Resource and Mineral Reserve estimates for the Blackwater Gold Project reported as at May 5, 2020 and August 26, 2020, respectively, are listed in the table below:

Blackwater Gold Project Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	427,123	0.65	5.5	8,905	75,802
Indicated	169,642	0.51	8.5	2,766	46,578
Measured & Indicated	596,765	0.61	6.4	11,672	122,381
Inferred	16,935	0.45	12.8	246	6,953
____________________
•Source: Blackwater Project Report.
•Mineral Resources have an effective date of May 5, 2020.
•The following assumptions have been made in estimating Mineral Resources:
•Resources are reported using the 2014 CIM Definition Standards and were estimated using the 2019 CIM Best Practices Guidelines.
•Mineral Resources are reported inclusive of Mineral Reserves.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•The Mineral Resource has been confined by a “reasonable prospects of eventual economic extraction” pit using the following assumptions: $2,000/oz. Au and $21.43/oz Ag at a currency exchange rate of $0.75 per C$1.00; 99.9% payable Au; 95.0% payable Ag; $8.50/oz Au and $0.25/oz Ag offsite costs (refining, transport and insurance); a 1.5% NSR royalty; and uses a 93% metallurgical recovery for gold and 55% recovery for silver. Pit slope angles are assumed at 40º.
•The AuEq values were calculated using $1,400/oz Au, $15/oz Ag, a gold metallurgical recovery of 93%, silver metallurgical recovery of 55%, and mining smelter terms for the following equation: AuEq = Au g/t + (Ag g/t x 0.006).
•The specific gravity of the deposit has been determined by lithology as being between 2.6 and 2.74.
•Numbers may not add due to rounding.
•Nomad Royalty owns a 0.21% NSR on mineral tenure 515809 which covers a portion of the Blackwater Gold Project and the higher-grade starter pit.
•See “Cautionary Statement Regarding Third Party Information”.

Blackwater Gold Project Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz)	Contained Silver (Moz)
Proven	325	0.74	5.8	7.8	60.7
Probable	9.1	0.80	5.5	0.2	1.6
Proven & Probable	334	0.75	5.8	8.0	62.3
____________________
•Source: Blackwater Project Report.
•Information Mineral Reserves have an effective date of August 18, 2020.
•The following assumptions have been made in estimating Mineral Reserves:
•Mineral Reserves are based on the 2020 Pre-Feasibility Study life of mine plan.
•Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.
•Mineral Reserves are reported at an NSR cut-off of $13.00/t.
•NSR cut-off assumes $1,400/oz Au and $15/oz Ag at a currency exchange rate of $0.75 per C$1.00; 99.9% payable gold; 95.0% payable silver; $8.50/o. Au and $0.25/oz Ag offsite costs (refining, transport and insurance); a 1.5% NSR royalty; and uses a 93% metallurgical recovery for gold and 55% recovery for silver.
•The NSR cut off- covers processing costs of $10.00/t and administrative (G&A) costs of $3.00/t.
•The AuEq values were calculated using the same parameters as NSR listed above, resulting in the following equation: AuEq = Au g/t + (Ag g/t x 0.006).
•Numbers have been rounded as required by reporting guidelines.
•Nomad Royalty owns a 0.21% NSR on mineral tenure 515809 which covers a portion of the Blackwater Gold project and the higher -grade starter pit.
•See “Cautionary Statement Regarding Third Party Information”.

Blyvoor Gold Stream – Witwatersrand Gold Belt, South Africa - Blyvoor Gold (Pty) Ltd.
The Blyvoor Gold Stream is a gold stream interest on the Blyvoor Gold Mine located 75 kilometres southwest of Johannesburg in Gauteng Province, Republic of South Africa. The Blyvoor Gold Mine is owned and operated by Blyvoor Gold, and is in its final construction and restart phase with initial production currently expected to commence in the first half of 2021. Blyvoor Gold acquired the No. 5 Shaft underground gold mining operations of the old Blyvooruitzicht Gold Mine.
The following is a summary of the material terms of the Blyvoor Gold Stream:
•Pursuant to the terms of the Blyvoor Stream, OMF SO, as purchaser, prepaid an amount of $37 million to Blyvoor Capital, as seller, to purchase such amount of refined gold to be produced at the Blyvoor Gold Mine, as set forth below, with the proceeds of the prepayment being used to fund the final construction of the mine and the re-entry into service of the mine:
•for the first 300 koz of gold delivered under the stream, a 10% gold stream on the first 160 koz of gold produced within a calendar year, then a 5% stream on any additional gold produced within the calendar year;
•following delivery of the first 300 koz of gold, but until the production of the first 10.32 million ounces of gold, a 0.5% stream on the first 100 koz of gold produced in each calendar year; and
•the gold production at the Blyvoor Gold Mine is subject to an ongoing payment at the price of $572/oz.
The Blyvoor Gold Stream is secured by first ranking security over all of the present and after acquired property of Blyvoor Gold and the guarantors party to the Blyvoor Gold Stream agreement, against the property and assets of Blyvoor Gold.
Blyvoor Gold informed Nomad that following the visit of the Department of Minerals Resources and Energy relating to the inspection of the #5 sub-vertical shaft in September 2020, Blyvoor Gold received its final license which will allow them to access the deeper mining levels. Blyvoor Gold is now fully permitted. Blyvoor Gold expects to complete the plant construction and to commence processing operations in the first half of 2021. Mining operations have commenced on the upper levels and ore is currently being hauled to the surface. Blyvoor Gold continues to ramp up mining operations at the Blyvoor Gold Mine. Blasting activities are now fully operational and taking place daily. The process plant construction is complete and ore processing has commenced. Nomad has commissioned a NI 43-101 technical report on the Blyvoor Gold Mine, which is expected to be completed in the first half of 2021.
Bonikro Gold Stream – Hiré, Côte d’Ivoire – Allied Gold Corp.
The Bonikro Gold Stream is a gold stream interest on the Bonikro Gold Mine, located in Hiré, Côte d’Ivoire, approximately 250 kilometres north-west of the commercial capital Abidjan. The Bonikro Gold Mine is operated by Allied Gold Corp. The Bonikro Gold Mine consists of two primary areas, namely Bonikro (37 km2 mining licence) and Hiré (195 km2 mining licence). A third area, Dougbafla, is in the process of being converted from an exploration licence to a mining licence. Gold has been produced from the Bonikro open pit mine and through the Bonikro carbon-in-leach plant since 2008.

Allied Gold Corp. informed Nomad that that they have been producing from the Akissi-So, Chapelle and Chapelle West extension pits.
The following is a summary of the material terms of the Bonikro Gold Stream:
•Pursuant to the terms of the Bonikro Stream, OMF (Mg) prepaid an amount of $20 million to the sellers under the Bonikro Stream, to purchase such amount of refined gold to be produced at the Bonikro Gold Mine, as set forth below:
▪initially, 6% in respect of each lot, until both (i) 650,000 ounces of refined gold have been out-turned following the closing date of the stream agreement; and (ii) 39,000 ounces of refined gold have been delivered;
▪thereafter, 3.5% in respect of each lot, until both (i) 1,300,000 ounces of refined gold have been out-turned; and (ii) 61,750 ounces of refined gold have been delivered;
▪thereafter, 2% in respect of each lot; and
▪subject to an ongoing payment at the lesser of the $400/oz and the gold market price on the business day immediately preceding the date of delivery.
The Bonikro Gold Stream is secured by first ranking security over all present and after acquired property of the seller and the guarantors party under the Bonikro Gold Stream agreement dated October 7, 2019, subject to certain permitted encumbrances and an intercreditor agreement.
Deliveries under the Bonikro Gold Stream were settled on a net cash basis as opposed to physical settlement until the beginning of June 2020. Since then, the Corporation has been receiving physical delivery of gold. During the fiscal year ended December 31, 2020, the Corporation earned 6,678 gold ounces under the Bonikro Stream, of which 4,044 ounces have been delivered since the closing of the RTO.
Gualcamayo Gold Royalty and DCP Commercial Production Payment – San Juan, Argentina – Mineros S.A.
The Gualcamayo Gold Royalty is an NSR Royalty on the Gualcamayo Mine which is located in the Province of San Juan, Argentina and is currently operated by Mineros S.A. The Gualcamayo Mine is in production and has produced 2.01 million ounces of gold from both open pit and underground operations between the commencing of commercial production in 2009 and 2019, according to a NI 43-101 technical report entitled “Technical Report on the Gualcamayo Property, San Juan and La Rioja Provinces, Argentina” dated August 15, 2020 with an effective date of July 10, 2020, prepared for Mineros S.A. The DCP component of the mine consists of a Mineral Resource located mainly to the west at the depth of the current mining operations and is at the pre-feasibility study stage of development.
Mineros S.A. has informed Nomad that it is investing $8 million annually in near-mine exploration and infill drilling to increase mine life. Only 20% of the 20,000-hectare land package has been explored. On March 24, 2021, Mineros S.A. filed a preliminary prospectus with the securities regulatory authorities in each provinces of Canada, other than Québec, in connection with an initial public offering of certain of its common shares.
The details of the Gualcamayo Gold Royalty and DCP Commercial Production Payment are as follows:

•2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP component of the mine; the maximum aggregate amount payable under the Gualcamayo Gold Royalty is capped at $50 million;
•1.5% NSR royalty on production from the DCP in perpetuity; and
•DCP Commercial Production Payment of $30 million upon commencement of DCP Commercial Production.
Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold
The Mercedes and South Arturo Silver Stream is a silver stream interest on the Mercedes Mine and South Arturo Mine, which are located in Mexico and Nevada, U.S.A., respectively. The Mercedes Mine is wholly-owned and operated by Premier Gold, while the South Arturo Mine is 60% owned by Nevada Gold Mines LLC, a joint venture between Barrick Gold Corporation and Newmont Corporation, and 40% by Premier Gold. Both mines are in production.
On December 16, 2020, Equinox Gold and Premier Gold announced the friendly acquisition of Premier Gold by Equinox Gold and that the interest of Premier Gold in the South Arturo Mine will be spun out to a newly created company called i-80 Gold Corp (“i-80”), pursuant to a statutory plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (the "Premier Gold Arrangement"). At the same time they announced that there is expansion potential to increase production to 80,000 to 90,000 ounces of gold annually at the Mercedes Mine. It is expected that Equinox Gold will become the owner and operator of the Mercedes Mine. Equinox Gold operates seven mines globally, is very well capitalized and is led by a reputable management team with the ability to drive further productivity increases at the mine site.
On January 19, 2021, Premier Gold reported increased mineral reserves and resources and released a positive pre-feasibility study on the South Arturo project, which includes the underground El Niño mine and a proposed Phase 1 open pit.
On February 23, 2021, Premier Gold announced that its securityholders have approved the acquisition by Equinox Gold of all of the issued and outstanding common shares of Premier Gold pursuant to the Premier Gold Arrangement as well as the spin-off of certain asset of Premier Gold in i-80, including the interest of Premier in the South Arturo Mine.
In connection with the Premier Gold Arrangement, Equinox Gold, Premier and i-80 are negotiating with the Corporation certain amendments to the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan to give effect to the separation of i-80's business and commercial arrangements from those of Premier Gold’s.
Nomad considers the stream interests on the Mercedes Mine and South Arturo Mine and the Premier Gold Prepay Loan to be currently its only interest in material mineral properties for the purposes of NI 43 101. Information with respect to the Mercedes Mine and South Arturo Mine has been prepared in accordance with NI 43-101 and may be reviewed under Schedule “B” – Information Concerning the South Arturo Mine and Schedule “C” – Information Concerning the Mercedes Mine to this AIF.
The following is a summary of the material terms of the Mercedes and South Arturo Stream:
•delivery of (i) 100% of the silver production from the Mercedes Mine and 100% of the silver production from the South Arturo Mine attributable to Premier Gold (40% attribution), until a total of 3.75 million ounces of refined silver have been delivered to OMF SO; and (ii) after a total of 3.75 million ounces of refined silver have been delivered pursuant to OMF SO, the delivery will be reduced to 30%.
•minimum annual delivery of 300,000 of refined silver until the cumulative delivery of 2.1 million ounces.
•subject to an ongoing cash purchase price equal to 20% of the prevailing silver market price.
The Mercedes and South Arturo Silver Stream is secured by, among other things, a continuing security interest and a second-ranking encumbrance.
The term of the Mercedes and South Arturo Stream is 40 years from January 31, 2019 with automatic ten-year additional terms, unless there have been no active mining operations on the Mercedes Mine or South Arturo Mine during the final ten years of the initial term or an additional term, as applicable.
The Mineral Resource and Mineral Reserve estimates for the Mercedes Mine reported as at December 31, 2018, excluding the Mineral Resources which have been converted to Mineral Reserves, are listed in the table below:
Mercedes Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	253.39	3.33	51.23	27	417
Indicated	3,001.26	3.41	36.93	329	3,564
Measured & Indicated	3,254.65	3.41	38.05	356	3,982
Inferred	1,720.17	4.18	36.11	231	1,997
____________________
•Source: Premier Gold AIF.
•Mineral Resources have an effective date of December 31, 2018.
•The table presents the Mineral Resources on a 100% basis, reflecting Premier Gold’s 100% interest in the Mercedes Mine.
•The following assumptions have been made in estimating the Mineral Resources:
•Mineral Resources are estimated at a cut-off grade of 2.0 g/t AuEq.
•Mineral Resources are estimated using an average gold price of $1,400 per ounce and an average silver price of $19.25 per ounce.
•No minimum mining width was used.
•Mineral Resources are exclusive of Mineral Reserves.
•Mineral Resources may not sum to the proper totals because of rounding.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mercedes Mineral Reserves Statement (100%)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	193.20	9.01	80.97	56	503
Probable	3,190.22	3.31	21.66	339	2,222
Proven & Probable	3,383.42	3.63	25.05	395	2,725
____________________
•Source: Premier Gold AIF.
•Mineral Reserves have an effective date of December 31, 2018.
•The table presents the Mineral Reserves on a 100% basis, reflecting Premier Gold’s 100% interest in the Mercedes Mine.
•The following assumptions have been made in estimating Mineral Reserves:
•Mineral Reserves are estimated at a cut-off grade of 2.0 g/t Au at Diluvio ore zone and 2.5 g/t AuEq at all other areas.
•Mineral Reserves are estimated using an average gold price of $1,200 per ounce and a silver price of $16.50 per ounce.
•A mining width of 4.0 m was used.
•Numbers may not sum to totals due to rounding.
•Mineral Reserves are subject to reduction due to mining depletion.
•See “Cautionary Statement Regarding Third Party Information”.

See “Schedule “C” – Information Concerning the Mercedes Mine to this AIF for additional details on the Mercedes Mine.
The Mineral Resource and Mineral Reserve estimates for the South Arturo Mine reported as at December 1, 2020, excluding the Mineral Resources which have been converted to Mineral Reserves, are listed in the table below:

South Arturo Mineral Resources Statement (40% attributable to Premier Gold)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	5,368	1.17	6.63	200.2	1,145
Indicated	14,624	1.20	6.02	566.1	2,832
Measured & Indicated.	19,992	1.20	6.19	768.3	3,977
Inferred	10,117	0.99	5.47	322.4	1,779
____________________
•Source: South Arturo Report.
•Mineral Resources have an effective date of December 1, 2020.
•The table presents the Mineral Resources on a 40% basis, reflecting Premier Gold’s 40% interest in the South Arturo Mine.
•The following assumptions have been made in estimating Mineral Resources:
•Mineral Resources are exclusive of Mineral Reserves;
•Mineral Recourses are stated as of December 1, 2020;
•Mineral Resources are estimated using variable cut-off grades that are dependent upon recovery and processing method;
•Open Pit Mineral Resources are constrained within a pit shell generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
•Underground Mineral Resources are constrained by mine stope optimizer shapes generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
•Modifying mill to model factors for tons and contained metal have not been applied to the open pit Mineral Resources;
•Underground Mineral Resources include modifying mill to model reconciliation factors of 1.025 and – 0.901 applied to tons and contained metal respectively;
•A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling;
•An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and
•The reference point for mineral resources is in situ.
•See “Cautionary Statement Regarding Third Party Information”.

South Arturo Mineral Reserves Statement (40% attributable to Premier Gold)

		Grade		Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (000 oz)	Contained Silver (000 oz)
Proven	2,634	3.09	15.90	261.5	1,347
Probable	1,166	2.38	13.81	89.1	518
Proven & Probable	3,800	2.87	15.23	350.5	1,864
____________________
•Source: South Arturo Report
•Mineral Reserves have an effective date of December 1, 2020.
•The table presents the Mineral Reserves on a 40% basis, reflecting Premier Gold’s 40% interest in the South Arturo Mine.
•The following assumptions have been made in estimating Mineral Reserves:
•Mineral Reserves are stated as of December 1, 2020;
•Mineral Reserves are estimated using variable cut-off grades that are dependent upon recovery and processing method;
•Mineral Reserves have been estimated at a gold price of $1,200 per troy ounce and a silver price of $15 per ounce;
•The base case economic analysis is presented at a gold price of $1,400 per ounce and a silver price of $15 per ounce;
•Underground Mineral Reserves include modifying mill to model reconciliation factors of 1.14 and – 0.96 applied to tons and contained metal respectively;
•Modifying factors for tons and contained metal have not been applied to open pit Mineral Reserves; and,
•The reference point for mineral resources is in situ.
•See “Cautionary Statement Regarding Third Party Information”.

See “Schedule “B” – Information Concerning the South Arturo Mine to this AIF for additional details on the South Arturo Mine.

During the fiscal year ended December 31, 2020, the Corporation earned 150,120 ounces of silver under the Mercedes and South Arturo Silver Stream.
Moss Gold Royalty – Arizona, U.S.A. - Northern Vertex Mining Corp.

The Moss Gold Mine is located in Arizona, U.S.A., and has been producing since 2018 by the operator Northern Vertex Mining Corp (“Northern Vertex”).
Northern Vertex is conducting an aggressive exploration program with three drill rigs onsite to expand the resource with the aim at extending the mine life and testing district scale targets. Recent results intersected high grade at the Ruth Vein target, widespread mineralization within the Gold Bridge and West Extension targets located 1.5 kilometres west of the pit, and similar Moss pit mineralization at the West target. Phase II drilling program was initiated in November 2020 and will extend to February 2021, Phase II will focus on the high-grade Ruth Vein target, resource infill at Gold Bridge and target new discoveries within extensive stockwork gold and silver mineralization both on strike and at depth at the Moss Gold Mine. The combined Phase I and II drilling programs will total 32,000 metres. In addition to the multi-phased exploration program, Northern Vertex continued to successfully implement a number of new initiatives to further optimize operations and reduce costs at the Moss Gold Mine.
The Moss Gold Royalty consists of a 0.5% to 3% NSR royalty on all metals and minerals produced from specific claims within the Moss Gold Mine as follows:
•a 1.0% NSR royalty on certain patented lode claims with no other royalty within the Moss Gold Mine;
•a 0.5% overriding NSR royalty on all production within the Moss Gold Mine derived from certain patented load claims with other royalty interests; and
•a 3% NSR royalty on any and all production derived from 63 unpatented lode claims within the Moss Gold Mine and on public lands within one mile of Moss Gold Mine’s outside perimeter of the present claim boundary.

The Mineral Resource estimates for the Moss Gold Mine reported as at March 17, 2020, are listed in the table below:
Moss Gold Mine Mineral Resources Statement (100%)

		Grade		Contained Metal
Category	Tons	Au (oz/st)	Ag (oz/st)	Contained Gold (000 oz)	Contained Silver (000 oz)
Measured	2,270,000	0.0232	0.2533	53,000	575,000
Indicated	18,290,000	0.0168	0.2126	307,000	3,888,000
Measured & Indicated	20,560,000	0.0175	0.2171	360,000	4,463,000
Inferred	11,960,000	0.0108	0.1149	129,000	1,375,000

____________________
•Source: Northern Vertex Press Release.
•Mineral Resources have an effective date of December 31, 2019.
•The following assumptions have been made in estimating Mineral Resources:
•The author of the updated Mineral Resources estimate on the Moss Mine reviewed Golden Vertex’s quality assurance and quality control programs on the 2019 mineral resources data. The author of the updated Mineral Resources estimate on the Moss Mine concluded that the collar, survey, assay, and lithology data are adequate to support mineral resources estimation. The exploration database has been reviewed and audited previously by the author of the updated Mineral Resources estimate on the Moss Mine.
•Domains were modelled in 3D to separate mineralized rock types from surrounding waste rock. The domains were modelled based on quartz veining and gold grade continuity above a 0.008 oz/st cut-off.
•Raw drill hole assays were composited to 20 ft lengths broken at domain boundaries.
•Capping of high grades was considered necessary and was completed for each domain on assays prior to compositing.
•Block grades for gold and silver were estimated from the composites using ordinary kriging interpolation into 20 x 20 x 20 ft blocks coded by domain.
•A tonnage factor of 12.77 ft/ton was used for material with a depth less than 12 m from surface. A tonnage factor of 12.42 ft/ton was used for all other material. The tonnage factors are based on 506 specific gravity measurements.
•Blocks were classified as Measured, Indicated and Inferred in accordance with CIM Definition Standards 2014. The Mineral Resource classification parameters were converted to Imperial units from the original drill hole spacing study completed in 2014.
•The author of the updated Mineral Resources estimate on the Moss Mine classified blocks to the Inferred category if the block fell within 330 ft of a composite. Indicated blocks were classified if the distance to the closest composite, the second closest composite and the average distance from the two closest drill holes was less than 125 ft. These distances approximate a drill hole spacing of 165 ft (or a 50 meter drill hole spacing).
•The author of the updated Mineral Resources estimate on the Moss Mine classified blocks to the Measured category if the distance to the closest composite, the distance to the second closest composite, the distance to the third closest hole and the average distance from the three closest holes were all less than 50 ft (approximating an 80 ft by 40 ft drill hole spacing).
•The Mineral Resource estimate is constrained within an optimised pit with a maximum slope angle of 65◦. Metal prices of $1,400/oz and $18.0/oz were used for gold and silver respectively. Metallurgical recoveries of 82% for gold and 65% for silver were applied. A 0.006 oz/st gold cut-off was estimated based on a total process and G&A operating cost of $7.73/t of mineralized material mined.
•No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.
•Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
•The quantity and grade of reported inferred resources in this estimation are based on limited geological evidence and sampling. There has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
•See “Cautionary Statement Regarding Third Party Information”.

Premier Gold Prepay Loan – Premier Gold Mines Limited
The Premier Gold Prepay Loan investment is a senior-secured loan whereby an initial cash advance of $42.2 million was provided to Premier Gold in September 2016. Pursuant to the Premier Gold Prepay Loan, Premier Gold was required to deliver at least 2,450 ounces of refined gold in each quarter of a calendar year until June 30, 2020. The Premier Gold Prepay Loan also bears interest at 6.5% payable quarterly in cash.
On March 4, 2020, an incremental term facility in the principal amount of $15.5 million to supplement the $42.2 million original term facility was made available to Premier Gold pursuant to the gold prepay credit agreement, which was amended and restated pursuant to a first amended and restated gold prepay agreement dated January 31, 2019.
As per the amended and restated gold prepay agreement, Premier Gold was required to continue delivering 2,450 ounces of refined gold until June 30, 2020 and is required to deliver 1,000 ounces of refined gold thereafter (subject to upward and downward adjustments in certain circumstances), until an aggregate of 16,900 ounces of refined gold have been delivered (as at June 30, 2020). As per the adjustments to the quarterly gold quantity and aggregate gold quantity provisions of the agreement (“Threshold Gold Price Clause”), if the quarterly average gold price is greater than $1,650 per ounce, then the aggregate gold quantity deliverable is reduced by 100 ounces of refined gold, effective as of the first day of the next quarter (and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold). As at December 31, 2020, an aggregate of 10,000 ounces of refined gold remained to be delivered under the amended and restated gold prepay agreement before adjustment to Threshold Gold Price Clause.
The maturity date of the Premier Gold Prepay Loan was extended to June 30, 2023 pursuant to the second amendment and restatement of the agreement

During the fiscal year ended December 31, 2020, the Corporation earned 6,700 gold ounces under the Premier Gold Prepay Loan.
See “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold” above for a description of the Premier Gold Arrangement.
RDM Gold Royalty – Minas Gerais, Brazil – Equinox Gold Corp.
The RDM Gold Royalty is an NSR royalty on the RDM Gold Mine which is located in the northern part of Minas Gerais, Brazil. The RDM Gold Mine is operated by Mineração Riacho dos Machados, a wholly-owned subsidiary of Equinox Gold (the company resulting from the combination of Equinox Gold Corp. and Leagold Mining Corporation pursuant to an arrangement that became effective of March 10, 2020) and is currently in production.
The RDM Gold Mine is a conventional open pit and carbon-in-leach operation, which commenced commercial production in early 2014.
On February 9, 2021, Equinox Gold announced an investment of $35 million in growth capital relating entirely to capitalized stripping for a pushback of the open-pit, providing lower strip access to the ore body in future years. As per Equinox Gold disclosure, the RDM Gold Mine production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per ounce and all-in sustaining costs (“AISC”) of $1,175 to $1,225 per ounce. AISC at the RDM Gold Mine in 2021 includes

$10 million of sustaining capital of which $6 million relates to increasing capacity of the tailings storage facility, with $2 million for equipment and $2 million for buildings and infrastructure.
The details of the RDM Gold Royalty are as follows:
•1% NSR royalty on the revenue related to the sale of gold;
•2% NSR royalty on the revenue related to sale of mineral products which originates in any other minerals (base metals); and
•payable on a semi-annual basis in February and August of each year.
The RDM Gold Mine Mineral Resource and Mineral Reserve estimates reported as at May 31, 2018 are listed in the table below:
RDM Mineral Resources Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Measured	3,195	0.77	79
Indicated	36,107	1.02	1,181
Measured & Indicated	39,303	1.00	1,259
Inferred	8,305	1.50	401
____________________
•Source: The RDM Report and Equinox Gold Corp.’s website at https://www.equinoxgold.com/_resources/EQX-ReservesResources.pdf
•Mineral Resources have an effective date of May 31, 2018.
•The following assumptions have been made in estimating Mineral Resources:
•CIM (2014) definitions were followed for Mineral Resources.
•Mineral Resources are inclusive of Mineral Reserves.
•Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.
•Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au.
•No minimum thickness was used in the resource estimation.
•Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a conceptual pit shell.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

RDM Mineral Reserves Statement (100%)

Category	Tonnage (Mt)	Gold Grade (g/t Au)	Contained Gold (Moz)
Proven	5,647	0.73	133
Probable	19,079	1.08	656
Proven & Probable	24,726	0.99	789
____________________
•Source: The RDM Report and Equinox Gold Corp.’s website at https://www.equinoxgold.com/_resources/EQX-ReservesResources.pdf
•Mineral Reserves have an effective date of May 31, 2018.
•The following assumptions have been made in estimating Mineral Reserves:
•CIM (2014) definitions were followed for Mineral Reserves.
•Mineral Reserves were generated using the May 31, 2018 mining surface.
•Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au.
•Mineral Reserves are reported using a long-term gold price of $1,200/oz.
•Mining dilution of 5% and 95% mining recovery.
•Process recovery of 90%.
•Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

During the fiscal year ended December 31, 2020, received royalty payments in the aggregate amount of $0.4 million and accrued an aggregate amount of $1.2 million pursuant to the RDM Gold Royalty with respect to 620 GEOs.
Robertson Gold Royalty – Nevada U.S.A – Barrick Gold Corporation
The Robertson Gold Royalty consists of a 1.00% to 2.25% sliding scale NSR royalty on the Robertson Property and is determined based on the observed gold price during each quarterly period of production based on the average LBMA Gold Price PM, as follows:

Average gold price during the quarter ($/ounce)	Applicable NSR royalty rate
Up to and including $1,200	1.00%
$1,200.01 to $1,400	1.25%
$1,400.01 to $1,600	1.50%
$1,600.01 to $1,800	1.75%
$1,800.01 to $2,000	2.00%
Over $2,000	2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick Cortez Inc. will make annual advance royalty payments of $0.5 million, which will be non-refundable and fully credited against any future obligations under the Robertson Gold Royalty.
The Robertson Property is an advanced exploration project located in Nevada, United States and operated by Barrick Cortez Inc., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”).
On November 20, 2020, Barrick announced during its investor day presentation that the Robertson Property was now included within the five-year plan at Cortez, with first production expected in 2025. As per current guidance from Barrick, Cortez is forecasted to produce 750,000 to 850,000 ounces annually from 2021 to 2025. Additionally, on the exploration front, Barrick will be conducting drilling programs at the Robertson Property and initiate earlier stage generative exploration work on the Pipeline-Robertson corridor.
On February 18, 2021, Barrick announced that total mineral resource growth at Cortez was principally driven by the Robertson open-pit and to a lesser extent, updated geological modelling at the Cortez Pits and Goldrush. A portion of inferred resources were upgraded to the indicated category at Robertson Property, and together with year-over-year total mineral resource growth, supports Barrick’s plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025. At Cortez Hills, drilling from underground platforms continues to test extensions, with a focus on targeting feeder zones below the mine. Drilling targeting a 160 meter down-dip offset of known mineralization along a potential feeder structure confirmed the presence of metasomatism and sulfidation. The drilling yielded two significant intervals, including 7.8 metres at 7.8 g/t Au, extending previous mineralization adjacent to the mine, and a second 8.7 metres at 4.8 g/t Au, supporting the interpretation of a feeder structure along the Hanson Fault. These results, along with those reported in the second quarter of 2020, are early stage but conceptually encouraging. Additional drill programs further testing the feeders and other ore controlling features are planned in the first quarter of 2021. On the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits as well as the intrusive-related mineralization at Robertson five kilometres to the north. The relationship between the deposits is unclear and understanding the geology and mineralization potential between them is a priority for Barrick.
The Mineral Resource estimates for the Robertson Property as at December 31, 2020 are listed in the table below:
Robertson Property Mineral Resources Statement (100%)

Category	Tonnage (kt)	Gold Grade (g/t Au)	Contained Gold (koz)
Indicated	54	0.63	1.1
Inferred	66	0.4	0.93
____________________
•Source: Barrick presentation entitled “Results for Q4 and year ended December 31, 2020, available on Barrick’s website at https://s25.q4cdn.com/322814910/files/doc_presentations/2021/Barrick-Q4-2020-Results-Presentation.pdf.
•Mineral Resources have an effective date of December 31, 2020.
•See “Cautionary Statement Regarding Third Party Information”.

Suruca Gold Royalty – Goias, Brazil – Lundin Mining Corporation
The Suruca Gold Royalty is a 2% NSR royalty on the Suruca gold deposit upon which the Suruca Project is being developed. The Suruca Project is located in Goias State, Brazil approximately 320 kilometres north of the state capital of Goiania and 270 kilometres northwest of the national capital of Brasilia. The Suruca Project is a gold-bearing development project operated by Mineração Maracá Indústria e Comércio S.A., the owner of the Chapada Copper-Gold Mine and a subsidiary of Lundin Mining Corporation. The Suruca Project is located approximately seven kilometres north-east from the Chapada Copper-Gold Mine. The Suruca Project is not yet in production.

The Mineral Resource and Mineral Reserve estimates for the Suruca Project reported as at June 30, 2019, are listed in the table below:
Suruca Project Mineral Resources Statement (100%)

Category	Tonnage (000’s)	Gold Grade (g/t Au)	Contained Gold (Moz)
Measured	12,737	0.42	0.17
Indicated	134,780	0.54	2.32
Measured & Indicated	147,518	0.53	2.49
Inferred	12,565	0.48	0.19
____________________
•Source: The Suruca Project Report.
•Mineral Resources have an effective date of June 30, 2019.
•The following assumptions have been made in estimating Mineral Resources:
•CIM (2014) definitions were followed for Mineral Resources.
•Mineral Resources are estimated at a cut-off grade of 0.16 g/t Au for oxide material and 0.23 g/t Au for sulphide material.
•Mineral Resources are estimated using a long-term gold price of $1,600/oz.
•Mineral Resources are inclusive of Mineral Reserves.
•Mineral Resources include resource estimates for Suruca Oxide and Suruca Sulphide.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Suruca Project Mineral Reserves Statement (100%)

Category	Tonnage (000’s)	Gold Grade (g/t Au)	Contained Gold (Moz)
Proven	11,454	0.42	0.15
Probable	53,741	0.53	0.92
Proven & Probable	65,195	0.51	1.07
____________________
•Source: The Suruca Project Report.
•Information Mineral Reserves have an effective date of June 30, 2019.
•The following assumptions have been made in estimating Mineral Reserves:
•CIM (2014) definitions were followed for Mineral Reserves.
•Mineral Reserves are estimated at a cut-off grade of 0.19 g/t Au for oxide material and 0.30 g/t Au for sulphide material.
•Suruca oxide and Suruca sulphide Mineral Reserves are estimated using an average long-term gold price of $1,250/oz.
•Numbers may not sum to totals due to rounding.
•See “Cautionary Statement Regarding Third Party Information”.

Troilus Gold Royalty – Québec, Canada - Troilus Gold Corp.
The Troilus Gold Royalty consists of a 1% NSR royalty on all metals and minerals produced from the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the Frotêt-Evans Greenstone Belt in Québec, Canada and operated by Troilus Gold Corp. (“Troilus”). From 1996 to 2010, Inmet Mining Corporation operated the Troilus project as an open pit mine, producing more than 2,000,000 ounces of gold and nearly 70,000 tonnes of copper.
In early 2021, Troilus reported positive results on the Southwest zone, including a 200-metre step-out hole which intersected high-grade gold-bearing mineralization between 50m and 450m from surface, and located outside of the NI 43-101 mineral resource envelope and the open pit proposed in the Troilus PEA (see Troilus’ press release date January 21, 2021). Troilus announced that for the winter 2021, it is implementing a 7,000 metres per month drilling program with the objective of expanding the mineral resource estimate at the Southwest Zone, definition drilling in the Z87 and J Zone and geotechnical drilling in support of the pre-feasibility study. A pre-feasibility study is expected to be published later in 2021 and an environmental impact study targeted for early 2022 for the Troilus Gold Project.
The Mineral Resource estimates for the Troilus Gold Project reported as at July 20, 2020, are listed in the table below:

Troilus Gold Project Mineral Resources Statement (100%)

		Grade			Contained Metal
Category	Tonnage (kt)	Gold Grade (g/t Au)	Copper Grade (% Cu)	Silver Grade (g/t Ag)	Contained Gold (Moz)	Contained Copper (Mlbs)	Contained Silver (Moz)
Indicated	177.3	0.75	0.08	1.17	4.30	322.60	6.66
Inferred	116.7	0.73	0.07	1.04	2.76	189.73	3.91
____________________
•Source: Troilus Gold Project Report.
•Mineral Resources have an effective date of July 20, 2020.
•The following assumptions have been made in estimating Mineral Resources:
◦Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
◦Summation errors may occur due to rounding.
◦Open pit mineral resources are reported within optimized constraining shells.
◦Open pit cut‐off grade is 0.3 gpt AuEQ where the metal equivalents were calculated as follows:
▪Z87 Zone AuEq = Au grade + 1.2566 * Cu grade + 0.0103 * Ag grade
▪J4/J5 Zone AuEq = Au grade + 1.2979 * Cu grade + 0.0108 * Ag grade
▪SW Zone AuEq = Au grade + 1.2768 * Cu grade + 0.0106 * Ag grade
◦Metal prices for the AuEQ formulas are: $US 1,600/ oz Au; $3.25/lb Cu, and $20.00/ oz Ag; with an exchange rate of $1.00: C$1.30.
◦Metal recoveries for the AuEQ formulas are:
▪Z87 Zone 83% for Au recovery, 92% for Cu recovery and 76% for Ag recovery
▪J4J5 Zone 82% for Au recovery, 88% for Cu recovery and 76% for Ag recovery
▪Z87 Zone 82.5% for Au recovery, 90% for Cu recovery and 76% for Ag recovery
•The resource constraining shells were generated with:
◦Metal Prices: Gold $1,600/oz, Copper $3.25/lb, Silver $20/oz
◦Mining Costs:
▪J Zone and 87 Zone base cost C$1.71/t moved
▪SW Zone base cost C$1.66/t moved
▪Incremental cost C$0.03/t waste moved, C$0.02/t feed moved
◦Process and G&A Costs: $Cdn 8.44/t processed
◦Wall slopes: varied between 49.5 to 60 degrees depending on pit area and slope sector
◦Metal Recoveries:
▪Gold: 90% all zones except in lower grade (Au < 1.2 g/t) portions of SW zone = 88%
▪Copper: 90% all zones except in higher grade (Cu > 0.13%) portions of SW zone = 92%
▪Silver: all zones 40%
◦Underground cut‐off grade is 0.9 AuEQ at Z87 Zone below constraining pit
◦Capping of grades varied between 2.00 g/t Au and 26.00 g/t Au; between 1.00 g/t Ag and 20.00 g/t Ag; and 1.00 %Cu; all on raw assay values depending on mineralized domain.
◦The density varies between 2.72 g/cm3 and 2.91 g/cm3 depending on mineralized zone.
•See “Cautionary Statement Regarding Third Party Information”.

Woodlawn Silver Stream and Lead Marketing Fee Agreement – New South Wales, Australia - Heron Resources Limited
The Woodlawn Silver Stream
The Woodlawn Silver Stream is a silver stream on the Woodlawn Mine located 50 kilometres north of Canberra in New South Wales, Australia. The Woodlawn Mine is operated by Heron, and has been put into care and maintenance due to COVID-19 and other factors from the commissioning stage. The Woodlawn Mine was historically mined via open pit and underground mining between 1978 and 1998 and primarily produced zinc, lead and copper concentrates.
The operations at the Woodlawn Mine were suspended and the project has been put into care and maintenance as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments.
As a result of the suspension of the operations at the Woodlawn Mine, Heron sought, and received, waivers from its senior creditors, including from Nomad, of certain covenants in respect of its principal credit agreement. On August 14, 2020, Heron announced the commencement of a strategic process in relation to its Woodlawn Mine and the appointment of Azure Capital as financial advisor in connection with such strategic process. Azure Capital will have a broad mandate to explore various options for the Woodlawn Mine including refinancing, joint ventures, and partial or complete divestment. In support of this process, Heron has received a further twelve-month extension of the senior facility waivers, including from Nomad under the agreement relating to the Woodlawn Silver Stream, until August 13, 2021. The Woodlawn Mine will remain on care and maintenance until such time as the strategic process terminates or as otherwise agreed between Heron and its stakeholders, including Nomad.
The following is a summary of the material terms of the Woodlawn Silver Stream:
•a cash deposit in an amount of $19 million was made under the Woodlawn Silver Stream, as a prepayment for the purchase price of silver to be delivered to Nomad pursuant to the Woodlawn Silver Stream, as set forth below, with the aforementioned cash deposit being used, among other things, to fund the development, construction and operation of the mine:
▪The stream amount on payable silver is as follows:
▪80% of the number of ounces of payable silver contained in the product until 2,150,000 ounces of refined silver have been sold and delivered;
▪thereafter, 40% of the number of ounces of payable silver contained in the product until 3,400,000 ounces of refined silver have been sold and delivered;
▪thereafter, 25% of payable silver for the remaining life of mine after; and
▪subject to an ongoing payment of 20% of the prevailing silver market price for each ounce of silver acquired.
▪The stream amount on payable zinc is as follows:

▪silver stream based on payable zinc where the amount of zinc is converted to silver at a rate of 170.2 ounces of silver per metric tonne of zinc;
▪zinc stream rate of 0.30% until 140 tonnes of payable zinc have been delivered, thereafter, 1.15% until 910 tonnes of payable zinc delivered (in the aggregate), thereafter, 2.25% until 4,200 tonnes of payable zinc have been delivered (in the aggregate), and thereafter, 0.75% of payable zinc for the remaining life of the mine; and
▪subject to an ongoing payment of 20% of prevailing silver market price.
The Woodlawn Silver Stream is secured by, among other things, a security interest in all of the present and after acquired property of Tarago Operations Pty Ltd (the seller under the Woodlawn Silver Stream agreement dated June 29, 2017, as amended on October 4, 2019) and its subsidiaries, subject to certain permitted encumbrances and an intercreditor agreement.
On January 28, 2021, Heron announced that the Woodlawn Mine site remains on care and maintenance with current activities focused on preserving mining and processing infrastructure for future re-start, along with environmental management of the site. During the fourth quarter of 2020, optimization studies and key work programs targeting value-add opportunities at the Woodlawn Mine were progressed or completed. Following the appointment of an advisor to explore strategic options for Woodlawn including refinancing, joint ventures, and partial or complete divestment, a full data room was established to support interested parties currently reviewing the project under confidentiality agreement. Under the current timetable for the strategic process, initial indicative non-binding proposals are expected to be received during the first quarter of 2021.

During the fiscal year ended December 31, 2020, the Corporation earned 67,281 ounces of silver under the Woodlawn Silver Stream.
The Lead Marketing Fee Agreement
The Lead Marketing Fee Agreement consists of a 0.2% fee payable on each tonne of payable lead contained in the project lead concentrates of the Woodlawn Mine until such time as the fees has been paid for and in respect of 100,000 tonnes of payable lead.
Material Mineral Projects
Nomad considers the Premier Gold Prepay Loan and its stream interests on the Mercedes Mine and South Arturo Mine to be currently its only interest in material mineral properties for the purposes of NI 43 101. Information with respect to the Mercedes Mine and South Arturo Mine has been prepared in accordance with NI 43-101 and may be reviewed under Schedule “B” – Information Concerning the South Arturo Mine and Schedule “C” – Information Concerning the Mercedes Mine to this AIF.
Sustainability Activities
In December 2020, the Corporation has joined the United Nations Global Impact. Launched in 2000, the United Nation Global Impact is the largest corporate sustainability initiative in the world, with more than 11,500 companies and non-business signatories based in over 160 countries.

As a participant, the Corporation had committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad’s short-term focus will be on four Sustainable Development Goals: Quality Education; Gender Equality; Clean Water and Sanitation; and Climate Action.
Human Resources
As of December 31, 2020, Nomad had 6 employees.
Although Nomad has less than one (1) year of operations, it benefits from the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. From time to time, Nomad may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. No management functions of Nomad are performed to any substantial degree by persons other than the directors and executive officers of the Corporation.
Competitive Conditions
The Corporation will compete with other companies that operate in the stream and royalty market segment to acquire streams, royalties and other interest in mining projects. The Corporation will also compete with companies that provide financing to mining companies. The Corporation also competes with other precious metals focused companies for capital and human resources. See “Description of the Business – Risk Factors – Increased competition for royalties, streams and other interests could adversely affect the Corporation’s ability to acquire additional royalties, streams and other interests in mineral properties”.
Foreign Operations
The Corporation currently purchases or expects to purchase precious or other metals or receives or expects to receive payments under royalties, streams or gold loan assets from mines or operations in Australia, Argentina, Brazil, Canada, Côte d’Ivoire, Mexico, South Africa and the United States. The Corporation may in the future purchase precious metals or receive payments under royalties, streams or other interests from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond the Corporation’s control and could adversely affect the Corporation’s business. The effect of these factors cannot be predicted with any accuracy by the Corporation.

RISK FACTORS
In evaluating Nomad and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Nomad or in connection with the business and operations of Nomad.
Risks Relating to the Corporation’s Business and Industry
Public health crises, including the COVID-19 pandemic, may significantly impact the Corporation
The Corporation’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and/or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which the Corporation has an interest. Mining operations in which the Corporation holds a royalty, stream or other interest have been, and may in the future be, suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. The implementation of additional operational suspensions at one or more of the properties in which the Corporation holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, may have a material adverse impact on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The risks to the Corporation’s business associated with COVID-19 include without limitation, the risk of breach of material contracts and customer agreements, risks to employee health and workforce productivity at mining operations in which the Corporation holds a royalty, stream or other interest, the possibility of increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on the Corporation’s business, financial condition and results of operations. In addition, The Corporation may experience business interruptions as a result of the re-initiation or initiation of suspensions or operational reductions at the mines in which the Corporation has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of the Corporation, which could in turn have a material adverse impact on the Corporation’s business, profitability, results of operations and financial condition and the trading price of its securities. As at the date of this AIF, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated.
The operations at the Woodlawn Mine of Heron in Australia were suspended and the project put into care and maintenance as of March 24, 2020, in response to a number of factors, including the COVID-19 pandemic, its impact on global demand for commodities, the price of zinc and the extraordinary travel restrictions imposed by the Australian federal and state governments. As a result of the suspension of its operations at Woodlawn, Heron was in default under its credit facilities and the agreement relating to the Woodlawn Silver Stream and Heron sought, and received, waivers from its senior creditors, including the Corporation, of these default events. Both the suspension of operations and the waivers were extended further and on August 14, 2020, Heron announced the commencement of a strategic process in relation to its Woodlawn Mine and the appointment of Azure Capital as financial advisor to that process. Azure Capital will have a broad mandate to explore various options for the Woodlawn Mine including refinancing, joint ventures, and partial or complete divestment. In support of this process, Heron has received a further twelve-month extension of the senior facilities waivers, including from the Corporation under the agreement relating to the Woodlawn Silver Stream, until August 13, 2021. The Woodlawn Mine will remain on care and maintenance until such time as the strategic process terminates or as otherwise agreed between Heron and its stakeholders, including the Corporation. The outcome of the strategic process relating to the Woodlawn Mine may have a material adverse impact on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Changes in commodity prices will affect the revenues generated from the Corporation’s asset portfolio as well as the profitability of the Corporation
The revenue derived by the Corporation from its asset portfolio will be significantly affected by changes in the prices of the commodities underlying the royalties, streams and other interests. Commodity prices, including those to which the Corporation is exposed, ﬂuctuate on a daily basis and are affected by numerous factors beyond the control of the Corporation, including levels of supply and demand, industrial investment levels, inﬂation and the level of interest rates, the strength of the U.S. dollar, geopolitical events and the current COVID-19 pandemic. Such external economic factors are in turn inﬂuenced by changes in international investment patterns, monetary systems and political developments. The Chinese market is a significant source of global demand for commodities. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the commodities in respect of which the Corporation has royalties, streams and other interests.
Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, despite the Corporation’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The precious metals that are subject to the royalty, stream and other interests in the Corporation’s asset portfolio are produced or will be produced as by-product metals at some of the properties in respect of which the Corporation holds a royalty, stream or other interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Reserves and Mineral Resources, as applicable, is influenced by changes in the commodity prices of other metals at the mines. Where the Corporation’s interest is in respect of a by-product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators and the Corporation may not be aligned.

The Corporation has no or limited control over the operation of the properties in respect of which the Corporation holds an interest and the operators’ failure to perform or decision to cease or suspend operations will affect the revenues of the Corporation
The Corporation is not directly involved in the operation of mines. The revenue derived from its asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Corporation on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Corporation to advance development and production on properties as rapidly as possible in order to maximize near-term cash ﬂow, while third-party owners and operators may take a more cautious approach to development as they are at risk with respect to the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty, stream or other interests. The inability of the Corporation to control the operations for the properties in respect of which it has a royalty, stream or other interest may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the owners or operators may take action contrary to the Corporation’s policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with the Corporation, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with the Corporation.
At any time, any of the operators of the properties in respect of which the Corporation holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations. In particular, due to the COVID-19 pandemic, many mining projects around the world have been forced to temporarily suspend mining operations and may be forced to temporarily suspend mining operations again in the event of additional outbreaks of the COVID-19 pandemic.
The Corporation is subject to the risk that mining operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, pandemics (including the COVID-19 pandemic), weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, expropriation and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Corporation’s assets may not be recoverable if the mining companies operating the mining operations in which the Corporation holds a royalty, stream or other interest cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the mining operations in which the Corporation holds a royalty, stream or other interest becoming uneconomic resulting in their shutdown and closure. The Corporation is not entitled to purchase gold, silver or other commodities, receive royalties or other economic benefit from the mining operations in which the Corporation holds a royalty, stream or other interest if no gold, silver or other commodities are produced from such mining operations.
The Corporation may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty, stream or other interest shuts down or discontinues its operations on a temporary or permanent basis. As a result of the COVID-19 pandemic and for other financial reasons, the Corporation may need to provide covenant waivers in the future pursuant to financing documents to certain operators of properties in respect of which it holds a royalty, stream or other interest.
The Premier Gold Prepay Loan and Mercedes and South Arturo Silver Streams are currently significant to the Corporation. Other assets and properties may become signiﬁcant to the Corporation from time to time and any adverse development related to any such assets will affect the revenue derived from such assets
As of the date of this AIF, Nomad considers that the Premier Gold Prepay Loan and the stream interests that have been acquired on the Mercedes Mine and the South Arturo Mine are its only mineral projects on material properties of the Corporation for the purposes of NI 43-101. As new assets are acquired or move into production, the materiality of each of the Corporation’s assets will be reconsidered. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves from the Mercedes Mine and South Arturo Mine, or any other significant property in the Corporation’s asset portfolio from time to time, including, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, ﬂooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. Any adverse decision made by the owners and operators of the assets that may be material to the Corporation, including for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that the Corporation receives and may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In connection with the Premier Gold Arrangement, Equinox Gold, Premier and i-80 are negotiating certain amendments to the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan with the Corporation to give effect to the separation of i-80's business and commercial arrangements from those of Premier Gold’s, the results of these negotiations and the amendments that may be required to be made to the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. If the Premier Gold Arrangement is completed and changes are made to the Mercedes and South Arturo Silver Stream and the Premier Gold Prepay Loan, the Corporation will have to reconsidered if the Mercedes Mine or the South Arturo Mine are still mineral projects on material properties of the Corporation for the purposes of NI 43-101.
Some of the properties in respect of which the Corporation has an interest may never achieve commercial production, and the Corporation may lose its entire investment
Some of the projects or properties in respect of which the Corporation has an interest are in the construction, development or expansion stage. There can be no assurance that construction, development or expansion will be completed on a timely basis or at all. If such properties do not reach commercial production, the Corporation will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
To the extent that any of the owners or operators of properties in respect of which the Corporation holds a royalty, stream or other interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Sale of assets in respect of which the Corporation holds an interest may result in a new operator and any failure of such operator to perform could affect the revenues of the Corporation
The owners or operators of the projects or mines in respect of which the Corporation holds an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which the Corporation has little or no control. If such transactions are completed, it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator, and which may positively or negatively impact the Corporation. If any such transaction is announced, there is no certainty that such transaction will be completed, or be completed as announced, and any consequences of such non-completion on the Corporation may be difficult or impossible to predict.
The Corporation may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined
Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where the Corporation holds royalties, streams or other interests.
If mineable deposits are discovered, substantial expenditures will be required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, the Corporation intends to hold only royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.
The Corporation may have limited access to data and disclosure regarding the operation of properties in respect of which it has an interest, which may affect its ability to assess and predict the performance of its royalties, streams or other interests
As a holder of royalties, streams and other interests, the Corporation generally has limited access to data on the operations or to the actual properties themselves. Accordingly, the Corporation needs to rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties in respect of which it holds royalties, streams and other interests. The Corporation will use such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If such information contains material inaccuracies or omissions, the Corporation’s ability to assess and accurately forecast its own performance or achieve its stated objectives may be materially impaired. In addition, some royalties, streams or other interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties, streams or other interests and, as such, the Corporation may not be in a position to publicly disclose such information with respect to certain royalties, streams or other interests. The limited access to data and disclosure regarding the operations of the properties in respect of which the Corporation will acquire an interest may restrict the Corporation’s ability to enhance its performance, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Although the Corporation will attempt to secure contractual rights when it creates new royalty, stream or other interests, such as audit or access rights that will permit it to monitor operators’ compliance with their obligations to the Corporation, there can be no assurance that the Corporation will be able to secure such rights, or that such rights will be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to the Corporation.
The Corporation depends on the operators of the properties in respect of which it holds a stream, royalty or other interest for the calculation of certain payments, and it may not be possible to detect errors in payment calculations
Payments and deliveries to the Corporation pursuant to royalties, streams and other interests are calculated by the operators of the relevant properties based on reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for royalties, streams or other interests to be acquired by the Corporation will require the operators to provide the Corporation with production and operating information that may, depending on the completeness and accuracy of such information, enable the Corporation to detect errors in such calculations. However, the Corporation may not have the contractual right to receive production information for all of its royalties, streams and other interests. As a result, the Corporation’s ability to detect payment errors in respect of royalties, streams or other interests through its monitoring program of its interests and its associated internal controls and procedures will be limited, and the possibility will exist that the Corporation will need to make retroactive revenue adjustments in respect of royalties, streams or other interests. Some of the contracts for royalties, streams and other interests in the Corporation’s asset portfolio provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties, streams and other interests; however, such audits may occur many months following the Corporation’s recognition of the revenue in respect of the royalties, streams or other interests and may require the Corporation to adjust its revenue in later periods.
The Corporation is dependent on the payment or delivery by the owners and operators of the properties in respect of which the Corporation has a royalty, stream or other interest, and any delay in or failure of such payments or deliveries will affect the revenues generated by the Corporation’s asset portfolio
The Corporation is dependent, to a large extent, upon the financial viability of the owners and operators of the relevant properties in respect of which it holds royalties, streams and other interests. Payments and deliveries from production will generally ﬂow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed as a result of restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Corporation’s rights to payment or delivery pursuant to royalties, streams and other interests will, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This will inhibit the Corporation’s ability to collect outstanding payments or deliveries in respect of such royalties, streams or other interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit the Corporation’s ability to recover or obtain equitable relief in the event of a default by the owner or operator under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Corporation should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. There is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve its interest in a royalty, stream or other interest in the context of an insolvency or similar proceeding, the Corporation may be required to make additional investments in, or provide funding to, owners or operators, which would increase its exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of the Corporation’s rights may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Global financial conditions may destabilize
Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Corporation’s ability, or the ability of the owners or operators of the properties in respect of which the Corporation holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, the Corporation’s profitability, results of operations and financial condition and the trading price of its securities could be adversely affected. To date, the COVID-19 pandemic has had a significantly negative impact on the global economy, as well as on certain commodity prices, and the pandemic will likely have an adverse effect on the Corporation.
The Corporation is exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments will affect the revenues of the Corporation
The Corporation is exposed to various counterparty risks including, but not limited to (i) financial institutions that hold the Corporation’s cash and metals inventory; (ii) the Corporation’s royalty, stream and other interest counterparties; (iii) other companies that have payables owing to the Corporation; (iv) the Corporation’s insurance providers; and (v) the Corporation’s lenders. The Corporation is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Corporation.
Royalties, streams and other interests may not be honoured by operators of a project
Royalties, streams and other interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams and other interests do not abide by their contractual obligations, the Corporation may be forced to take legal action to enforce its contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Corporation may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Not all of the Corporation’s royalties, streams and other interests are secured and the Corporation’s security interests, if any, may be subordinated and difﬁcult to enforce
Although certain of the Corporation’s royalties, streams and other interests are secured, certain of these interests remain unsecured. In a default, liquidation or realization situation, any unsecured interest of the Corporation will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, the Corporation’s likely potential recourse against a defaulting property owner or mining operator would be for breach of the applicable contract which would result in damages and unsecured claims for which the likelihood of recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to those owing to the Corporation.
Even valid security interests which are or may be held by the Corporation may be (i) subordinated; (ii) unenforceable; (iii) difficult to enforce; or (iv) subject to attack by other creditors or stakeholders. If the Corporation’s security is subordinated, the Corporation may be prohibited from enforcing its security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. Also, any recovery or distribution in respect of subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if the Corporation is permitted to enforce its security interests, if any, the security may be difficult to enforce because of the nature of the security and issues out of the Corporation’s control, including court orders, restricted access and jurisdiction. The Corporation may be unwilling to exercise any rights that it may have if the Corporation could become exposed to environmental or other liabilities as a successor, an employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner may challenge the continued existence of the Corporation’s security interests and streaming, royalty or other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding the Corporation’s interests. If the Corporation is unable to enforce its security interests, there may be a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
In addition to the issues relating to enforcing its security, there is no assurance that the Corporation will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent the Corporation from enforcing its security interests and streaming, royalty or other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a royalty, stream or other agreement with the Corporation, it or its creditors may seek to unilaterally terminate, disclaim or resiliate agreements with the Corporation, seek to sell or vest the property to another party free and clear of the royalty, stream or other obligations owing to the Corporation or seek other relief with respect to the Corporation’s interests. Any sale or transfer of property in such insolvency proceeding may also be effected by court order, notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with the Corporation or others. Further, in insolvency proceedings, any security or other interest held by the Corporation will likely be further subordinated by court-ordered charges or other court-ordered relief, including for interim financing.
Insolvency proceedings in the mining industry are generally complex and lengthy, the outcomes of which may be uncertain and may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition. In such proceedings, property owners may sell or convey the property free and clear of any obligations owed to the Corporation.
In addition, because some of the properties in respect of which the Corporation holds royalties, streams and other interests are owned and operated by foreign entities in foreign jurisdictions, the Corporation’s security interests and streaming, royalty and other rights may be subject to political interference, as well as to real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada, and may prevent the Corporation from enforcing its security interests and streaming, royalty and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian courts will be enforceable in those foreign jurisdictions. If the Corporation is unable to enforce its security interests and streaming, royalty and other rights, there may be a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation’s proﬁtability, results of operations and ﬁnancial condition are subject to variations in foreign exchange rates
Certain of the Corporation’s activities and its head office are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. Additionally, some of the Corporation’s royalties, streams and other interests may be subject to foreign currency ﬂuctuations and inﬂationary pressures, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and the Corporation may suffer losses due to adverse foreign currency rate ﬂuctuations.
Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce the Corporation’s revenue from royalties, streams and other interests
The revenue generated by the Corporation will principally be based on the exploitation of Mineral Reserves on assets underlying the Corporation’s royalties, streams or other interests. Mineral Reserves are continually being depleted through extraction and the long-term viability of the Corporation’s asset portfolio will depend on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which the Corporation will have royalties, streams or other interests mature, it can expect overall declines in production over the years unless operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the Corporation’s asset portfolio or that discoveries will be located on properties covered by the relevant royalty, stream or other interest. Even in those cases where a significant mineral deposit is identified and covered by a royalty, stream or other interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by a royalty, stream or other interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves in the Corporation’s asset portfolio. This includes Mineral Resources, as the resources that have been discovered may not have been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability of operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty, stream or other interest, may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation may enter into acquisitions or other material royalty or streaming transactions from time to time, which may be material, may involve the issuance of the Corporation’s securities or may involve the incurrence of indebtedness and will be subject to transaction-speciﬁc risks
The Corporation will be continuously reviewing opportunities to acquire existing royalties, streams or other interests, to create new royalty, streaming or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties, streams or other interests in respect of mineral properties. At any given time, the Corporation may have various types of transactions and acquisition opportunities in various stages of active review, including submissions of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Corporation and may involve the issuance of Common Shares or other securities by the Corporation or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. Additionally, the Corporation may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Corporation, even if such restructuring may reduce near-term revenues or result in the Corporation incurring transaction-related costs.
Increased competition for royalties, streams and other interests could adversely affect the Corporation’s ability to acquire additional royalties, streams and other interests in mineral properties
Many companies are engaged in the search for and the acquisition of mineral interests, including royalties, streams and other interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Corporation may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that the Corporation will be able to compete successfully against other companies in acquiring new royalties, streams or other interests. In addition, the Corporation may be unable to acquire royalties, streams or other interests at acceptable valuations which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

Mergers and amalgamations
The ability to realize the benefits of any merger or amalgamation completed by the Corporation will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Corporation following completion of any such arrangement, and from operational matters during such a process.
Certain royalty stream or other interests may be subject to rights in favour of others or third parties that could adversely affect the revenues generated from the Corporation’s assets
Although this is not currently the case, the Corporation may in the future acquire some royalty, stream or other interests that will be subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty, stream or other interests, (ii) pre-emptive rights pursuant to which parties to operating and royalty, stream or other interests agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty stream or other interests by or to Nomad, or (iii) claw back rights pursuant to which the seller of a royalty, stream or other interests to Nomad has the right to re-acquire the royalty, stream or other interest. Holders may exercise these rights such that certain royalty, stream or other interests would no longer be held by Nomad.
The Corporation can provide no assurance that it will be able to obtain adequate ﬁnancing in the future or that the terms of such ﬁnancing will be favourable
There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the Corporation’s funding obligations, or result in delay or postponement of further business activities which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation may experience difﬁculty attracting and retaining qualified management and technical personnel to efficiently operate its business
The Corporation is dependent upon the continued availability and commitment of its key management personnel, whose contributions to immediate and future operations of the Corporation are of significant importance. The loss of any such key management personnel, and, in particular, of its chief executive officer, chief financial officer or chief investment officer, could negatively affect business operations. From time to time, the Corporation may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. In addition, the Corporation expects to frequently retain third-party specialized technical personnel to assess and execute on opportunities. These individuals may have conﬂicts of interest or scheduling conflicts, which may delay or inhibit the Corporation’s ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties, streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel will be critical to the Corporation’s success and there can be no assurance that the Corporation will be able to recruit and retain such personnel. If the Corporation is not successful in recruiting and retaining qualified personnel, the Corporation’s ability to execute its business model and growth strategy could be affected, which could have a material adverse effect on its profitability, results of operations and financial condition and the trading price of its securities. The Corporation does not intend to maintain “key man” insurance for any members of its management.
Certain of the Corporation’s directors and officers may serve as directors and officers with other companies, which could put them in a conﬂict of interest position from time to time
Certain of the directors and officers of the Corporation may also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Corporation participates, or in transactions or ventures in which the Corporation may seek to participate, the directors and officers of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such conflicts of the directors and officers may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Changes in or in the interpretation of tax legislation or accounting rules could affect the proﬁtability of the Corporation
Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States or any of the countries in which the Corporation’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Corporation’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Corporation’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests held by the Corporation less attractive to counterparties. Such changes could adversely affect the Corporation’s ability to acquire new assets or make future investments.
The Corporation may be unable to repay its indebtedness and comply with its obligations under future credit facilities
The Corporation entered into the Credit Facility to be used primarily to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings under the Credit Facility and the Corporation would be required to use a portion of its cash ﬂow to service principal and interest on the debt thereunder, which will limit the cash ﬂow available for other business opportunities. The Corporation’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Corporation may not generate future cash flow that is sufficient to service debt and make necessary capital expenditures. If the Corporation is unable to generate such cash ﬂow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, if any, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Credit Facility require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants may limit, among other things, the Corporation’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants could also limit the ability of the Corporation to amend its royalty, stream and other interest contracts without the consent of the lenders. There can be no assurances that, in the future, the Corporation will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet any financial tests or ratios, could likely result in an event of default under such credit facilities and would allow the lenders to accelerate the debt, which could materially and adversely affect the Corporation’s business, results of operations and financial condition and the trading price of its securities.
The Corporation’s operations will depend on information systems that may be vulnerable to cyber security threats
The Corporation’s operations depend, in part, on its IT systems, networks, equipment and software and the security of these systems. The Corporation depends on various IT systems to process and record financial and technical data, administer its contracts with its counterparties and communicate with employees and third parties. These IT systems, and those of its third-party service providers and vendors and the counterparties under its contracts for royalties, streams and other interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.
A significant breach of the Corporation’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and the Corporation’s efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Corporation’s results of operations and financial condition and the trading price of its securities.
The Corporation may be subject to reputational damage
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Corporation will not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the trading price of its securities.
Risks Relating to Mining Operations
The Corporation is indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty, stream or other interest
The Corporation is indirectly subject to the risk factors applicable to the owners and operators of properties in respect of which the Corporation holds a royalty, stream or interest, to the extent that such risks relate to the production of minerals from, or the continued operation of, such mines or projects.
Production at mines and projects in respect of which the Corporation holds royalty, stream or other interests is dependent on operators’ employees
Production from the properties in respect of which the Corporation holds an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of the Corporation.
Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identiﬁed in such estimates
The Mineral Reserves and Mineral Resources on properties in respect of which the Corporation holds royalties, streams or other interests are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be accurate or that the indicated level of minerals will be produced. Mineral Reserve and Mineral Resource estimates for certain of the Corporation’s royalty, stream and other interests will be prepared by the operators of the underlying properties. The Corporation will not participate in the preparation or verification of such estimates (or the reports in which they are presented) and the Corporation will not independently assess or verify the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.
Market price ﬂuctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying the Corporation’s royalties, streams or other interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower-grade mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks may exist for all of the Corporation’s assets, they will be heightened in the case of interests in properties which have not yet commenced production.

Mineral Resource estimates in particular must be considered with caution. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely-spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that all or any part of the Mineral Resources on properties underlying the Corporation’s royalties, streams or other interests constitute or will be converted into Mineral Reserves.
Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Uncertainty relating to Inferred Mineral Resources
Inferred Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.
Production forecasts may not prove to be accurate
The Corporation prepares estimates and forecasts of future attributable production from the properties in respect of which it holds royalties, streams and other interests and relies on public disclosure and other information it receives from the owners, operators and independent experts of such properties to prepare such estimates. Such information may necessarily be imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts will be based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which the Corporation will have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary significantly from the Corporation’s estimates or forecast for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated sweep efficiency at certain mines; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with the properties in respect of which the Corporation holds royalties, streams and other interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather-related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation’s failure to realize the benefits of its production forecasts anticipated from time to time. If the Corporation’s production forecasts or estimates prove to be incorrect, it may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The exploration and development of mineral properties are inherently dangerous and subject to risks beyond the control of the Corporation
Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the mineral projects in respect of which the Corporation holds a royalty, stream or other interest; (iii) result in a write-down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licences; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social licence to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operations of the properties in respect of which the Corporation holds a royalty, stream or other interest and have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Defects in title to properties underlying the Corporation’s royalty, stream or other interests may result in a loss of entitlement by the operator and a loss of the Corporation’s interest
A defect in the chain of title to any of the properties underlying one of the Corporation’s royalties, streams or other interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of the Corporation’s interest in respect of that property. In addition, claims by third parties or aboriginal groups may impact the operator’s ability to conduct activities on a property to the detriment of the Corporation’s royalties, streams or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by the Corporation in land registries or mining recorder’s offices, such registrations may not necessarily provide any protection to the Corporation. As a result, known title defects, as well as unforeseen and unknown title defects, may impact operations at a project in respect of which the Corporation has a royalty, stream or other interest and may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Future litigation affecting the properties in respect of which the Corporation holds its royalties, streams or other interests could have an adverse effect on the Corporation
Potential litigation may arise on a property on which the Corporation holds a royalty, stream or other interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a holder of such interests, the Corporation does not generally have any influence on the litigation and does not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Moreover, the courts in some of the jurisdictions in which the Corporation has stream, royalty or other interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on the financial condition and results of operations of the Corporation.
Defects or disputes relating to the Corporation’s royalties, streams or other interests could have an adverse effect on the Corporation
Defects in or disputes relating to the royalty, stream or other interests in the Corporation’s asset portfolio may prevent the Corporation from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of the Corporation’s royalty, stream and other interests and could result in impairment charges. While the Corporation seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream and other interests it acquires, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reﬂecting the royalty, stream or other interest. The discovery of any defects in, or any disputes in respect of, the Corporation’s royalty, stream and other interests, could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.

If the Corporation expands its business beyond the acquisition of royalties, streams or other interests, the Corporation may face new challenges and risks which could affect its proﬁtability, results of operations and ﬁnancial condition
The Corporation’s operations and expertise is currently focused on the acquisition and management of royalties, streams and other similar interests. While there is no current intention to do so, the Corporation may in the future pursue acquisitions outside this area. Expansion of the Corporation’s activities into new areas would present challenges and risks. The failure to manage these challenges and risks successfully may result in a material adverse effect on the Corporation’s profitability, results of operations, financial condition and the trading price of the Corporation securities.
The operations in respect of which the Corporation holds a royalty, stream or other interest requires various property rights, permits and licences to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licences, or a failure to comply with the terms of any of such property rights, permits and licences could result in the interruption or closure of operations or exploration on the properties
The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of titles, exports, taxes, labour standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which the Corporation holds a royalty, stream or other interest, requires licences and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licences and permits could have a material adverse effect on the revenue that the Corporation will derive from its royalties, streams and other interests. Such licences and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issues. Such licences and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Corporation. There can be no guarantee that the owners or operators of those properties in respect of which the Corporation holds a royalty, stream or other interest, is able to obtain or maintain all necessary licences and permits in good standing that may be required to explore, develop and operate the properties, commence the construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licences, or to maintain permits and licences in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation will be exposed to risks related to the construction, development and/or expansion in relation to the mines, projects and properties in respect of which it holds a royalty, stream or other interest
Many of the projects or properties in respect of which the Corporation holds an interest are in the construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labour shortages, cost escalations and ﬂuctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.
The operations in respect of which the Corporation holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce the Corporation’s revenues
All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land-use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the Corporation, as a mortgagee-in-possession, or by owners or operators of properties underlying the Corporation’s asset portfolio, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty, stream or other interest, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce the Corporation’s revenues
Climate change is recognized as an international and community concern. Nomad currently endorses various initiatives for voluntary actions consistent with international initiatives on climate change and these endorsements will continue in the future. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, it may result in increased costs at properties underlying the Corporation’s royalties, streams or other interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable royalty, stream or other interest, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation is subject to risks relating to foreign jurisdictions and developing economies which could negatively impact the Corporation
As of the date of this AIF, the royalty, stream or other interests in the Corporation’s asset portfolio relate to properties located in Canada and in Mexico, the United States, South Africa, Côte d’Ivoire, Australia, Brazil and Argentina. As a result, the Corporation’s financial position and results of operations may be affected by the general condition of such foreign jurisdictions’ economy, regulation, taxation, social instability, political unrest and other developments over which the Corporation has no control. The uncertainty of the political climate in foreign jurisdictions in which properties are located may lead to changes in such jurisdictions’ economy or economic policies, or changes in the regulation of mining activities which could have a negative impact on mines or the Corporation’s counterparties under applicable royalty or stream agreements and, as a result, have an adverse effect on its financial position and results of operations.
In addition, future investments may expose the Corporation to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks normally associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Corporation holds royalty, stream or other interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, this may result in a write-down or write-off of the carrying value of one or more of the Corporation’s assets, which could have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities. In addition, in the event of a dispute arising from foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
The stream interests on the South Arturo Mine and the Mercedes Mine, and the Premier Gold Prepay Loan are currently the only mineral projects on material properties of the Corporation for the purposes of NI 43-101. The South Arturo Mine is located in Nevada, U.S.A. and the Mercedes Mine is located in Sonora, Mexico. The operations of the Mercedes Mine are therefore subject to Mexican federal and state laws and regulations. Consequently, the Corporation will be indirectly exposed to risks normally associated with the conduct of business in Mexico. Mexico’s legal and regulatory requirements in connection with companies conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are, in particular, different from those in Canada. A new federal government that controls the Mexican House of Representatives and the Senate was elected during the 2018 election in Mexico. New mining laws and regulations are likely to be issued, or modifications to the current laws and regulations may be put into effect. These new laws and/or regulations have the potential to negatively affect the operations of the Mercedes Mine. Furthermore, elected members of the current government are actively promoting strengthening unions in Mexico, which could in turn lead to labour unrest in certain industries, including the mining industry. This has the potential to impact the operations of the Mercedes Mine and adversely affect the Corporation’s revenue from the Mercedes and South Arturo Silver Stream.
The Corporation may apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for royalty, stream or other interests. Such methods will generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty, stream or other interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable contract contains appropriate protections, representations, warranties and, in each case as the Corporation deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that the Corporation will be able to identify or mitigate all risks relating to holding royalties, streams and other interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the

Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties in respect of which the Corporation holds royalties, streams or other interests
The properties on which the Corporation holds a royalty, stream or other interest may be located in multiple legal jurisdictions and political systems. There can be no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which the Corporation holds a royalty, stream or other interest or the payments under such royalties, streams or other interests. In certain areas where the Corporation holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Corporation and the owners and operators of the properties in respect of which the Corporation holds an interest and such changes may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation is subject to risks related to certain operations in developing economies
The Corporation is subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. The above risks may limit, disrupt or negatively impact the Corporation’s business activities, results of operations and financial condition.
The Corporation may be responsible for corruption and anti-bribery law violations
The Corporation’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Corporation is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Corporation’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Corporation’s policies and procedures and anti-bribery laws for which the Corporation may be held responsible. The Corporation’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Corporation’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Corporation’s employees or other agents are found to have engaged in such practices, the Corporation could suffer severe penalties and other consequences that may have a material adverse effect on the Corporation’s business, profitability, results of operations and financial condition and the trading price of its securities.

Adequate infrastructure may not be available to develop the properties in respect of which the Corporation holds an interest, which could inhibit operations at such properties
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which the Corporation holds a royalty, stream or other interest, which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Mineral properties in respect of which the Corporation holds royalties, streams or other interests may be subject to risks related to indigenous peoples, which could inhibit operations at such properties
Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. The Corporation holds royalties, streams and other interests in respect of operations located in some areas currently or previously inhabited or used by indigenous peoples. In these areas, governments may have obligations to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which the Corporation holds an interest are subject to the risk that one or more groups of indigenous people may oppose operations or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or the Corporation’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of assets in respect of which the Corporation holds a royalty, stream or other interest which may result in a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
The Corporation’s assets may be subject to risks relating to environment, social and governance (ESG) matters
Mining, extraction, processing and development activities are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. ESG issues at the properties underlying Nomad’s assets could have a material and adverse effect on the Corporation’s profitability, results of operations, financial condition, the trading price of its securities and the Corporation’s reputation. The Corporation’s corporate policies including Investment

Principles Policy set out the principles regarding ESG matters which guide the Corporation’s investment decisions and the ongoing management of its assets in an effort to mitigate these risks.
Canadian Revenue Agency’s recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for the Corporation
There has been a recent focus by the Canadian Revenue Agency on income earned by foreign subsidiaries of Canadian companies. All of the royalty, stream and other interests in the Corporation’s asset portfolio are currently held directly through Canadian entities. In the future, part of the Corporation’s royalty, stream or other assets may be owned by, and the related revenue may be received by, foreign subsidiaries and this revenue would not be subject to Canadian taxation in accordance with the Canadian foreign affiliate rules. In the event the Canadian Revenue Agency successfully challenges such a structure, it could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on the Corporation’s profitability, results of operations and financial condition and the trading price of its securities.
Uninsured risks
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Mining companies may or may not maintain insurance in adequate amounts, including insurance for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company’s insurance policies may not provide coverage for all losses related to their business (and may not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies’ profitability, results of operations and financial condition.
Risks Related to the Securities
Investors may lose their entire investment
An investment in the Corporation is speculative and may result in the loss of an investor’s entire investment in the Corporation. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.
The Corporation’s Common Shares are subject to market fluctuations
The market price of the Common Shares may be volatile, which could result in substantial losses for investors purchasing Common Shares.
The market price of the Common Shares could be subject to significant ﬂuctuations and may decline below the price at which the Common Shares are initially purchased. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, political conditions or the situation relating to the COVID-19 pandemic and the risk factors described in this AIF could subject the market price of the Common Shares to wide price fluctuations regardless of the operating performance of the Corporation.

A significant portion of the total outstanding Common Shares may be sold into the public market in the near future, which could cause the market price of the Common Shares to drop signiﬁcantly
Sales or issuance of a substantial number of Common Shares in the public market could occur at any time after the expiration of the contractual lock-up periods to which the Orion Group and Yamana are subject. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could significantly reduce the market price of the Common Shares and the market price could decline below the price at which the Common Shares are initially purchased. The effect, if any, that future public sales of these Common Shares or the availability of Common Shares for sale will have on the market price of such Common Shares cannot be predicted at this time. If the market price of the Common Shares were to drop as a result, this could impede the Corporation’s ability to raise additional capital and might cause shareholders to lose all or part of their investment.
As a consequence of its ownership percentage of the Corporation, the Orion Group has signiﬁcant inﬂuence over the Corporation
As a consequence of its ownership interest in the Corporation, the Orion Group or affiliates thereof currently own or control, directly or indirectly, approximately 70.02% of the issued and outstanding Common Shares. As such, the Orion Group, or affiliates thereof, is controlling the Corporation and has significant influence with respect to all matters submitted to the shareholders of the Corporation for approval, including without limitation the election and removal of directors, amendments to the Corporation’s constating documents and the approval of certain business transactions, and in considering such matters the interests of the Orion Group may not always align with the interests of the other shareholders, as the Orion Group and its affiliates are in the business of making and acquiring investments in businesses and mineral projects. In addition, the Corporation and the Orion Group are parties to the Investor Rights Agreement, which, among other things, provides the Orion Group with the ability to nominate up to 50% of the members of the Board (rounded up to the nearest whole member). Other shareholders have a limited role in the Corporation’s affairs. This concentration of holdings may cause the market price of the Common Shares to decline, delay or prevent an acquisition or delay or discourage takeover attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Corporation or effect a change in the Board and management. Any delay or prevention of a change of control transaction could deter potential acquirers or prevent the completion of a transaction in which shareholders could receive a substantial premium over the then-current market price for their Common Shares. The Orion Group has no obligation to provide financial support to the Corporation.
Future offerings of debt securities, which would rank senior to the Common Shares upon the bankruptcy or liquidation of the Corporation, and future offerings of equity securities that may be senior to the Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of the Common Shares
In the future, the Corporation may attempt to increase its capital resources by making offerings of debt instruments or other securities convertible into Securities. Upon bankruptcy or liquidation, holders of the Corporation’s debt securities and lenders with respect to other borrowings will receive a distribution of the Corporation’s available assets prior to the holders of the Common Shares. Additional equity offerings may dilute the holdings of the Corporation’s existing shareholders or reduce the market price of the Common Shares. Any decision to issue securities in any future offering will depend on market conditions and other factors beyond the Corporation’s control. As a result, the amount, timing or nature of future offerings cannot be predicted or estimated, and purchasers of Common Shares will bear the risk of future offerings reducing the market price of the Common Shares and diluting any ownership interest they may have in the Corporation.
The Corporation may have to raise additional capital through the issuance of additional equity, which could result in dilution to shareholders
The issuance of additional Common Shares or of Securities convertible into or exchangeable for Common Shares may have a dilutive effect on the interests of shareholders. The number of Common Shares that the Corporation is authorized to issue is unlimited. The Corporation may, in its sole discretion, subject to applicable law and the rules of the TSX, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the interests of shareholders may be diluted thereby.
The Corporation may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.
Dividends are entirely discretionary and the ability of the Corporation to pay dividends will be dependent on the financial condition of the Corporation
The declaration of dividends is subject to regulatory restrictions and at the discretion of the Board, regardless of whether the Corporation has sufficient funds, less indebtedness, to pay dividends. The Corporation may neither declare nor pay dividends if it has reasonable grounds to believe that (i) the Corporation cannot, or could not thereby, pay its liabilities as they become due; or (ii) the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated outstanding share capital. As a result, there can be no assurance as to whether the Corporation will continue to declare and pay dividends in the future, or the frequency, timing or amount of any such dividend.
There is no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units and there can be no assurance that a liquid market will develop or be maintained
There is no existing trading market for Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (or at all). The Corporation may not list Preference Shares, Subscription Receipts, Warrants, Debt Securities or Units in any securities or stock exchange.
Debt Securities may be unsecured debt of the Corporation
Debt Securities may be unsecured debt of the Corporation and may rank equally in right of payment with all other existing and future unsecured debt of the Corporation. Debt Securities may be subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In that event, a holder of unsecured Debt Securities may not be able to recover any principal or interest due to it under such Debt Securities.

Our management will have certain discretion concerning the use of proceeds
The Corporation has filed a short form base shelf prospectus with the securities regulators in each province of Canada, pursuant to which the Corporation is allowed to make offerings of Common Shares, Preference Shares, subscription receipts, warrants, debt securities, units or any combination thereof, up to a maximum of $300 million during the 25-month period in which the base shelf prospectus is effective. Management will have certain discretion concerning the use of proceeds of an offering under any prospectus supplement filed thereof, as well as the timing of the expenditure of the net proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of the above described securities under any prospectus supplement. Management may use the net proceeds of any offering of securities under any prospectus supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.
The Corporation is subject to increased costs as a result of being a public company in Canada and the United States.
As a public company in Canada and the United States, the Corporation is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Corporation’s securities may be listed. The requirements of existing and potential future rules and regulations will increase the Corporation’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may place undue strain on its personnel, systems and resources, which could adversely affect its business, financial condition and results of operations.
The Corporation may be a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.
The Corporation has not made a formal determination as to whether it (or any of the Corporation’s subsidiaries) was a passive foreign investment company or “PFIC” for U.S. federal income tax purposes with respect to the year ended December 31, 2020. However, the Corporation believes there is a significant risk that it was a PFIC for the year ended December 31, 2020, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If we are (or any of our subsidiaries is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our Common Shares or warrants, the U.S. holder generally will be subject to certain adverse U.S. federal income tax consequences and additional reporting requirements, including IRS Form 8621.
In general, the Corporation (or any of our subsidiaries) will be treated as a PFIC for any tax year during which either (i) 75% or more of our gross income is passive income, or (ii) 50% or more of the average quarterly value of our assets produce or are held for the production of passive income. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and generally is determined only annually, at the close of the relevant tax year.
If we are a PFIC for any year during a U.S. taxpayer’s holding period of shares or warrants, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Common Shares or warrants, and any dividend treated as an “excess distribution”, as ordinary income (not long-term capital gain), and to also pay an interest charge on a portion of such gain or distribution. Subject to certain limitations, these general PFIC tax consequences may be mitigated if a U.S. taxpayer is eligible to and does make a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election (“Mark-to-Market Election”) with respect to Common Shares.

In general, a U.S. taxpayer who makes a timely and effective QEF Election must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. taxpayers should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to their Common Shares. No QEF election may be made with respect to warrants.
A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares or warrants over the taxpayer’s basis therein.
The U.S. federal income tax rules and reporting obligations with respect to PFIC investments, income and gain, and various elections relating to such investments, are complicated. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the PFIC status of the Corporation (and any subsidiary of the Corporation) and the application of the PFIC rules to Common Shares and Warrants.
DIVIDENDS
Nomad has adopted an annual dividend policy for the Corporation of C$0.02 per share, payable quarterly. As part of its long-term strategy, the Corporation is firmly committed to returning capital to shareholders through a regular dividend in order to generate lasting, reliable and constituent returns to Shareholders.
For Shareholders residing in the United States, the dividend will be paid in U.S. dollars based on the daily exchange rate published by the Bank of Canada on the record date. The dividend has been designated by the Corporation as an “eligible dividend” under the Income Tax Act (Canada).
Dividend Program and Dividend Payments

Declaration Date	Dividend per Share (C$)	Record Date	Payment Date	Dividends Paid or Payable (C$)

August 26, 2020	0.005	September 30, 2020	October 15, 2020	2.0 million
November 9, 2020	0.005	December 31, 2020	January 15, 2021	2.2 million
Year 2020	0.005			4.2 million

DESCRIPTION OF CAPITAL STRUCTURE
The authorized capital of Nomad consists of an unlimited number of Common Shares and an unlimited number of Preference Shares issuable in one or more series. As of the date hereof, there are 566,231,380 Common Shares and no Preference Shares issued and outstanding.

Common Shares
The holders of the Common Shares are entitled to receive notice of, and to attend, all meetings of Shareholders, except meetings at which only holders of another specified class or series of Nomad’s shares are entitled to vote. Each holder of Common Shares is entitled to one vote for each Common Share held by them on all ballots taken at such meetings. Subject to the prior rights, privileges, restrictions and conditions attaching to the Preference Shares and shares of any other class of shares of Nomad ranking senior to the Common Shares, holders of Common Shares are entitled to receive a proportionate share, on a per share basis, of the assets of Nomad available for distribution in the event of a liquidation, dissolution or winding-up of Nomad and the right to receive any dividend if declared by Nomad.
Preference Shares
The Preference Shares may at any time and from time to time be issued in one or more series, with the Board being entitled to fix, by resolution, the number of Preference Shares in a series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preference Shares of such series. Except in the specific circumstances set forth in Nomad’s articles, or as otherwise may be required by the CBCA, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of Shareholders and shall not be entitled to vote at any such meeting; provided, however, that the holders of Preference Shares shall be entitled to receive notice of meetings of the Shareholders called for the purpose of authorizing the sale, lease or exchange of all or substantially all of the property of Nomad other than in the ordinary course of business of Nomad.
The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the property and assets of Nomad in the event of the liquidation, dissolution or winding-up of Nomad, whether voluntary or involuntary, or any other distribution of the assets of Nomad among its shareholders for the purpose of winding-up the affairs of Nomad, rank (i) pari passu with the Preference Shares of every other series and the shares of any other class of shares of Nomad, or series thereof, ranking equally with the Preference Shares; (ii) senior to, and shall be entitled to a preference over, the Common Shares and the shares of any other class of shares of Nomad ranking junior to the Preference Shares; and (iii) junior and subordinate to the shares of any class of shares of Nomad ranking senior to the Preference Shares. The Preference Shares of each series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and any other class of shares of Nomad ranking junior to the Preference Shares as may be fixed by the Nomad Board in accordance with Nomad’s articles.

MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and posted for trading on the TSX under the symbol “NSR”. The Common Shares are also quoted for trading in the United States on the OTCQX and in Germany on the FSE under the symbols “NSRXF” and “IRLB”, respectively. The Common Shares began trading on the TSX on May 29, 2020. Prior to May 27, 2020, the Common Shares were listed on the TSXV under the symbol “GV”. The following table sets forth the monthly high, lows sale prices and trading volume of the Common Shares as reported by the TSX or TSXV, as applicable for the most recently completed financial year.

		TSX / TSXV
	High	Low	Volume
	(C$)	(C$)	(#)
2020
January (1)................	0.48	0.33	492,550
February (1)(2)...........	0.45	0.38	183,106
March (1)(2)...............		-	-
April (1)(2)..................		-	-
May (1)(2)(3)...............	1.40	1.10	1,018,145
June ........................	1.45	1.23	6,155,926
July .........................	1.60	1.31	2,486,276
August.....................	1.67	1.29	1,135,005
September ..............	1.89	1.42	4,025,936
October ...................	1.57	1.22	1,888,317
November ...............	1.42	1.10	2,437,869
December ...............	1.22	0.99	7,404,506
(1)Prior to May 27, 2020, the Common Shares were listed and posted for trading on the TSXV under the symbol “GV”.
(2)On February 24, 2020, trading in the Common Shares was halted in accordance with the policies of the TSXV following the announcement by the Corporation that it had entered into the Orion Vend In Agreement and the Yamana Vend In Agreement.
(3)On May 29, 2020, following the closing of the RTO, the Common Shares commenced trading on the TSX under the symbol “NSR”.
The November 2020 Warrants are listed and posted for trading on the TSX under the symbol “NSR.WT”. The November 2020 Warrants began trading on the TSX on November 26, 2020. The following table sets forth the monthly high and lows sale prices and trading volume of the November Warrants as reported by the TSX for the most recently completed financial year.

		TSX
	High	Low	Volume
	(C$)	(C$)	(#)
2020
November ...............	0.195	0.15	33,104
December ...............	0.22	0.17	381,366
Prior Sales - Securities Not Listed or Quoted on a Marketplace
The only securities of Nomad that are outstanding but not listed or quoted on a marketplace are the July 2020 Warrants, Nomad Options, the Nomad RSUs and the Nomad DSUs.
Common Share Purchase Warrants
The following table sets forth the number of warrants issued during the most recently completed financial year, the date of grant and the exercise price thereof

Issuance Date	Number of Nomad Warrants	Exercise Price Per Nomad Warrant (C$)
July 31, 2020	2,884,616(1)	1.75
November 19, 2020	19,997,118(2)	1.71
(1) Issued in connection with the acquisition of the Troilus Gold Royalty. (2) Issued in connection with the acquisition of Coral.

Options
The following table sets forth the number of Nomad Options granted during the most recently completed financial year, the date of grant and the exercise price thereof.

Date of Grant	Number of Nomad Options	Exercise Price Per Nomad Option (C$)
May 29, 2020	2,000,000	0.90
May 29, 2020	3,000,000	0.90
June 1, 2020	2,523,300	1.23
July 27, 2020	182,700	1.50
December 1, 2020	552,100	1.12
Restricted Share Units
The following table sets forth the number of Nomad RSUs granted during the most recently completed financial year and the date of grant. The Nomad RSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad RSUs
May 29, 2020	1,000,000
June 1, 2020	756,600
June 30, 2020	67,788
July 27, 2020	56,300
September 30, 2020	155,062
December 1, 2020	148,400
December 31, 2020	229,872
Deferred Restricted Share Units
The following table sets forth the number of Nomad DSUs granted during the most recently completed financial year and the date of grant. The Nomad DSUs provides the right to receive payment in the form of Nomad Shares, cash or a combination of Nomad Shares and in cash.

Date of Grant	Number of Nomad DSUs
June 18, 2020	521,300
August 27, 2020	152,500
DIRECTORS AND OFFICERS
Name, Address, Occupation and Security Holdings
The following table sets out the Nomad directors and executive officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first elected or appointed as directors and/or executive officers of Nomad.

Name and place of residence	Position(s) with Nomad	Principal occupations during the last five (5) years	Director and/or Officer since
Vincent Metcalfe Québec, Canada	Chair of the Board, Director, Chief Executive Officer	CEO of Nomad since 2020; previously business consultant from 2018 -2019, Chief Financial Officer of Falco Resources Ltd., a company engaged in the exploration and evaluation of mineral properties in Northern Québec, from 2015 to 2018, and Vice President, Investor Relations, Osisko Gold Royalties Ltd, an intermediate precious metal royalty company, from 2016 – 2018	2019
Joseph de la Plante Québec, Canada	Director and Chief Investment Officer	CIO of Nomad since 2020, previously Vice President, Corporate Development, Osisko Gold Royalties Ltd, from 2014 – 2019	2020
Elif Lévesque Québec, Canada	Chief Financial Officer and Corporate Secretary	CFO of Nomad since 2020, previously Vice President, Finance and Chief Financial Officer, Osisko Gold Royalties Ltd, from 2014 – 2020	2020
Robin Weisman (1)(2) Virginia, USA	Lead Director	Corporate director since 2017, previously Principal investment officer of the mining division at the International Finance Corporation, a member of the World Bank Group until 2017	2020
Istvan Zollei (2) New York, USA	Director	Portfolio Manager at Orion Mine Finance, a global investment management firm	2020
Gerardo Fernandez (2) Ontario, Canada	Director	Senior Vice President, Corporate Development, Yamana Gold Inc., a precious metals producer	2020
Matthew Gollat (1) Ontario, Canada	Director	Vice President, Business Development, Premier Gold Mines Limited, a gold producer and exploration and development company	2020
Jamie Porter (1) Ontario, Canada	Director	Chief Financial Officer, Alamos Gold Inc., an intermediate gold producer	2020
Susan Kudzman (1) Québec, Canada	Director	Executive Vice President, Chief Risk Officer and Corporate Affairs at the Laurentian Bank of Canada from 2014 to 2018, chair of the board of directors of Yellow Pages Limited since 2014. Corporate Director of PSP Investments (since December 2020), Financelt Canada Inc. (since July 2020), Medavie Blue Cross (since 2018), and Transat A. T. Inc. (since 2014).	2020
(1)Member of the Audit Committee.
(2)Member of the GHRC Committee.

Ownership of Securities
As of March 29, 2021, as a group, the directors and executive officers of the Corporation beneficially own, or control or direct, directly or indirectly, a total of 14,321,291 Common Shares, representing 2.53% of the Common Shares issued and outstanding on such date.
Biographic Notes
Vincent Metcalfe – Chairman, CEO and Director
Vincent Metcalfe is an accomplished executive with domestic and international experience in the metals and mining sector. Prior to his current role as CEO of Nomad, he held a number of officer and senior executive roles with TSX and New York Stock Exchange listed resource companies. As an executive, he helped several companies advance and develop mining projects. He has extensive shareholder relations knowledge and proven experience in capital raising, mergers & acquisitions and financial engineering. Prior to his executive roles, he advised resource clients with a focus on precious metals, base metals, and bulk commodities, in both mergers & acquisitions advisory and financing at large Canadian investment banks for nearly 10 years. Mr. Metcalfe holds a Bachelor’s degree in Finance from HEC Montréal.
Joseph de la Plante – CIO and Director
Joseph de la Plante is an accomplished executive with public company experience in all aspects of the mine development cycle. Prior to his current role as CIO of Nomad, Mr. de la Plante played a key role in the creation of Osisko Gold Royalties Ltd. where he led the execution of more than C$1 billion in financing equity, royalty and stream transactions and two major transactions in his role as Vice President of Corporate Development. Prior thereto, he was with Osisko Mining Corporation through the development, operation and subsequent C$4.3 billion sale of the Canadian Malartic mine in 2014 to Yamana and Agnico Eagle Mines Ltd. Prior to his executive roles, Mr. de la Plante advised resource clients in both mergers & acquisitions and financing at BMO Capital Markets. Mr. de la Plante also serves on the board of directors of Aquila Resources Inc. and Doré Copper Mining Corp. Mr. de la Plante holds a Bachelor’s degree in Mechanical Engineering from McGill University.
Elif Lévesque – CFO and Corporate Secretary
Elif Lévesque is a Chartered Professional Accountant with over 20 years of experience in finance, treasury and strategic management in the Québec gold mining industry. Most recently, she was Vice President Finance and Chief Financial Officer of Osisko Gold Royalties Ltd. following its creation in June 2014. In that capacity, she was responsible for leading the efforts to list Osisko on the New York Stock Exchange and played a key role in acquisitions of over C$1.5 billion in stream and royalty interests as well as equity and debt financings of over C$1 billion. Prior thereto, she held senior roles at Osisko Mining Corporation from 2008 to 2014, including as Vice President and Controller, and was part of the management team that grew the company through the financing and construction of the Canadian Malartic mine and the eventual sale to Yamana and Agnico Eagle Mines Ltd. for C$4.3 billion. She also worked for Cambior Inc., a leading intermediate gold producer with mines in North and South America, which was later acquired by Iamgold Corporation, for a total of six years. She was a winner in the 2018 Aces of Finance competition held by FEI Canada, Québec Section and was named as one of the “Top 100 global inspirational women in mining”, 2018 edition of Women in Mining, UK. Ms. Lévesque is a member of the board of directors of Cascades Inc., Gold Terra Resource Corp. and G Mining Ventures Corp.

Ms. Lévesque has a Bachelor of Science degree in economics from the Middle East Technical University and an MBA with honours from Clark University, MA, USA. She is a member of the Québec CPA Order and a graduate of the Institute of Corporate Directors.
Robin Weisman – Lead Director
Robin Weisman has spent more than 30 years in finance in a variety of industries. Ms. Weisman has held the position of principal investment officer with the mining group of the International Finance Corporation, a member of the World Bank Group, investing in projects in the emerging markets. Her career has also included experience with Standard Chartered Bank, Citicorp Investment Bank and CBS Television Network. Ms. Weisman holds an MBA from the University of Chicago and a Bachelor of Science degree from the University of Illinois. Ms. Weisman has completed the Director Education Program offered by the Institute of Corporate Directors and currently sits on the board of directors of two companies listed on the TSX in the natural resource sector, B2Gold Corp. and INV Metals Inc.
Istvan Zollei – Director
Istvan Zollei is a Portfolio Manager at Orion Mine Finance, a mining-focused investment business providing flexible capital investment solutions to mining companies in the base and precious metals sector. He currently serves on the board of directors of Lundin Gold Inc. and Premier Gold Prior to joining Orion Mine Finance, Mr. Zollei was an investment manager for the Red Kite Group’s Mine Finance business. Previously, he worked at Barclays Capital natural resources private equity investment group, as Vice President responsible for executing and managing growth equity investments in the mining, oil/gas, and power sectors. He also worked as VP of Finance and Commercial Operations at one of the portfolio companies. Mr. Zollei started his career at Lehman Brothers’ investment banking division. He earned his Bachelor of Arts from Harvard College in Economics and his MBA from the Wharton School (University of Pennsylvania) in Finance and Management.
Gerardo Fernandez – Director
Gerardo Fernandez has over 20 years of progressive experience in the mining industry, including roles in project development, operations, strategic planning, and business development. Mr. Fernandez is currently Senior Vice-President Corporate Development at Yamana where he has been since 2007 having worked in several leadership positions in North and South America. Prior to his current role, Mr. Fernandez held the positions of Senior Vice President, Operations and Senior Vice President, Projects & Technical Services at Yamana. Mr. Fernandez holds an MBA from Morrison University, Nevada USA, and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile.
Matthew Gollat – Director
Matthew Gollat is an accomplished executive with more than 11 years of broad experience in the mining industry from exploration through development and production. Mr. Gollat is currently Vice-President, Business Development at Premier Gold and has worked in various capacities with increasing responsibility at Premier since 2008. During his tenure at Premier Gold, he worked on several initiatives including financings, the creation of, development and spin-out of Premier Royalty Corporation, as well as key transactions including the Trans-Canada Property joint venture, the South Arturo acquisition and the Mercedes Mine acquisition and transition. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate in Mining Studies Program through the University of British Columbia.

Jamie Porter – Director
Jamie Porter has over 20 years of progressive experience in the mining industry. Mr. Porter joined Alamos Gold in 2005 and has served as Alamos’ Chief Financial Officer since 2011. Prior to joining Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer, and prior thereto started his career at PricewaterhouseCoopers LLP. Mr. Porter was a director of Canadian Feed the Children, a registered charity in Canada, from 2009 to 2016 and currently serves on the Canada Advisory Board for FM Global and is a director of the World Gold Council. He holds a Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario and is a Chartered Professional Accountant in Canada and the United States.
Susan Kudzman – Director
Susan Kudzman is a corporate director and specialist in risk management and an actuary, having retired in October 2018 as the Executive Vice-President, Chief Risk Officer and Corporate Affairs at Laurentian Bank of Canada, a position she had held beginning in 2014. She has also held the position of Chief Risk Officer at the Caisse de dépôt et placement du Québec. Ms. Kudzman is currently chair of the board of directors of Yellow Pages Limited and a member of the board of directors of PSP Investments, FinanceIt Canada Inc., Medavie Blue Cross, and Transat A.T. Inc. Ms. Kudzman holds a bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA).
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Corporate Cease Trade Orders
As at the date of this AIF, no current director or executive officer of Nomad is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Nomad), that:
a.was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or
b.was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Bankruptcy
To the knowledge of Nomad, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of Nomad to affect materially the control of Nomad is, or within the ten years prior to the date of this AIF has:
a.been a director or executive officer of any company (including Nomad) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
b.become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.
Penalties and Sanctions
To the knowledge of Nomad, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of Nomad to affect materially the control of Nomad has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Certain of the directors and officers of Nomad will not be devoting all of their time to the affairs of Nomad. Certain of the directors and officers of Nomad are directors and officers of other companies, some of which are in the same business as Nomad. See “Risk Factors”.
The directors and officers of Nomad are required by law to act in the best interests of Nomad. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Nomad will be made in accordance with their duties and obligations under the applicable laws of Canada.
As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, streams or other interests or options thereon or otherwise, Nomad generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Nomad acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Nomad must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.
As a general guideline, the GHRC Committee consider that a director or officer of Nomad is eligible to serve a maximum of 10 years on the Board assuming:
a.the Director has received positive annual performance assessments;
b.the GHRC Committee believes it is in the best interests of the Corporation that the Director continue to serve on the Board; and

c.the Director is annually re-elected by the Corporation’s shareholders by receiving a greater number of votes “for” from his or her election than votes “withheld” for such election.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
During the fiscal year ended December 31, 2020 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against Nomad or to which Nomad is a party or to which any of Nomad’s property is subject, nor to Nomad’s knowledge are any such legal proceedings contemplated, and which could become material to Nomad.
Regulatory Actions
During the fiscal year ended December 31, 2020 and as of the date hereof, there have been no penalties or sanctions imposed against Nomad (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Nomad. Nomad has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2020 and as of the date hereof.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of Nomad, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Nomad Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Nomad.
TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices in Montreal, Québec and Toronto, Ontario. The warrant agent for the November 2020 Warrants Is Computershare Trust Company of Canada, at its principal offices in Montreal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS
Nomad entered into the following material contracts during the most recently completed financial year, or since such time or before such time that are still in effect, other than in the ordinary course of business:
a.The Orion Vend In Agreement. See “General Development of Nomad’s Business – Recent Transformational Transactions”;
b.The Yamana Vend In Agreement See “General Development of Nomad’s Business – Recent Transformational Transactions”;

c.an agency agreement dated April 2, 2020 among the Corporation and Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Haywood Securities Inc. and National Bank Financial Inc., acting as agents in connection with a private placement of up to 14,777,778 subscription receipts of the Corporation. See “General Development of Nomad’s Business – Concurrent Private Placement”;
d.A subscription receipt agreement dated April 2, 2020 among the Corporation, Computershare Trust Company of Canada, Scotia Capital Inc. and BMO Nesbitt Burns Inc., in connection with the private placement of up to 14,777,778 subscription receipts of the Corporation. See “General Development of Nomad’s Business – Concurrent Private Placement”;
e.The Credit Facility; and
f.The underwriting agreement dated December 7, 2020 among the Corporation, Yamana, Cormark Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC Capital Markets Inc., Haywood Securities Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Industrial Alliance Securities Inc., PI Financial Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc. and Velocity Trade Capital Ltd. entered into in connection with the Secondary Offering. See “General Development of Nomad’s Business – Filing of Prospectus Supplement and Secondary Bought Deal Offering of Yamana Common Shares”.
INTERESTS OF EXPERTS
Certain technical and scientific information contained in this AIF, including in respect of the Mercedes Mine and South Arturo Mine was reviewed and approved in accordance with NI 43-101 by Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “Qualified Person” as defined in NI 43-101. To the knowledge of Nomad, this expert held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when he prepared the technical information contained in this AIF or following the preparation of such technical information. No firm or person received, or will receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information.
PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, the independent auditor of Nomad, has advised that it is independent with respect to Nomad within the meaning of the Code of ethics of chartered professional accountants (Québec) and has complied with the SEC’s rules on auditor independence and Rule 3520 Auditor Independence of the Public Company Accounting Oversight Board.
Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Nomad or of any associate or affiliate of Nomad.

ADDITIONAL INFORMATION
Additional information relating to Nomad, which is not and shall not be deemed to be incorporated by reference in this AIF, is available electronically on SEDAR at www.sedar.com, on the website of the SEC at www.sec.gov and on the Corporation’s website at www.nomadroyalty.com.
Additional information, which is not and shall not be deemed to be incorporated by reference in this AIF, including directors’ and officers’ remuneration and indebtedness, principal holders of Nomad’s securities and securities authorized for issuance under equity compensation plans, is contained in Nomad’s filing statement dated May 15, 2020 prepared in connection with the RTO and will also be contained in Nomad’s management information circular to be filed in connection with its annual and special meeting of shareholders to be held on May 10, 2021.
Additional financial information, which is not and shall not be deemed to be incorporated by reference in this AIF, is provided in Nomad’s financial statements and management’s discussion and analysis for its most recently completed financial year.
AUDIT COMMITTEE
Audit Committee Charter
The Board has adopted a written charter describing the mandate of the Audit Committee that establishes, inter alia, the Audit Committee’s purpose and responsibilities. Within the purview of its mandate, the Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nomad and audits of Nomad’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation and oversight of Nomad’s independent auditors. The text of the Audit Committee’s charter is reproduced in its entirety in Schedule A to this AIF.
Composition of the Audit Committee
The Audit Committee is currently comprised of Robin Weisman, Susan Kudzman, Matthew Gollat, and Jamie Porter. Jamie Porter is the chair of the Audit Committee. For education and experience of each member of the Audit Committee relevant to the performance of her/his duties as a member of the Audit Committee, please refer to the “Biographic Notes” section in “Directors and Officers”.

Relevant Education and Experience
It is the Board’s determination that each of the members of the Audit Committee is financially literate and independent within the meaning of National Instrument - 52-110 Audit Committee.

Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee’s charter, including those relating to risk management. The education and current and past experience of each Audit Committee member that is relevant to the performance of her or his responsibilities as an Audit Committee member is summarized below:

Education and Experience (Past and Present)
Jamie Porter
•Chief Financial Officer of Alamos Gold
•Director of the World Gold Council
•Former controller and corporate secretary for a central American-based gold producer
•Former Manager at PricewaterhouseCoopers LLP
•Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario
•Chartered Professional Accountant in Canada and the United States

Robin Weisman
•Lead Director of Nomad
•Director B2Gold Corp. and INV Metals Inc.
•MBA from the University of Chicago
•Bachelor of Science degree from the University of Illinois
•Member of the Institute of Corporate Directors

Susan Kudzman
•Former Executive Vice-President, Chief Risk Officer and Corporate Affairs at the Laurentian Bank of Canada
•Former Chief Risk Officer at the Caisse de dépôt et placement du Québec
•Chair of the board of directors of Yellow Pages Limited
•Director PSP Investments, Transat A.T. Inc., Medavie Blue Cross and FinanceIt Canada Inc.
•Member of the Investment and Risk Committee and Human Resources and Compensation Committee of PSP Investments
•Bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA)

Matthew Gollat
•Vice-President, Business Development at Premier Gold
•Broad experience in the mining industry from exploration through development and production
•Bachelor of Commerce (with Honours) degree from the University of Western Ontario
•Certificate in Mining Studies Program from the University of British Columbia

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the pre-approval of all non-audit services to be provided to Nomad by its independent auditors. At least annually, the Audit Committee reviews and confirms the independence of the independent auditors by obtaining statements from the independent auditors describing all relationships with Nomad, including with respect to any non-audit services. The Board, upon recommendation of the Audit Committee, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Audit Committee Pre-Approval Framework”).
The Audit Committee Pre-Approval Framework provides that the Audit Committee may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The Audit Committee must review annually and be provided for such review with a written description of the nature and scope, including the fee structure and terms of any oral or written side agreement(s) for all tax services to be considered for general pre-approval. The potential effects of these tax services on the independence of the auditor will be discussed with them during such review. The Audit

Committee Pre-Approval Framework deems de minimus non-audit services to have been pre-approved by the Audit Committee in limited circumstances and subject to certain conditions being met.
The Audit Committee Pre-Approval Framework prohibits the external auditors from providing any of the following types of non-audit services:
•function in the role of Nomad’s management;
•audit their own work;
•serve in an advocacy role on behalf of Nomad;
•management decision-making responsibilities or functions;
•human resource services;
•broker-dealer, investment advisor or investment banking services;
•legal services; requiring licensing as a legal practitioner;
•expert advocacy services;
•bookkeeping and related functions;
•financial information systems design and implementation;
•valuation (other than tax-only) and appraisal preparation services;
•actuarial services; and
•internal audit outsourcing.

Reliance on Certain Exemptions

At no time since the commencement of Nomad’s most recently completed financial year has Nomad relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Nomad’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Independent Auditor’s Fees
Aggregate fees billed by our independent auditors, for the fiscal years ended December 31, 2020 and 2019 are as follows:

Services Retained	Fees billed in Fiscal 2020(1) (C$)	Fees billed in Fiscal 2019(4) (C$)
Audit fees(5)	298,706 (2)	16,500
Audit-related fees	-	-
Tax fees(6)	193,392 (3)	1,950
All other fees	-	-
Total	492,098	18,450

(1) Morgan & Company LLP, Chartered Professional Accountants, ceased to be auditor of the Corporation on June 2, 2020 and PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, became the auditor of the Corporation on June 2, 2020.
(2) Of these fees, C$282,438 were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Corporation and C$16,268 were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation.
(3) These fees were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Corporation.
(4) These fees, were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation.
(5) Fees incurred by the Corporation’s independent auditors for professional services related to the audit of the consolidated financial statements of the Corporation for the years ended December 31, 2020 and 2019, and include C$80,313 for professional fees in relation with the filing of the Corporation’s short form base shelf prospectus dated September 30, 2020 and the prospectus supplement dated December 7, 2020. An amount of C$62,398 was reimbursed by Yamana to the Corporation in connection with the filing of the prospectus supplement dated December 7, 2020 and the Secondary Offering.
(6) Fees incurred by our independent auditors for tax compliance, tax advice and tax planning services, including the structuring of the Orion Vend In, the Yamana Vend In, the continuation of two acquired entities under the CBCA and for the acquisitions of Valkyrie and Coral.

SCHEDULE A
AUDIT COMMITTEE CHARTER
See attached

AUDIT COMMITTEE CHARTER
Dated August 6, 2020

I.PURPOSE

The Audit Committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Nomad Royalty Company Ltd. (the “Corporation”). The purpose of the Audit Committee is to assist the Board in its oversight of:
A.the integrity of the financial statements, the financial reporting process and related information;
B.the independence, qualifications and appointment and performance of the external auditor;
C.compliance with applicable legal and regulatory requirements;
D.disclosure, internal controls and internal audit procedures;
E.risk management processes, credit worthiness, treasury and financial policies;
F.whistle blower, complaint procedures and ethics policies.
In addition, the Audit Committee provides an avenue for communication between the external auditor, management, and other employees of the Corporation, as well as the Board, concerning accounting and auditing matters.
The composition and meetings of the Audit Committee are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”). The present charter is not intended to limit, enlarge or change in any way the responsibilities of the Audit Committee as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX.

II.    REPORTING

The Audit Committee will report to the Board.

III.    COMPOSITION OF COMMITTEE

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board may from time to time by resolution determine. The members of the Audit Committee shall meet the independence test and other membership requirements within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators, and under other applicable laws, rules and regulations and listing requirements as determined by the Board. Each member of the Audit Committee shall continue to be a member until next annual meeting of the shareholders of the Corporation or a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

IV.    CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. The Audit Committee Chair leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. In addition to the responsibilities set forth in the Position Description of the Committee Chair adopted by the Board, which may be amended from time to time, the Audit Committee Chair shall:
A.Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this Charter and as otherwise may be appropriate;
B.In consultation with the Board Chair, the Lead Director and the Chief Executive Officer (the “CEO”), ensure that there is an effective relationship between management and the members of the Audit Committee;
C.Chair meetings of the Audit Committee;
D.In consultation with the Board Chair, the Lead Director, the Corporate Secretary, the CEO and the Chief Financial Officer (the “CFO”), determine the frequency, dates and locations of meetings of the Audit Committee;
E.In consultation with the CEO and CFO review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.Ensure, in consultation with the Board Chair, that all items, requiring the Audit Committee’s approval, are appropriately tabled;
G.Ensure the proper flow of information to the Audit Committee and review, with the CEO, the CFO, the Chief Investment Officer and the Corporate Secretary the adequacy and timing of materials in support of management’s proposals;
H.Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board following any meeting of the Audit Committee;
I.Review expenses of the CEO on a quarterly basis; and
J.Carry out any special assignments or any functions as requested by the Board.

If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present.
Unless otherwise determined by resolution of the Board, the Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

V.    MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.
Proceedings and meetings of the Audit Committee are governed by the provisions of by- laws of the Corporation relating to the regulation of the meetings and proceedings of the Board as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.
Notice of every meeting shall be given to the external auditor of the Corporation, and meetings shall be convened whenever requested by the external auditor or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management and the external auditor and may meet with legal counsel or other advisors if necessary. The Audit Committee shall meet periodically with the external auditor without management being present. The Audit Committee shall meet periodically in “in camera” session in the absence of management when the Audit Committee deems necessary.
All members of the Audit Committee are expected to attend all meetings and review, in advance, the meeting materials.

VI.    QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board, the quorum at any meeting of the Audit Committee is a majority of members in office. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

VII.    MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

VIII.    RECORDS

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board as appropriate.

IX.    RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carry out its duties.
The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditor, the counsel of the Corporation and other officers and employees of the Corporation.
The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Corporation and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Corporation with the officers and external auditor of the Corporation and its subsidiaries. Any member of the Audit Committee may require the external or any officers or employees of the Corporation to attend any or every meeting of the Audit Committee.

X.    DUTIES AND RESPONSIBILITIES

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditor are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Corporation’s management and external auditor.
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board. The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

A.FINANCIAL REPORTING PROCESS AND FINANCIAL STATEMENTS
The Audit Committee shall:
1.In consultation with the external auditor, review the integrity of the Corporation’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies.
2.Review, discuss with management and approve, all material transactions and material contracts entered into between (i) the Corporation or any subsidiary of the Corporation, and (ii) any subsidiary, director, officer, insider or related party of the Corporation.
3.Review and discuss with management and the external auditor: (i) the preparation of the Corporation’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with Canadian generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Corporation as of and for the periods presented; (iii) the effect of regulatory and accounting developments; (iv) any matters required to be discussed with the external auditor according to Canadian generally accepted auditing standards; (v) an annual report by the external auditor describing: (A) all critical accounting policies and practices used by the Corporation, including management judgements and accounting estimates; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Corporation, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditor; and (C) other material written communications between the external auditor and management; and (vi) any corporate governance issues which could significantly affect the financial statements.
4.Following completion of the annual audit, review with each of: (i) management; and (ii) the external auditor; any significant issues, concerns or difficulties encountered during the course of the audit.
5.Resolve disagreements between management and the external auditor regarding financial reporting.
6.Review and recommend to the Board for approval, the interim quarterly and annual financial statements and Management’s Discussion and Analysis and annual and interim earnings press releases prior to the public disclosure of such information.
7.To the extent not previously reviewed by the Audit Committee, review and recommend to the Board for approval, all financial statements included in any prospectus or offering memoranda and all other financial reports required by regulatory authorities and/or requiring approval by the Board (including any use of pro-forma or non-IFRS information).
8.Review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Corporation extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures.
B. OVERSIGHT OF THE EXTERNAL AUDITOR
The Audit Committee shall:
1.Require the external auditor to report directly to the Audit Committee.
2.Be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Corporation’s external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, and in such regard recommend to the Board the external auditor to be nominated for approval by the shareholders.
3.Approve all audit engagements and pre-approve the provision by the external auditor of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditor shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval.
4.Review and approve the Corporation’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors.
5.At least annually, obtain the audit plan of the external auditor, and discuss with the management and external auditor the scope, planning and staffing of the annual audit, and review and approve the audit plan.
6.At least annually, obtain and review a formal report by the external auditor to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; and (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditor, and any steps taken to deal with any such issues.
7.At least annually, obtain and review a formal written statement of the external auditor: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and (iv) confirming fees billed to the Corporation by the external auditor in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110 - Audit Committees.

8.At least annually, consider, assess, and report to the Board on:
a.the independence of the external auditor, including that the external auditor’s performance of permitted non-audit services does not impair the external auditor’s independence, including the external auditor formal written statement: (i) delineating all relationships between the external auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the external auditor; and
b.the evaluation of the external auditor, taking into account the opinions of management.
C. OVERSIGHT OF THE COPORATION'S INTERNAL CONTROL SYSTEM
The Audit Committee shall:
1.Oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management and the external auditor on an annual basis with regard to the reliability and effective operation of the Corporation’s accounting system and internal controls.
2.Understand the scope of the design and operation of the Corporation’s internal control over financial reporting.
3.Review and discuss with management and the external auditor, monitor, report and, where appropriate, provide recommendations to the Board on the following:
a.the Corporation’s systems of internal controls over financial reporting;
b.compliance with the policies and practices of the Corporation relating to business ethics;
c.compliance by directors, officers and other management personnel with the Disclosure Policy; and
d.the relationship of the Audit Committee with other committees of the Board, management and the Corporation’s consolidated subsidiaries’ audit committees.
4.Review and discuss with the CEO and CFO of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents, as required by National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.
5.Review, monitor, report, and, where appropriate, provide recommendations to the Board on the Corporation’s disclosure controls and procedures.
6.Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters,

including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
The CEO or CFO will report to the Audit Committee, and the Audit Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls. Where the CEO or the CFO is named in a complaint, the Board Chair or Lead Director (as applicable) will speak directly with the Audit Committee Chair.
D. OVERSIGHT OF THE CORPORATION'S RISK MANAGEMENT
1.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management including the following:
a.the Corporation’s processes for identifying, assessing and managing risks;
b.the Corporation’s major financial risks, including derivative and tax risks, and operational risk exposures and the steps the Corporation has taken to monitor and control such exposures;
c.the Corporation’s major security risks and security trends, including cybersecurity risks, that may impact the Corporation’s operations and business; and
d.the Corporation’s business continuity plans, including disaster recovery plan.
2.Review, monitor, report and, where appropriate, provide recommendations to the Board on the Corporation’s compliance with internal policies and practices regarding risk assessment and risk management and the Corporation’s progress in remedying any material deficiencies thereto.
3.Review all related party transactions and actual or potential conflicts of interest.
E. COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS
The Audit Committee shall:
1.Receive and review timely analysis by management of significant issues relating to public disclosure and reporting.
2.Review and recommend to the Board for approval, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis, annual report and Annual Information Form, if required.
3.Prepare the report of the Audit Committee required to be included in the Corporation’s periodic filings.

4.Review and discuss with management, legal counsel and the external auditor, monitor, report and, when appropriate, provide recommendations to the Board on the adequacy of the Corporation’s processes for complying with laws, regulations and applicable accounting standards.
5.Review, on a periodic basis with legal counsel, the Corporation’s legal compliance with respect to: (a) the legal and regulatory matters which may have a material effect on the Corporation and/or its financial statements, including with respect to pending or threatened material litigations; and (b) corporate compliance policies and codes of conduct.
F. ADDITIONAL RESPONSIBILITIES
The Audit Committee shall:
1.Establish procedures and policies for the following: (a) the receipt, retention, treatment and resolution of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; (b) the confidential, anonymous submission by directors or employees of the Corporation of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions; and (c) receipt, retention and treatment of complaints received by the Corporation regarding any Third-Party Operators or mineral projects upon which the Corporation has a stream, royalty, or other interest.
2.To review any non-routine correspondence with regulators or governmental agencies (and management’s responses thereto) and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.
3.Review the adequacy of the resources of the finance and accounting group, along with its development and succession plans.
4.Prepare and review with the Board an annual performance evaluation of the Audit Committee.
5.Report regularly to the Board, including with regard to matters such as the quality or integrity of the Corporation’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditor.
6.Review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

XI.    LIMITATION ON THE OVERSIGHT ROLE OF THE AUDIT COMMITTEE

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives financial and other information, and the accuracy of the information provided to the Corporation by such persons or organizations.
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditor.

XII.    EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD

The Audit Committee shall evaluate and review with the Board, on an annual basis, the performance of the Audit Committee as a whole as well as the performance of each individual member while taking into account: (i) in the case of the Audit Committee as a whole, the present Charter, and (ii) in the case of an individual member, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Audit Committee.
The Audit Committee shall report to the Board periodically on the Audit Committee’s activities.

XIII.    REVIEW OF CHARTER

The Audit Committee will annually review and assess the adequacy of this Charter and recommend to the Board any proposed changes for consideration. The Board may amend this Charter, as required.
This Charter was adopted by the Board of Directors on August 6, 2020.

SCHEDULE B
TECHNICAL INFORMATION CONCERNING THE SOUTH ARTURO MINE

The following information concerning the South Arturo Mine should be read in conjunction with the information concerning the South Arturo Mine appearing elsewhere in the AIF.
The scientific and technical information in respect of the South Arturo Mine contained in this Schedule B is supported by and summarized from a NI-43-101 technical report prepared for Premier Gold Mines Limited (“Premier Gold”) and i-80 Gold Corporation (“Spinco”), a wholly-owned subsidiary of Premier Gold, entitled "Preliminary Feasibility Study for the South Arturo Mine, Elko County, NV" dated January 25, 2021, with an effective date of December 1, 2020 (the "South Arturo Report"), which is the most recent technical report available with respect to the South Arturo Mine.
Premier Gold is a reporting issuer in Canada that has identified the sources of the scientific and technical information in its technical reports and is required to publicly disclose all material scientific and technical information with respect to the South Arturo Mine, and where material information with respect to a material property is disclosed, that information must be supported by a technical report. Pursuant to NI 43-101, the Corporation is not required to file a technical report in connection with its interest in the South Arturo Mine and it may rely on technical reports prepared by Premier Gold. See “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION”.
The South Arturo Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the South Arturo Report, which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on SEDAR under Premier Gold’s profile on SEDAR at www.sedar.com. The South Arturo Report is not and shall not be deemed to be incorporated by reference in the AIF.
The form of the disclosure with respect to the South Arturo Mine below is prescribed by securities legislation. The information with respect to the South Arturo is derived from disclosure prepared by the owners and operators of the South Arturo Mine, and may not include all information a reader deems relevant with respect to the South Arturo Mine. The South Arturo Report, and consequently the disclosure below, are prepared as of a certain point in time, and the Corporation is not in a position to determine whether any information with respect to the South Arturo Mine that may be material to a reader subsequent to the date of the South Arturo Report exists. Therefore, in addition to the South Arturo Report, readers should review public disclosures available on SEDAR made by Premier Gold subsequent to the date of the South Arturo Report under its profile on SEDAR at www.sedar.com. See section “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION” of the AIF.
The technical information described below relating to the South Arturo Mine are extracts from a management information circular of Premier Gold dated as of February 25, 2021 prepared in connection with an special meeting of shareholders and optionholders of Premier Gold to be held on February 23, 2021, and filed under Premier Gold’s SEDAR profile at www.sedar.com on February 1, 2021 and from the South Arturo Report.
Please see section “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold” of the AIF for more information on the Premier Gold Arrangement.

Unless otherwise indicated, all references to "$" in this Schedule B are to United States dollars. Canadian dollars are referred to as "C$". Any term defined herein has the meaning ascribed to such term for the purposes of this Schedule B only, unless otherwise indicated in the AIF.
The technical and scientific information contained in this Schedule B has been reviewed and approved by Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “Qualified Person” as defined in NI 43-101.
Summary of South Arturo Mine
The South Arturo project (the "South Arturo Project") is a joint venture (the "SAJV") in respect of the South Arturo mine (the "South Arturo Mine") located in Nevada, U.S.A between Nevada Gold Mines LLC ("NGM"), 60% owner and operator, and Goldcorp Dee LLC ("Goldcorp Dee") (a wholly-owned subsidiary of SpinCo), 40% owner. NGM is a Delaware Limited Liability Company that is a joint venture combining the Nevada assets of Newmont Mining Corporation ("Newmont") and Barrick Gold Corporation ("Barrick "). The South Arturo Mine includes the completed east lobe Phase 2 (Button Hill) open pit and the active El Niño underground mine at the bottom of the Phase 2 pit. The northern and southern lobes of the ultimate pit are the Phase 1 (Dee) and Phase 3 (Arturo) respectively. Mineral reserves are limited to refractory mineralization from the Phase 1 pit and El Niño underground. A small portion of the mineralization extends north from the phase 1 pit onto the Barrick Rossi property.
Project Description, Location and Access
The South Arturo Project is located approximately 34 miles northwest of Carlin, Nevada, at 21°27'N and 116°26' W. The South Arturo Mine includes development of an open pit mine and underground mine in the vicinity of the past producing Dee open pit and Storm underground mine. The South Arturo Project lies within Elko and Eureka Counties.

Access to the project area is via State Highway 766 north 18.9 miles from the town of Carlin, and then 14.5 miles north west on Nevada Gold Mines access road. Alternatively, west on I-80 for 26.3 miles to Dunphy exit 254, then north on the T-S / Boulder Valley Road for 26.9 miles to the project site.
The climate is typical of the high-desert environment. Average July temperatures range between approximately 65°F and 75°F in the lower valleys and cooler in the higher elevations. Summer highs in the valleys are typically around 90°F, with temperatures in the range of 50°F to 60°F at night. Winter temperatures average between 20°F and 30°F in the valleys with the possibility of frost from early September through June. Mining operations operate year-round with infrequent weather delays.
The South Arturo Project is comprised of 171 unpatented mining claims owned by Goldcorp Dee, and 217 unpatented mining claims leased from Franco-Nevada Corp. NGM holds a 60% interest and is the operator of the SAJV. Goldcorp Dee holds the remaining 40%.
The SAJV is comprised of approximately 4,909 acres of surface and mineral rights on federal lands administered by the U.S. Department of Interior, Bureau of Land Management. These rights are controlled by ownership of 388 unpatented lode mining and mill-site claims and are held subject to the paramount title of the United States.
On June 2, 2015 Premier completed the acquisition of 100% interest in Goldcorp Dee, a Nevada Limited Liability Company, from Goldcorp Inc.,and Goldcorp USA (collectively "Goldcorp"). Sale terms included base cash consideration of $20.0 million, reasonable development and construction costs of $15.7 million,and cash contributions of just under $1.0 million made by Goldcorp to the SAJV. Non-cash consideration included the transfer of 5% of Premier's interest in the Rahill-Bonanza joint venture in Ontario, Canada to Goldcorp. Premier also granted Goldcorp the right of first refusal on any proposed third-party joint ventures or third-party sales of Premier's 100% owned McCoy-Cove Project in Lander County, Nevada. Within 30 days of closing Goldcorp contributed C$12.5 million pursuant to a private placement of common shares of Premier.
Royalties
Royalties on the Franco leased claims that form part of the South Arturo Mine are paid to Franco Nevada Corporation ranging from 4% to 8% depending on gold grade and process type. The following table shows the details of the royalty schedule.
Franco Nevada USA Leased Claim Royalties

Gold Assay	0 < Au opt ≤ 0.13	0.13 < Au opt ≤ 0.26	0.26 < Au opt
Oxide	4%	6%	8%
Refractory	6%	6%	6%
Environmental Liabilities
At completion of operations the SAJV is required to reclaim the project site as specified in the Nevada Department of Environmental Quality Bureau of Mining Regulation and Reclamation approved reclamation plan. Closure requirements include reclamation of waste rock storage facilities, heap leach pad, roads, removal of all facilities, revegetation and monitoring of vegetation regrowth and water quality. The SAJV has in place a $32.5 million reclamation bond with the State of Nevada.

Pit lakes are anticipated to begin forming 100 years from the end of NGM’s dewatering program at the Goldstrike operation and reach an elevation of 5093 feet amsl 250 years later. The Arturo Pit lake is modeled to act as a groundwater sink with a pH of 7 – 7.8 and total dissolved solids ranging from 1,400 to 1,500 mg/l.
The authors of the South Arturo Report are not aware of any other environmental liabilities on the property.
Permits/Licenses
The SAJV has multiple active permits from the Bureau of Land Management, the State of Nevada, and the Bureau of Alcohol, Tobacco and Firearms for the storage and use of explosives and numerous minor permits and licenses with county, state and federal agencies. The authors of the South Arturo Report are not aware of any other significant factors and risks that may affect access, title or the right or ability to perform the proposed work program on the property.
History
Exploration work for barite and gold began in the South Arturo Mine area in 1975. Prospecting exposed barite in several trenches. Cordex Exploration Company conducted exploration activities in the area from 1981 to 1983 and discovered the Dee gold deposits.
Within the South Arturo Project, four major companies (FMC Gold/Meridian, Rayrock Mines Inc. and its subsidiary Dee Gold Mining Co. ("Dee Gold"), Glamis Gold Ltd. ("Glamis") and Barrick) have been primarily responsible for exploration drilling, geologic mapping, geophysics and geochemistry that have defined the South Arturo Mine mineralization. Geologic mapping has occurred via mapping the Dee open pit, mapping and sampling of 12,000 metres of trenches, mapping of nearby barite open pits and mapping of the Dee and Storm underground workings. Drilling consisted of a combination of core, mud rotary and Reverse Circulation ("RC") methods for a total of approximately 55,000 metres.
The Barrick Dee Mining Venture (the "BDMV") was formed in 1997 through an exploration agreement between Barrick Gold Exploration Inc. and Dee Gold to explore areas outside of the active mining area. Barrick was the operator and 60% owner of BDMV and Dee Gold held 40%. Rayrock was acquired by Glamis in 1999, which was acquired in 2007 by Marigold Mining Company, a wholly owned subsidiary of Goldcorp. Premier acquired Goldcorp's 40% interest in BDMV on June 2, 2015.
The majority of the South Arturo deposit lies on the BDMV property with a minor portion extending onto the Barrick Rossi property.
Exploration work conducted by Barrick at the BDMV and Rossi property includes:
•re-evaluation and assembling pertinent data from both properties into a combined data set;
•property wide detailed geologic mapping at a scale of 1:2400;
•geologic mapping of the Dee open pit at a scale of 1:1200;
•geologic mapping at a scale of 1:600 and sampling of approximately 12,000 metres of trenches;
•geologic mapping at a scale of 1:1200 and sampling the Queen and Sagehen Barite open pits;

•geologic mapping of the Dee and Storm underground workings at a scale of 1:240;
•acquisition and evaluation of 210-line kilometres of magnetotelluric and Induced Polarization data (property wide survey) on lines spaced 300 metres apart;
•acquisition and evaluation of 140-line kilometres of ground magnetics;
•acquisition and evaluation of 27-line kilometres of Controlled Source Audio-frequency Magnetotelluric data, a frequency-based electromagnetic sounding geophysical survey technique that uses a remote synchronous signal source;
•collection of 1,035 gravity stations on a 150 metres x 150 metres survey;
•collection and analysis of more than 2,500 soil samples on various grid spacings;
•completion of a 3D Vulcan/Geocad property wide geologic model;
•reprocessing and detailed geophysical analysis of property wide geophysical data;
•detailed geochemical analysis of property wide geochemical data, and
•more than 338,743 metres of combined RC, mud rotary, sonic and core drilling.
The Dee open pit mine was put into production by Rayrock Mines Inc. in partnership with Dee Gold Mining Co. in 1984. Over 16 years from 1984 to 1999, the Dee mine produced approximately 605,000 ounces of gold from oxide ore. Underground production started in 1999 and continued until December 2000, when both open pit and underground operations were shut down and surface facilities were reclaimed. Annual production from 1984 to 1999, when the Dee mine was shut down, is shown in the following table.

Annual Production from Dee Mine
Year	Mill (oz)	Heap Leach (oz)	Total Gold (oz)
1984	6,388	0	6,388
1985	42,613	7,019	49,632
1986	43,351	7,682	51,033
1987	43,657	9,377	53,034
1988	43,698	6,090	49,788
1989	35,193	10,467	45,660
1990	37,035	11,029	48,064
1991	37,058	4,988	42,046
1992	29,900	8,918	38,818
1993	6,568	19,204	25,772
1994	9,093	16,541	25,634
1995	28,829	14,954	43,782
1996	28,829	9,789	38,618
1997	33,977	5,655	39,632
1998	25,070	3,453	28,523
1999	17,224	841	18,065
Total	468,482	136,006	604,488

Reclamation and closure activity began in 2000 on the leach pads, tailing impoundment and waste rock disposal areas. All surface facilities except electrical supply and water supply systems were removed.
Geological Setting, Mineralization and Deposit Types
Regional Geology
The South Arturo Mine is located within the northern Carlin Trend in the Basin and Range physiographic province in northeastern Nevada. Late Devonian-Mississippian continental arc collision (Antler Orogeny) juxtaposed a siliceous deep-water assemblage over the favourable shelf and slope facies carbonate assemblage. A sequence of compressional, and later extensional, tectonic events have transformed the district into large scale, north northwest trending folds, and northwest to northeast trending faults, which expose "windows" of the lower plate rocks within the upper plate. The northern Carlin Trend is defined by a north-northwest trending alignment of gold deposits in a series of these windows. The windows in the Carlin Trend from south to north are the Railroad, Rain. Maggie Creek, Carlin, Lynn and Bootstrap. The South Arturo Mine is located within the Bootstrap Window.
Igneous activity along the Carlin Trend has occurred periodically from the Jurassic through the Tertiary with the emplacement of medium size diorite stocks, diorite, dacite, and lamprophyre dikes and sills, and a very large deep-seated intrusion at Mary's Mountain. A two-mile wide northwest trending lamprophyre dike swarm defines the overall axis of the Carlin Trend.
Local and Property Geology
In general, the South Arturo Mine deposits are sediment and intrusive-hosted gold and silver deposits hosted mainly in silicified breccias. Oxide gold mineralization in the existing Dee pit mine area is structurally controlled, dominantly paralleling the north-south striking Dee Fault Zone. Gold was emplaced simultaneous to several pulses of silica alteration, which converted mineralized wall rocks into massive silica or silica breccia. Enriched zones are found where the Dee Fault Zone intersects northwest trending faults. Minor gold mineralization can be traced along northwest, northeast and east-west structures trending away from the Dee Fault Zone.
The oldest formation known near the South Arturo Mine is the Ordovician Hanson Creek dolomite, intersected in a deep drill hole west of the deposit. A 700-foot-thick section of the Silurian-Devonian Roberts Mountains limestone occurs above the Hanson Creek dolomite. There is a gradational contact between the Roberts Mountains Formation and the overlying Silurian-Devonian Bootstrap limestone. The Bootstrap limestone is a grey, massive limestone deposited in a reef margin environment. The thickness of the Bootstrap limestone ranges from less than 200 foot to more than 400 foot along a north-northwest trend.West of the reef margin is a full section of Devonian Popovich Formation slope-facies carbonates. East of the reef margin, the Popovich carbonates thin to less than 100 feet above the Bootstrap limestone. The upper contact of the Popovich Formation grades conformably into the Devonian Rodeo Creek siliceous argillite and mudstone sequence, which ranges in thickness from 200 feet to 2,500 feet, north of the South Arturo Mine. The stratigraphic section west of the South Arturo Mine is consistent with the type sections described by Newmont at Bootstrap/Capstone/Tara and with the Popovich section described by Barrick at Rodeo/Goldstrike. The stratigraphic section east of the Mine is consistent with the type section described by Barrick at Meikle.

Upper plate rocks at the South Arturo Mine consist of a sequence of mudstone, argillite and bedded cherts of the Vinini, Elder and Slaven Chert formations. The Tertiary Carlin Formation, a sequence of tuffaceous sedimentary rocks and air-fall tuff, fills channels and depressions in the Dee mine area.
At least three generations of dikes occur at the South Arturo Mine. The most notable zone is a 2.5 kilometre wide northwest trending lamprophyre dike swarm that includes the Jurassic Arturo dike. Other, possibly Tertiary, intrusive rocks include a quartz-bearing biotite dacite dike in the Dee Fault and an andesite dike along the northeast Flower structure. North-south striking Basin and Range faulting is prominent throughout the deposit. The Dee Fault Zone controls mineralization in the Dee area. Northeast and northwest striking faults act as secondary controls on mineralization. The Hinge fault controls mineralization in the Hinge zone; West Button Hill mineralization is coincident with mapped structures encountered in the Phase 2 mining.
Mineralization
At least three generations of dikes occur at the South Arturo Mine. The most notable zone is a 1.5 mile wide northwest trending lamprophyre dike swarm that includes the Jurassic Arturo dike. Other, possibly Tertiary, intrusive rocks include a quartz-bearing biotite dacite dike in the Dee Fault and an andesite dike along the northeast Flower structure. North-south striking Basin and Range faulting is prominent throughout the deposit. The Dee Fault Zone controls mineralization in the Dee area. Northeast and northwest striking faults act as secondary controls on mineralization. The Hinge fault controls mineralization in the Hinge zone; West Button Hill mineralization is coincident with mapped structures encountered in the Phase 2 mining.
The northern extent of the South Arturo Mine mineralization lies approximately 200 feet southeast of the Dee pit and under 600 feet of waste rock. An overall north-south orientation to mineralization is inferred from the grade thickness contours, which define an area 1,700 feet in a north-south direction by 300 feet to 350 feet wide in an east-west direction. The mineralization and tertiary contact dip 15 degrees to 20 degrees to the south. Drilling has shown that rocks are oxidized to a depth of up to 2,000 feet. Paleozoic rocks host the mineralization mainly in multi-stage, multi-lithic breccias with gold values ranging from 0.006 opt Au to more than 1.0 opt Au with an average grade of approximately 0.006 opt Au. These breccias are commonly formed by karsting or dissolution of carbonate rock and subsequent collapse and cavity fill. In general, decalcification is followed by weak to strong silicification with local argillization. Silver to gold ratios are generally 1:1 at grades of greater than 0.06 opt Au but increase to 5:1 at lower gold grade values.
Dee Deep North is a north-northeast trending pod of mineralization that plunges slightly north and is approximately 600 feet long, 150 feet wide and 150 feet thick. The majority of high-grade refractory mineralization is in silica-Sulphide breccia within a flat to west-dipping silicified, multilithic breccia body above the Bootstrap limestone between 4,900 feet above sea level ("FASL") and 5,100 FASL. The principal controls are the north-northeast trending high angle EB fault and southwest dipping low angle structures.
The Southwest Dee pit mineralization is along the north-northeast trending, west dipping Dee Fault Zone. The mineralization is carbonaceous, partially oxidized, variably silicified mudstone/siltstone breccia approximately 300 feet in a north-south strike length, 100 feet wide and 150 feet in thickness. The mineralization sits between 4,900 FASL and 5,100 FASL, with a small portion exposed along the southwest high wall at the bottom of the Dee pit.

The West Button Hill mineralization trends north-northeast for over 2,000 feet in strike length, in pods that vary up to 400 feet wide and 50 feet thick. The majority of high grade refractory mineralization is in the lower Rodeo Creek Formation and multi-lithic breccias above the Bootstrap limestone. The principal controls are the north-northeast and north-south trending high angle structures and favourable host rocks. The mineralization has been shown to extend 1,230 feet below pre-mining surface elevation, as it is offset on the northeast striking, down-to-the-east Tara West Fault.
The Hinge zone is a north-south striking zone that lies between the South Arturo Mine zone to the southwest and West Button Hill to the northeast and is due east relative to the existing Dee pit. It is approximately 1,400 feet long and up to approximately 300 feet wide, situated between elevations of 4,750 FASL to 5,250 FASL at depths from 330 feet to 900 feet below surface. Mineralization is hosted in the lower portion of the Rodeo Creek Formation and silicified breccias of the Basal Rodeo Creek and Popovich Upper Muds units. Breccia bodies drape the Bootstrap limestone.
Mineralization in the Hinge zone is controlled by the Hinge fault, a steeply east dipping north-south structure that appears to be a northerly extension of faults in Newmont's Bootstrap pit to the south. Intersecting faults that influence mineralization have not been clearly identified. Much of the mineralization is partially to completely oxidized, even in the more deeply buried zones.
Deposit Types
The South Arturo Mine is located in the northern end of the Carlin Trend, a 60-kilometre / 40 mile long north- northwest alignment of sedimentary rock-hosted gold deposits. These deposits are generally known as Carlin-type deposits. More than 50 million ounces of gold have been mined from the Carlin Trend since 1980. The gold mineralization in Carlin-type gold deposits is dispersed, micron-sized and found commonly on the rims of pyrite grains in predominately carbonate-bearing host rocks. Decalcification, silicification, and dolomitization are the most dominant alteration features. Generally, there is negligible base metal content, low silver to gold ratios and a geochemical enrichment in arsenic, antimony, and mercury.
Carlin-type gold deposits represent a spectrum of deposit types including the classic stratigraphic hosted deposit end member, collapse breccia hosted deposit end member and structurally controlled deposit end member. Most, if not all, of these deposit types contain individual components of the end members. Most of the South Arturo Mine gold mineralization is considered by the authors of the South Arturo Report to be of the breccia hosted Carlin-type with structural controls, similar to Barrick's Meikle deposit located approximately 6.5 kilometres / 4 miles to the southeast.
Exploration
Premier has not conducted exploration at South Arturo. Exploration conducted by Nevada Gold Mines and previous operators is described in the History section of this Schedule. Other exploration efforts are described in the Drilling section of this Schedule.
Drilling
Drilling has been carried out over the 50 year history of the Carlin complex by several operators including NGM, Barrick, Glamis (Dee Gold), Haliburton, and Meridian. Premier has not drilled holes on the property. A number of drilling techniques have been used, including reverse circulation ("RC"), core, conventional air rotary, and conventional air mud. Currently, only RC above the water table and core drilling are used. There are over 3,280 holes in the South Arturo area.

Drilling and Sampling Methods
Drill holes are planned to intersect mineralization as near to perpendicular as available drill platforms allow. The style of mineralization at South Arturo is well understood, which allows for reasonable interpretation of mineralized intervals in conjunction with close drill spacing.
Drilling is carried out by contract drill companies and supervised by NGM personnel. Core drilling typically uses HQ and NQ diameter core. Core is placed in labelled cardboard boxes. Drillers mark each drill run by placing a wooden block in the core box. Length of the run and length of sample recovered are recorded on each block by the driller. Core boxes are transported to the Goldstrike core shed by NGM personnel; geologists and geotechnicians then photograph, log, and sample the core.
Geologists log data digitally using a standardized set of descriptive options. Data cells are filled by selecting from drop-down lists to complete several data fields including rock quality description ("RQD"), structure, lithology, alteration, and mineralization. Sample intervals are chosen by the geologist to best characterize mineralization. Core samples are nominally five feet, ranging from two feet to seven feet. Sampling is completed by geotechnicians. RC samples are normally collected on five-foot intervals. The samples are transferred to the assay lab by NGM personnel.
Drill hole collar locations are surveyed by NGM or contract surveyors. On occasion it was not possible to complete the collar survey so planned coordinates were used. Downhole surveys of surface holes are typically completed by a contractor using a conventional gyroscopic instrument. Underground holes are surveyed using a Reflex EZ-Trac or FlexIT.
Recovery Factors
Recovery statistics are not available for South Arturo drill data. Core sample recovery is measured by the driller and geologist. The data is used for rock quality description, but it has not been applied in any way in relation to the reliability of the assay value of the sample interval. RC sample recovery is measured indirectly by the assay lab, which weighs the sample on arrival and after drying. This is not a direct measurement of sample recovery because sample volume is not measured, a specific sample weight is not defined, sample density is variable, and multiple factors affect proportion of material routed into the sample bag. Although the assay lab sample mass data exists, it has not been applied in any way to geological analysis or in relation to the reliability of the assay value of the sample interval. Sample recovery only directly applies to assay reliability to the extent that where no sample was recovered, or the volume of sample recovered was too small to perform an assay, no assay exists to represent the interval. This is an inherent difficult associated with drill data. Less than complete recovery of drill samples is generally attributable to factors also associated with mineralization, such as fragmented or low strength rock mass. It is generally accepted that mineralization is likely to be under-represented in a poor recovery sample. This provides a level of safety in resource estimation because it is more likely to result in under estimation than over estimation.
The authors recommend that the database should be complete and organized in such a way as to allow the calculation of recovery statistics for core holes. The authors believe drilling is carried out in accordance with industry standards, and the South Arturo drill data is suitable for use in resource estimation.

Sampling, Analysis and Data Verification
The authors of the technical report regard the sample preparation, security, and analytical procedures as adequate to support the estimation of Mineral Resources.
Sample Preparation and Laboratory Analysis Procedures
Core samples are nominally taken in 5-foot lengths and core is photographed before being split with one split returned to the core box. RC drilling is sampled in 5-foot intervals after passing through a rotary wet splitter at the drill. Core is stored in coated cardboard boxes. Core length for each assay is determined by the geology and alteration.
The majority of the analyses have been provided by ALS Minerals, American Assay Laboratory, and internal NGM laboratories. Multiple analysis procedures are used including fire assay, fire assay with gravimetric finish, and atomic adsorption. The type of assay is recorded in the database.
Standards and Blanks
Blank materials used since 1990 have been sourced at a gravel pit near Maggie Creek. Blanks are inserted at multiples of 50-feet for RC drilling and 200-feet for core. The resulting insertion rate is 2- 5%.
Each sample batch contains three to seven check samples. Project geologists review assay results and periodically request a batch re-run and/or entire hold based on expected verses actual results. Analysis beyond two standard deviations will require a rerun of the batch. The geologists are responsible for the Quality Assurance/Quality Control ("QAQC") program.
Large batches of standard material are collected from NGM sites. Each batch is sent to an outside laboratory for preparation and tested for homogeneity against certified reference materials prior to being returned to NGM. One of the authors of the South Arturo Report reviewed the results from 2,093 blank and standard reference assays submitted with South Arturo samples. Most of the failures for BL-46 occurred near the end of 2017 and results since that time have improved. GS-25 is a high-grade standard with most of the out of limit values being below the acceptable limit.
One of the authors of the South Arturo Report reviewed the results of 1,356 South Arturo duplicate assays performed at ALS Minerals. The review included four assay methods for gold.
Data Verification
The authors have not conducted an independent review of the drill database. A significant proportion of the drill holes in the South Arturo area are historic. Raw data certificates are not easily available. Significant economic production has occurred in the South Arturo area, so mine production data sets are available for reconciliation with mineral resource models. The data reconcile fairly well, which is a strong indication that the drill data are accurate.
All project data is stored in a GeoScience database on SQL Database server, and current database structure is aQuire. Drill hole data was converted to acQuire™ software beginning in 2008 from in- house databases. The exploration and underground databases were used until 2017 when these were combined with the Arturo database to form a single Goldstrike site-wide database. Assay data is imported directly from laboratory certificates or direct laboratory SSIS packages for internal labs. Data is validated and checked upon import by the data management group. Data must be approved by project geologists before it is available for export for use in mineral resource modeling.

NGM utilizes integrated sub-programs called “Triggers” and “Constraints” that automatically validates data whenever new information is added to, or changed within, the database. These sub-programs perform calculations, validation, verification, and range bound checks on the data to ensure that data errors are flagged and kept out of the data sets. Data extractions are accomplished using the acQuire export object and checked against previous exports to ensure data is not being altered and that exports are exporting the same historical data. Assays are ranked based on lab quality, assay method, and date assayed.
Database administrators perform occasional random checks to ensure that imported data matches lab certificates. External audits have previously occurred. The authors indicated that Barrick’s Storm Resource Area QAQC results for 1999 through 2004 were reviewed, but that such report was not available for review. In 2018, prior third-party reviewers noted that Bloom found no evidence of serious issues with accuracy, bias or analytical procedures. The authors indicated that the QAQC results for South Arturo control samples submitted from April 7, 2014 through March 5, 2018 were reviewed in 2018. The person who conducted such review identified one set of blanks with an elevated failure rate and recommended more careful sourcing of blank material. An external audit in September 2018 identified moderate risk associated with the use of conventional and non-downhole surveyed data.
The authors interviewed site personnel to gain a basic understanding of data management procedures. The authors have reviewed QAQC data for 2017 through 2019 as reported in Section 11. Holes were checked for overlapping intervals using Vulcan, and there were none. Hole traces were viewed in Vulcan to confirm there were no extreme downhole survey deviations. Underground collar locations were observed to conform with mine as-built surveys. Surface collar locations correspond with topographic surfaces where contemporary data are available, although surface displacement has occurred since many of the holes were drilled. Lithology and mineralogy data correspond reasonably between adjacent holes, which supports accurate hole location. Lithology was viewed in Vulcan to confirm that the geology model conforms to the geology data.
In summary, the authors relied on positive reconciliation results, visual checks, and basic Vulcan checks to conclude the drill data is suitable for use in the resource estimation.
Mineral Processing and Metallurgical Testing
Metallurgical testing dates to 2006 with initial testing to determine heap leach characteristics via column tests. Further testing was completed in 2012 and 2013 as part of the BDMV, South Arturo Project Feasibility Study. The ore from the South Arturo deposit can be categorized into four distinct types based on gold grade, sulphide grade and expected recovery. McClelland Labs Inc., in Sparks, Nevada performed column leach tests to estimate the heap leaching performance and Barrick’s Goldstrike Metallurgical Lab performed carbon-in-leach ("CIL") and roaster/CIL tests to estimate the CIL and roaster/CIL recovery for the South Arturo Mine.
The metallurgical test results determined that sulfide ore and ore containing pre-robbing organic carbon above the target cut-off gold grade would be roasted, oxide ore above the target cut-off gold grade would be processed via Run-of-Mine ("ROM") heap leach, and ore containing pre-robbing organic carbon below the cut-off grade gold grade for roasting will be considered waste. The mill recovery ranges from 48% to 92% depending on the process employed. Recovery may be higher than predicted if the ore is ground finer than 80% passing 200 mesh (74 μm). Previous gold deportment studies and metallurgical test results indicated that a large portion of the gold is most likely encapsulated in silica, therefore, finer grinding could assist with improved gold liberation.

2017 Metallurgical Samples
Metallurgical tests were completed in 2017 on Arturo Phase 1 and Phase 3 Pit samples that were drilled in 2017. Phase 1 holes were identified as BD17-01, BD17-02, BD17-03, BD17-04, BD17-05, BD17-06, and BD17-07. Phase 3 holes were identified as ART17-01, ART17-02, ART17-03, ART17- 04, ART17-06, and ART17-07. Column tests were completed at McClelland Laboratories in Reno, Nevada while the standard leach tests and bench top roasting tests were completed at Barrick’s Goldstrike Metallurgical Laboratories.
Phase 1 drill holes had a total of 408 samples, with 187 of those samples classified as heap leach for the purposes of the testing program, had a head grades between 0.003 to 0.030 oz./ton; 36 samples, classified as mill grade, had head grades higher than 0.030 oz./ton. All remaining samples were classified as waste and not tested.
Phase 3 drill holes had a total of 426 samples. Two hundred and thirty-nine (239) of those samples, were classified as heap leach with head grade between 0.003 to 0.030 oz/ton; one hundred and thirty-nine (139) samples, classified as mill grade with head grades above 0.030 oz./ton with remaining classified as waste and not tested. Nine of the Phase 3 samples with sulfide grades above 0.2% were subjected to Bench Top Roaster ("BTR") tests. This included both heap leach grade and mill grade samples.
According to the authors of the South Arturo Report, in the case of the South Arturo Mine, gold recovery via cyanide leaching appears to be a function of both the cyanide solubility ratio and the amount of silica contained in the samples. The roaster recovery has been previously shown to be a function of only the silica concentration. However, BTR on monthly composites from West Button Hill ore has not shown a strong correlation between gold recovery and silica, but the recovery continues to be a function of the head grade.
Thirteen column leach tests and coarse bottle rolls tests were performed at McClelland in 2018. The Phase 1 sample results generally showed poor amenability to coarse particle size leaching at both 80%-10 mesh (2 mm) and 80%-3/4” (19.1 mm). Gold recoveries ranged from 17% to 50% and 17% to 39% respectively at 10 mesh and -3/4”. The -3/4” average gold recovery was 31%. Silver recoveries in the column leach tests is very low, ranging from 3% to 25% and 6% to 10% respectively at 10 mesh and -3/4” respectively.
The Phase 3 sample results generally showed better amenability to coarse particle size leaching at both 80%-10 mesh and 80%-3/4”. Gold recoveries ranged from 38% to 80% and 18% to 92% respectively at 10 mesh and -3/4”. The -3/4” average gold recovery was 62%. Silver recoveries in the column leach tests is very low, ranging from 5% to 33% and 2% to 50% respectively at 10 mesh and 3/4” respectively.
The CIL bottle roll test work was performed at Barrick’s Goldstrike Metallurgical Lab in 2017 and 2018 using targeted grinds of 80% passing 6 mesh (3.35 mm) and 200 mesh (74 μm). Composites for bottle roll tests at the Goldstrike Metallurgical Laboratory were assembled within each drill hole to test leaching parameters at silica and carbonate geological designations. Gold generally was found to occur within high silica areas, but recovery seemed to be more affected by sulfide concentration. Phase 1 mill material leached at 80% passing 200 mesh shows that recovery can range from 67 to 84%, averaging 74%. The low-grade samples leached at 6 mesh, showed recoveries ranging from 22% to 62%, averaging 46%. The low recoveries for some samples indicate that heap leaching processing may not be economic.

Phase 3 mill grade samples leached at 80% passing 200 mesh shows that recovery can range from 73% to 93%, averaging 82% without roasting. The low-grade samples leached at 6 mesh, showed recoveries ranging from 22% to 80%, averaging 43%. The low recoveries for some of these samples indicate that heap leaching processing may not be economic. Select low grade and mill grade samples were selected for bench-top roasting prior to CIL testing. Samples were selected if sulfide concentration exceeded 0.2%. Two samples were selected outside of the parameter. When the minimum sulfide grade was above the threshold, approximately 6% recovery improvement was seen.
Currently Arturo ore that meets the grade requirements is sent to the Barrick Goldstrike roaster for processing. Other ore mined is stockpiled for future processing. In general, the following recovery estimates are applied to Arturo ores:

•The Life of Mine ("LOM") contains the addition of the Arturo heap leach in which metallurgical testing and characterization is being conducted. Recovery from initial test work has been applied and averages 52.5%.
•The current roaster LOM has an average recovery of 88%.
•The autoclave with parallel calcium thiosulphate leaching-resin in leach circuits provide a possible destination for Arturo ore. The current autoclave LOM has an average recovery of 50% when running solely alkaline ore (one SAG-Ball Mill circuit and 3 autoclaves to process 3.6 Mtpa) and an average of 73% expected after converting the resin-in-leach circuit to CIL and running single refractory ore
The authors provided the following recommendations:

•Sulphide ore and ore containing pre-robbing organic carbon above the target cut-off gold grade is currently roasted.
•Oxide ore above the target cut-off gold grade would be processed via ROM heap leach, when constructed.
•Ore containing pre-robbing organic carbon below the cut-off grade gold grade for roasting will be considered waste.
•Additional testing should be completed in Phase 3 to quantify sufficient reserves to support the construction of the heap leach pad.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimate
The mineral resource estimate presented herein has been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 (Canadian Securities Administrators, 2011) and in conformity with generally accepted “CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines 2019”. Mineral resources have been classified in accordance with the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines” (Canadian Institute of Mining Metallurgy and Petroleum, 2014 B).
Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the mineral resource will be converted into mineral reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.
All mineral resource estimation work reported herein was carried out by NGM personnel. The effective date of this mineral resource estimate December 1, 2020. This Mineral Resource estimate includes drilling through November 20, 2019. The gold and silver mineralization at the Project was estimated using Vulcan modeling software using the Inverse Distance Cubed estimation method with dynamic anisotropy. Multiple estimation passes were completed.
A summary of the estimated mineral resources attributable to Goldcorp Dee is presented in the chart below.
South Arturo Mineral Resources Attributable to Goldcorp Dee (Exclusive of Reserves)

	Tons	Tonnes					Au ozs	Ag ozs
Category/Process Type	(000's)	(000's)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	(000's)	(000's)
Measured Resources
Open pit	5,117	4,642	0.035	1.21	0.220	7.56	180.6	1,128
Stockpile	783	710	0.016	0.55	0.013	0.44	12.4	10
Underground	18	16	0.518	17.77	0.400	13.72	9.1	7
Total Measured Resources	5,917	5,368	0.034	1.17	0.193	6.63	200.2	1,145

Indicated Resources
Open pit	16,073	14,581	0.034	1.17	0.176	6.02	548.6	2,824
Stockpile	-	-	-	-	-	-	-	-
Underground	47	43	0.374	12.83	0.168	5,77	17.5	8
Total Indicated Resources	16,120	14,624	0.035	1.20	0.176	6.02	566.1	2,832

Total Measured and Indicated	22,037	19,992	0.035	1.20	0.180	6.19	768.3	3,977

Inferred Resources
Open pit	11,092	10,063	0.028	0.95	0.160	5.47	307.5	1,770
Stockpile	-	-	-	-	-	-	-	-
Underground	60	55	0.247	8.46	0.148	5.08	14.9	9
Total Inferred Resources	11,153	10,117	0.029	0.99	0.159	5.47	322.4	1,779
Notes:
(1)Mineral resources are exclusive of Mineral reserves;
(2)Mineral resources are stated as of December 1, 2020;
(3)Mineral resources are estimated using variable cutoff grades that are dependent upon recovery and processing method;
(4)Open Pit Mineral resources are constrained within a pit shell generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;

(5)Underground mineral resources are constrained by Mine Stope Optimizer shapes generated using a gold price of $1,500 per ounce and a silver price of $15 per ounce;
(6)Modifying mill to model factors for tons and contained metal have not been applied to the open pit mineral resources;
(7)Underground mineral resources include modifying mill to model reconciliation factors of 1.025 and -0.901 applied to tons and contained metal respectively;
(8)A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling; and
(9)An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Mineral Reserve Estimate
Mineral reserves are reported only for the Phase 1 pit and El Niño underground and only for material amenable to roasting. Mineral reserves are summarized in the chart below.

Proven Mineral Reserves Attributable to Goldcorp Dee (40% Basis)

	Tons	Tonnes					Au ozs	Ag ozs
Category/Process Type	(000's)	(000's)	Au (opt)	Au g/t	Ag (opt)	Ag (g/t)	(000's)	(000's)
Proven Resources
Open pit	2,617	2,374	0.089	3.05	0.500	17.15	233	1,309
Stockpile	220	200	0.074	2.54	0.129	4.44	16	29
Underground	66	60	0.186	6.38	0.135	4.62	12	9
Total Proven	2,904	2,634	0.090	3.09	0.464	15.90	261.5	1,347

Probable Resources
Open pit	1,212	1,100	0.063	2.16	0.419	14.37	76.4	508
Stockpile	-	-	-	-	-	-	-	-
Underground	72	66	0.175	6.00	0.131	4.50	12.7	10
Total Probable	1,285	1,166	0.069	2.38	0.403	13.81	89.1	518

Proven and Probable
Open pit	3,829	3,474	0.081	2.77	0.475	16.27	309.1	1,817
Stockpile	220	200	0.074	2.54	0.129	4.44	16.4	29
Underground	139	126	0.180	6.18	0.133	4.56	25.0	18
Total Proven and Probable	4,189	3,800	0.084	2.87	0.445	15.23	350.5	1,864
Notes:
(1)Mineral reserves are stated as of December 1, 2020;

(2)Mineral reserves estimated using variable cutoff grades that are dependent upon recovery and processing method;
(3)Mineral reserves have been estimated at a gold price of $1,200 per troy ounce and a silver price of $15 per ounce;
(4)The base case economic analysis is presented at a gold price of $1,400 per ounce and a silver price of $15 per ounce;
(5)Underground Mineral Reserves include modifying mill to model reconciliation factors of 1.14 and 0.96 applied to tons and contained metal respectively;
(6)Modifying factors for tons and contained metal have not been applied to open pit mineral reserves.
Mining Operations
Gold production under the joint venture totals 456,400 oz. The majority is from the Phase 2 (West Button Hill) pit, completed in 2017. Production from El Niño and the Phase 1 pit began in 2019.
The South Arturo Mine operation is an open pit and underground project with production sourced from two phased pits that are designed to optimize both mill feed. All work is performed by and supported by NGM's Goldstrike operation. A qualified contractor has been retained to complete underground mining. All required infrastructure is in place.
Open Pit
Open pit mining is a conventional shovel truck operation using large electric or hydraulic shovels and 320- ton capacity haul trucks. The average open pit mining rate is 135,000 tons per day with both shovels operating. The mining equipment fleet includes 18-20 Komatsu 930 E Hal Trucks, one Hitachi EX5500 Hydraulic Shovel, and one P&H 4100 Electric Shovel. Support equipment includes dozers, water trucks, blast hole drills, and explosive trucks.
Mining benches are 20 feet high in mineralized areas and 40 feet in waste. Haulage ramps have a maximum gradient of +/-10% and are 140-feet wide including the safety berm. Single lane ramps are 80 feet wide and are planned for the very lowest benches. The minimum mining width is 350 feet. The mine operates 24 hours per day 7 days a week. The start of mining is delayed to 2025 to coincide material delivery with roaster availability.
Material is routed to the process that yields the highest net income within Leco Assay constraints. Preg- robbing assays for heap leach material must be less than 15 and S2 less than 1.5%. CIL mill material preg- robbing values cannot exceed 40. South Arturo material with preg-robbing values exceeding 40 is considered refractory and sent to the appropriate roaster stockpile designation providing the grade and recovery return a positive process net income. These criteria have been successfully used on the Carlin Trend for many years.
Hydrogeological conditions in the Dee Pit are fully drained by NGM’s Goldstrike dewatering program. Eight vibrating wire piezometers were installed in the area of the South Arturo/Phase 3 pit to investigate the potential of perched water in the clay rich substrate of the Carlin formation. The piezometers indicate perched heads of 4 to 174 feet, and two perched groundwater tables were interpreted in the upper and lower clay ash units.
Piteau and Associates analyzed structural data collected from a nine-hole geotechnical drill program in 2007 and mapping of the Dee Pit by Call and Nicholas in 1995. The drilling program included oriented core, acoustic televiewer logging and optical televiewer logging. Laboratory analyzed core samples for intact rock strength, friction angle and cohesion.
Underground
Underground mining is from the bottom of the Phase 2 pit and currently produces an average of 600 tons per day. All mining at the El Niño Mine is conducted by a qualified underground mining contractor. The mine operates 24 hours per day, 7 days per week.
Access to the El Niño underground mine is through 2 portals located in the bottom of the phase 2 open pit. Dimensions of the major access development drifts are 16 feet wide by 17 feet high. Major access drift gradient does not exceed +/-15%.
Underhand drift and fill mining is the preferred mining method at El Niño. Attack ramps and production drift dimensions are 15 feet x 15 feet. Attack ramps are driven from the main development to the mineralization boundary. Attack ramps may have a gradient of +/-15%, however, production drifts are preferred level. Once completed, a drift is backfilled with cemented rock fill (CRF) allowing the adjacent drift to be excavated. This process of drifting and backfilling is repeated until all economic mineralization has been mined in a 15-foot-thick vertical horizon. Sample drilling the ribs helps define the boundaries. Where the remaining mineralization does not justify the excavation of another drift the ribs may be slabbed to recover the mineralization before backfilling.
To initiate the next drift and fill horizon either a new attack ramp is driven, or the sill of the previous attack ramp is mined to reach the next drift and fill level elevation. Drifts under or alongside fill require less ground support than drifts entirely surrounded by rock. Drifts under fill can be widened to widths up to 20 feet.
Cemented rock fill ("CRF") is mixed on the surface and hauled underground in the same trucks used to haul broken rock to the surface. A truck will dump its load of CRF in the drift being filled and a load haul dump ("LHD") or dozer fitted with a “Jammer” attachment will push the CRF tight to the back and ribs eliminating all void spaces. Mining alongside fill can occur as early as seven days following its placement and no more than 28 days to mine underneath.
A backfill plant located on the surface near the portals produces a cement slurry at a specified water cement ratio. Commercial cement admixtures can be added if desired. Once the slurry is fully mixed it is sprayed into a pit containing the required volume of aggregate to achieve the desired cement content of the final product. A rubber-tired loader then mixes the slurry and aggregate to achieve a uniform product before loading a haul truck for transport underground.
Aggregate is crushed and screened at a plant near the Meikle Mine and trucked to El Niño by NGM. The aggregate is combined with 8% Portland cement by weight to reach a target strength of 1,200 psi in 28 days. Standard 6-inch x 12-inch concrete test cylinders are prepared each shift at regular intervals. Unconfined compressive strength ("UCS") tests are completed after the required curing and the results cross-referenced to the corresponding backfill location. If the results indicate substandard fill strength additional precautions are implemented prior to mining underneath. To date, the UCS test results are well above the target strength.
Just inside the eastern portal the main access drift splits in two. The right-hand drift contains the main fans installed in a bulkhead. The left drift comprises an airlock. Both drifts merge just below the airlock. The east portal acts as intake and primary escape, and the north as exhaust and secondary escape.

Auxiliary fans intake air from the main access drift and blow through rigid or flexible ventilation ducting to the face. Air from the face returns to the main access drift.
South Arturo is within the Goldstrike dewatering operations cone of depression, and no dewatering is performed on the South Arturo property.
Processing and Recovery Methods
Ore from South Arturo is being processed via one of three possible routes: ROM heap leaching (possible in the future if economics warrant), milling and CIL, or roasting and CIL. The heap leach ore is segregated for possible processing in the future. The majority of the precious metal production will come from ore that will be trucked to existing NGM processing circuits located approximately 8 miles (12.9) kilometres away over mine haul roads.
Ores are classified based on gold grade, level of oxidation and refractory characteristics (e.g. presence of preg-robbing components in ore, refractory sulfide components) which contribute to recovery at processing facilities and is routed based on an integrated process production plan that is devised for maximum economic returns. Generally, ores grading >0.080 oz./ton are routed to the Goldstrike roaster.
ROM material is segregated in the waste dump for future possible heap leach process if economics justify its construction. ROM material will be placed on a permanent leach pad by haul trucks. Cyanide solution will be distributed by drip emitters. The pregnant solution will then be collected and pumped to a carbon- in-column ("CIC") circuit for gold recovery. The cyanide concentration and pH of the barren solution will be adjusted and the solution will be re-circulated via pumping to the heap leach pads. Loaded carbon will be periodically removed and trucked to the existing autoclave carbon processing circuit for stripping and refining to recover the precious metals and the carbon will be regenerated prior to being returned to the carbon adsorption columns at the South Arturo Mine for reuse.
The Cortez Mill could process the oxide mill grade South Arturo ore on a campaign basis. The flowsheet includes crushing, semi-autogenous grinding, ball milling, grind thickening, CIC circuit for the grind thickener overflow solution, CIL circuit, tailings countercurrent decantation wash thickener circuit, carbon stripping and reactivation circuits, and a refinery to produce gold doré. CIL mill recovery is dependent on cyanide solubility and silica content.
The Goldstrike roaster processes 5.0 to 6.1 million tons per year and consists of primary and secondary crushing, two parallel dry grinding circuits, two parallel dual stage fluidized bed roasters, off-gas handling, mercury recovery systems, a slurry neutralization circuit, a CIL circuit with carbon stripping, cyanide detoxification circuit, and electrowinning for gold recovery. Gold recovery estimates are based on both test work and operational history at both facilities with curves utilized for both depending on operating strategy and ore characteristics.
The Goldstrike autoclave circuit processes 4 - 5 million tons per year and consists of primary crushing, two parallel semi-autogenous grinding ("SAG") Mill-Ball Mill grinding circuits with pebble crushing, five parallel autoclaves capable of acid pressure oxidation ("POX") and three of which are capable of alkaline POX, two parallel calcium thiosulphate (CaTS) leaching circuits with resin-in-leach ("RIL"), electrowinning for gold recovery, and a refinery producing doré bullion from both autoclave and roaster circuits. Gold recovery estimates are based on both test work and operational history at both facilities with curves utilized for both depending on operating strategy and ore characteristics. The current autoclave LOM has an average recovery of 50% when running solely alkaline ore (one SAG-Ball Mill circuit and 3 autoclaves to process 4.0 million tons per year) and an average of 73% after converting the RIL circuit to CIL and running single refractory ore. The average LOM gold recovery is 65%.
Infrastructure, Permitting and Compliance Activities
Infrastructure
Dewatering facilities are located at the Goldstrike operation. South Arturo mineralization is above the cone of depression created by dewatering at Goldstrike and Meikle.
Electrical power is supplied to the site from the NV energy grid. Site facilities include a 120kv to 13.8 kv substation and 13.8 kv distribution lines.
Water is supplied by a deep well capable of producing 450 gpm and pumped to a 1,000,000-gallon storage tank above the mine. A new supply well will be required if a heap leach facility is constructed.
Portal facilities for the El Niño underground mine include: contractors office; mobile equipment maintenance shop; backfill mixing plant; electrical distribution; lined mined material storage pads; storm water collection ponds, and; supply storage Conex containers. Facilities located near the Meikle mine include the backfill aggregate plant and change room for the contractor.
Facilities in support of open pit mining located at South Arturo include: fenced explosive storage with two 100-ton bins; site communications systems; security badge operated access gates; mined mineralized material stockpile areas; waste rock disposal facilities; storm water control facilities, and; mine access and haulage roads. Additional support and maintenance facilities for surface mining equipment are located at Goldstrike.
Environmental Factors
At the date of the South Arturo Report, the South Arturo Mine has developed an Environmental Management System for operation. ISO 14001:2015 standards have been implemented for the South Arturo Mine as part of the Goldstrike EMS. The system was certified under the ISO 14001:2015 standard in October 2017.
Potential impacts on water quality will be mitigated in accordance with an approved plan. Mitigating measures include water quality monitoring, treatment of unsuitable water quality prior to discharge, and re- assessment of forecasted water quality conditions every five years. As at the date of the South Arturo Report, the most significant environmental impact is anticipated to be the pit lake water quality after the cessation of mining.
Social or Community Factors
NGM’s partners have operated in the community since 1961 and is committed to involving local organizations and community groups in discussions regarding the impact of operations on the community. South Arturo will not negatively impact the local community. It will provide mining employment for the area.

Permitting Factors
NGM's environmental group is responsible for permitting activities. Activities are coordinated through the Elko BLM office and NDEP in Carson City. BLM issued its record of decision on the South Arturo environmental impact study in 2014 and all required permits for the operation are in place. Major permits are listed in the table below.
Arturo Project Significant Permits

Permit Name	Number	Agency	Description
Plan of Operations	NVN-087946 NVN- 070250 NVN-071216	BLM
Plan of Operations is required for all mining and processing activities and exploration exceeding 5 acres of surface disturbance on public lands managed by the BLM. The BLM approves the plan and determines the required environmental studies, usually an Environmental Assessment ("EA") or an Environmental Impact Statement ("EIS") based on the requirements outlined in the National Environmental Policy Act ("NEPA").

National Environmental Policy Act – Environmental Assessment Decision Record	DOIBLM- NVE020- 2011- 0039-EIS	BLM
A Record of Decision ("ROD") in the United States is the formal decision on an EIS document that the BLM issues to disclose potential impacts to the environment with applicable mitigation measures to prevent undue and unnecessary degradation to public lands.

Water Pollution Control Permit	NEV2010 102.01	NDEP, BMRR - Regulation Branch	Water Pollution Control Permit.
Water Rights	80341/803 42	NDWR
Water rights are issued by the Nevada Division of Water Resources and State Engineer based on Nevada water law which allocated rights based on appropriation and beneficial use within the water basin. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the state's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated. Mining water rights are considered Temporary in nature. The current water rights for the Cove Project cover the 2,500 gpm dewatering and additional water for dust control and operations from the Cove Pit Lake. An application has been submitted to the State Engineer and is under review to acquire additional water rights for the project.

Nevada Reclamation Permit	#355, 118, 142	NDEP, BMRR- Reclamation Branch
The BMRR Reclamation Branch works in coordination with the BLM for projects on public land to establish reclamation guidelines and a reclamation cost estimate to support project bonding. This permit and associated bond ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote safe and stable post-mining land use. A permit is required for any disturbance over 5 acres. The reclamation cost estimate ("RCE") is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan in the event that the State has to perform reclamation or is held until reclamation has been successfully conducted.

Air Quality Operation Permit	AP1041-3155	NDEP, BAPC	An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year of total Hazardous Air Pollutants ("HAP"’s) and emit less than 10 tons per year of any one HAP.
Storm Water Control Permit	NVR30000- MSW-9602	NDEP Bureau of Water Pollution Control
Storm water runoff from waste rock piles, haul roads, milling facilities and other mine areas that have not mixed with process solutions or other contaminant sources. Typical pollutants include suspended and dissolved solids and minerals eroded from exposed surfaces.

Capital and Operating Costs
South Arturo is an ongoing satellite operation to NGM’s Goldstrike mine and process facilities. The Goldstrike roaster is a 5 million ton per year fully operational facility and will process all of the current reserves from South Arturo. Open pit mining will draw from the existing Goldstrike equipment fleet and will be supported by the Goldstrike facilities and infrastructure. The table below shows capital expenditures required for the reserve mine plans. Underground development unit costs of $1,867 per foot are taken from the underground mining contract currently in force. Definition drilling costs are from the 2020 SAJV budget and pre-stripping unit costs are based on budgeted mining costs.

Project Capital Costs ($M)

Capital Cost	2021	2022	2023	2024	2025	2026	Total

Phase 1 Definition Drilling	(0.2)	—	—	—	—	—	(0.2)
Phase 1 Pre-Stripping	—	—	—	—	—	(29.5)	(29.5)
Underground Development	—	—	—	—	—	—	—
Total	(2.0)	—	—	—	—	(29.5)	(29.7)
	4,189	3,800	0.084	2.87	0.445	15.23	350.5
Notes:
(1)Attributable to Goldcorp Dee

Open Pit Operating Costs
Operating costs were provided by NGM. NGM allocates all costs to each site monthly based on tons. Cost allocations include all direct, indirect and sustaining capital costs. Not included in these costs is the 1-1/2% joint venture management fee charged to Goldcorp Dee by NGM. The authors have reviewed these costs and found them to be reasonable.

Unit Operating Costs
Item	Unit Cost	Units
Phase 1 Pit
Mining	$1.54	$/ton
Rehabilitation	$0.08	$/ton
Processing
Arturo ROM Heap Leach	$2.34	$/ton
Cortex Oxide Mill	$22.54	$/ton
Goldstrike Roaster	$20.92	$/ton
Refining and Sales	$0.77	$/ounce Au

El Niño Underground Mine Operating Costs
The unit mining costs presented below were provided by Goldcorp Dee and NGM and are based on actual costs to date and the underground mining contract. Not included in these costs is the 1.5% joint venture management fee charged to Goldcorp Dee by NGM.

El Niño Underground Mining Costs
Item	Unit Cost	Units
Direct Mining	$108.61	$/ton
Roasting	$19.6	$/ton
Mine G&A	$12.79	$/ton
Electrical Power	$7.32	$/ton
El Niño Total	$148.37	$/ton

Financial Statistics Attributable to I-80
Parameter	El Niño UG	Phase 1 Pit	Combined
Gold price - base case (US$/oz)	$1,400	$1,400	$1,400
Silver price - base case (US$/oz)	$15	$15	$15
Mine life (years)	2.0	18	18
Mining Rate (tons/day)	600	135,000	NA
Strip Ratio (tons waste:ton ore)	NA	11.4	NA
Processed tons (ktons)	364	10,338	10,702
Average grade (oz/t Au)	0.180	0.081	0.084
Average gold recovery (roaster %)	88.5%	80.8%	81.4%
Average annual gold production (koz)	12	15	16
Total recovered gold (koz)	23.5	262.5	289.1
Capital (M$)	$-	$29.7	$29.7
Cash cost (US$/oz)1	$1,028	$622	$655
All-in sustaining cost (US$/oz)1	$1,066	$845	$863
Project after-tax NPV5% (M$)	$7.2	$76.4	$83.7
Project after-tax IRR	NA	54%	$83.7
Payback Period	NA	7.0	NA
Profitability Index 5%[2]	NA	4.0	4.4

Notes:
1.Net of byproduct sales;
2.Profitability index (PI), is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates breakeven; and
3.The financial analysis contains certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding Premier’s achievement of the full- year projections for ounce production, production costs, AISC costs per ounce, cash cost per ounce and realized gold/silver price per ounce, Premier’s ability to meet annual operations estimates, and statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, timing of geological reports and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in Premier's annual information form under the heading "Risk Factors". There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this Presentation is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, except as required by law.
Resource Delineation and Exploration
1.Multiple zones of mineralization are open along strike and down dip from previous mineralization intercepts;
2.The geology at South Arturo is well understood;
3.Drilling and data management procedures are adequate; and,
4.Mineral resource modelling follows generally acceptable practices.
Processing and Metallurgical Testing
1.The Goldstrike Roaster will not be available for processing South Arturo open pit refractory mineralization before 2026 and it will take 12 years to complete processing of South Arturo refractory production from the Phase 1 pit;
2.Previous bottle roll and column leach tests from Phase 1 composites achieved poor recoveries. These composites may not be representative of shallower oxide mineralization;
3.Phase 3 sample column leach tests gold recoveries averaging 62%; and,
4.Mineral Reserves include only mineralization amenable to roasting.
Mining and Infrastructure
1.The South Arturo open pit will be mined at 135,000 tons per day using facilities and equipment from NGM’s Goldstrike operations; and,
2.Underground drift and fill mining is successfully extracting mineralization below the Phase 2 Pit.
Financials
1.Financial analysis of the South Arturo Project indicates I-80’s 40% interest has a net present value at a 5% discount rate of US$78.1M; and,
2.The open pit and underground mines are independent, profitable, stand-alone operations.

Exploration and Development
In 2019, principal activities at the South Arturo Mine included the initial construction of the Phase 1 open pit and the El Nino underground development and drilling. Key results stemming from the program include:

•Phase 3 mineralization appears to be significantly to entirely oxide mineralization rather refractory material.
•The redox boundary at Phase 3 is significantly deeper than was modelled previously.
•Positive reconciliation of potential heap leachable material versus previous modelling.
•Potential that re-optimized pits at Phase 1 and Phase 3 could be deeper and larger than previously modelled.
Construction of both the Phase 1 open pit and the El Nino underground mine progressed with mineralized materials being stockpiled for future processing. Initial gold production from operations was achieved in late 2019. Mining production from the El Nino mine ramped up in Q4 2019. Heap leach material from the Phase 1 open pit is now being stockpiled for potential future processing. Engineering designs for the heap leach option were reviewed in 2019 and the current plan is to build the heap leach pad and re-start mining in 2024.
Work Program
The estimated costs of the work programs identified in the South Arturo Report are listed in the table below.

SCHEDULE C
TECHNICAL INFORMATION CONCERNING THE MERCEDES MINE

The following information concerning the Mercedes Mine should be read in conjunction with the information concerning the Mercedes Mine appearing elsewhere in the AIF.
The scientific and technical information in respect of the Mercedes Mine contained in this Schedule C is supported by and summarized from a NI 43-101 technical report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” dated April 18, 2018, prepared for Premier Gold Mines Limited (“Premier Gold”) by Roscoe Postle Associates Inc., which is the most recent technical report available with respect to the Mercedes (the “Mercedes Report”). The technical information described below relating to the Mercedes Mine are extracts from the annual information form of Premier Gold for the year ended December 31, 2019, dated March 27, 2020 and filed under Premier Gold’s SEDAR profile at www.sedar.com on March 30, 2020 and from the Mercedes Report.
Premier Gold is a reporting issuer in Canada that has identified the sources of the scientific and technical information in its technical reports and is required to publicly disclose all material scientific and technical information with respect to the Mercedes Mine, and where material information with respect to a material property is disclosed, that information must be supported by a technical report. Pursuant to NI 43-101, the Corporation is not required to file a technical report in connection with its interest in the Mercedes Mine and it may rely on technical reports prepared by Premier Gold. See section “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION” of the AIF.
The Mercedes Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Mercedes Report, which has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on SEDAR under Premier Gold’s profile on SEDAR at www.sedar.com. The Mercedes Report is not and shall not be deemed to be incorporated by reference in the AIF.
The form of the disclosure with respect to the Mercedes Mine below is prescribed by securities legislation. The information with respect to the Mercedes is derived from disclosure prepared by the owner and operator of the Mercedes, and may not include all information a reader deems relevant with respect to the Mercedes Mine. Mercedes Report, and consequently the disclosure below, are prepared as of a certain point in time, and the Corporation is not in a position to determine whether any information with respect to the Mercedes Mine that may be material to a reader subsequent to the date of the Mercedes Report exists. Therefore, in addition to the Mercedes Report, readers should review public disclosures available on SEDAR made by Premier Gold subsequent to the date of the Mercedes Report under its profile on SEDAR at www.sedar.com. See “CAUTIONARY STATEMENT REGARDING THIRD PARTY INFORMATION”.
Please see section “Description of Business - Description of the Assets - Mercedes and South Arturo Silver Stream – Mexico & Nevada, U.S.A. – Premier Gold” of the AIF for more information on the Premier Gold Arrangement.
The technical and scientific information contained in this Schedule C has been reviewed and approved by Vincent Cardin-Tremblay, P.Geo., Vice President, Geology of the Corporation and a “Qualified Person” as defined in NI 43-101.

Mercedes Mine (Premier Gold’s 100% Interest)
Project Description and Location
The Mercedes Mine is in the state of Sonora, northwest Mexico, within the Cucurpe municipality. The Mercedes Mine is 250 kilometres northeast of Hermosillo, Sonora’s capital city, and 300 kilometres south of Tucson, Arizona. The Mercedes Mine consists of approximately 69,285 hectares of mineral concessions under lease from the government of Mexico. The area is covered by 43 mineral concessions, all of which have been titled as mining concessions, according to Mexican mining law. The titles are valid for 50 years from the date titled. All of the concessions are owned by Minera Mercedes Minerales S. de R.L. de C.V. (“MMM”), a wholly-owned subsidiary of Premier, and remain in good standing with mining law obligations through twice-annual tax payments and required assessment work. The areas of interest at Mercedes are located on private land. A surface access agreement has been in place with the owner of the private land surrounding the Mercedes Mine since 2000. MMM has all required permits to conduct work on the property. The below table lists the mining concessions of the Mercedes Mine.

Concession	Area (hectares)	Title	Title Date	Expiry Date
El Principe	18.0000	172217	Oct 27, 83	Oct 26, 33
La Reina	12.0369	172418	Dec 15, 83	Dec 14, 33
Klondike	15.5275	174794	Jun 14, 85	Jun 13, 35
El Rey de Oro	18.6164	175490	Jul 31, 85	Jul 30, 35
El Rey de Oro 2	18.4000	175511	Jul 31, 85	Jul 30, 35
Corona de Oro	10.0000	175671	Aug 06, 85	Aug 05, 35
Klondike 2	9.8487	175672	Aug 06, 85	Aug 05, 35
Pragedia	20.0000	186251	Mar 22, 90	Mar 21, 40
La Bartola	10.0000	187085	May 30, 90	May 29, 40
Fracc El Nuevo Tucabe	8.8492	208553	Nov 24, 98	Nov 23, 48
El Tucabe	38.4590	210794	Nov 26, 99	Nov 25, 49
El Sol	200.7300	210898	Jan 27, 00	Jan 26, 50
Argonauta	7.7061	212480	Oct 24, 00	Oct 23, 50
Argonauta	390.7005	213646	Jun 05, 01	Jun 04, 51
El Real de Oro Fracc I	497.3410	213718	Jun 12, 01	Jun 11, 51
El Real de Oro Fracc II	3.6784	213719	Jun 12, 01	Jun 11, 51
El Real de Oro Fracc III	4.1211	213720	Jun 12, 01	Jun 11, 51
El Real 1	125.8333	215243	Feb 14, 02	Feb 13, 52
El Real 2	487.6264	215244	Feb 14, 02	Feb 13, 52
El Tucabe 3	109.2250	215246	Feb 14, 02	Feb 13, 52
Gato 2	50.0000	215596	Mar 05, 02	Mar 04, 52
El Nuevo Tucabe	42.3052	216522	May 17, 02	May 16, 52
Gato	337.1108	221761	Mar 19, 04	Mar 18, 54
El Hipo Fracc I	45.8914	221763	Mar 19, 04	Mar 18, 54
El Hipo Fracc II	11.7569	221764	Mar 19, 04	Mar 18, 54
El Hipo Fracc III	31.4375	221765	Mar 19, 04	Mar 18, 54
San Francisco	98.9169	221919	Apr 14, 04	Apr 13, 54
El Hipo Fracc II	3.0941	221920	Apr 14, 04	Apr 13, 54
El Hipo Fracc I	123.1961	221921	Apr 14, 04	Apr 13, 54
Rey V	1,597.2124	224150	Apr 12, 05	Apr 11, 55
Tragedia 2	20.0000	226071	Nov 16, 05	Nov 15, 55
Argonauta 2 Fracc 1	4.9663	226859	Mar 14, 06	Mar 13, 56
Argonauta 2 Fracc 2	13.8788	226860	Mar 14, 06	Mar 13, 56
Argonauta 2 Fracc 3	141.8638	226861	Mar 14, 06	Mar 13, 56
Argonauta 3	81.0000	226862	Mar 14, 06	Mar 13, 56
Argonauta 4	2,127.0216	229005	Feb 27, 07	Feb 26, 57
Argonauta 5 Fracc 1	56,298.1556	236193	Mar 16, 07	Mar 15, 57
Argonauta 8	1,173.3752	238166	Aug 09, 11	Aug 08, 61

Concession	Area (hectares)	Title	Title Date	Expiry Date
Argonauta 9 F-1	338.2361	238167	Aug 09, 11	Aug 08, 61
Argonauta 9 F-2	66.6451	238168	Aug 09, 11	Aug 08, 61
Tucaba 2	1,398.6047	243253	Aug 29, 14	Aug 28, 64
Tucaba	99.0807	244214	Jun 30, 15	Jun 29, 65
Tucaba 1	3,174.2856	244258	Jul 14, 15	Jul 13, 65
Total	69,284.7343

MMM has all required permits to conduct work on the property. The tailings are considered pH neutral to alkaline and are not acid generating material. Rehabilitation of the tailings facility and the remainder of the mining areas on site at end of mine life are estimated to cost approximately US$15.2 million. The authors of the Mercedes Report are not aware of any other significant factors and risks that may affect access, title or the right or ability to perform work on the property.
Access
The Mercedes Mine is accessed using Highway 54 via Magdalena de Kino, located approximately 180 kilometres from both Tucson, Arizona, and Hermosillo, Mexico. From Magdalena de Kino, access is gained to the property using Highway 15 for 67 kilometres, passing through the village of Cucurpe, to the Rancho Los Pinos entrance. The Mercedes Mine can be reached via an improved gravel road approximately 10 kilometres from the ranch entrance.
History
Exploration and development work was conducted in at least two or three distinct periods. The Mercedes, Tucabe, Saucito, Anita, Klondike, Rey de Oro, Reina and Ponchena veins were the focus of exploration and development work on a limited to moderate scale during the late 19th century and early 20th century. However, according to the authors of the Mercedes Report, very little information is available on such work.
The Tucabe vein was mined in early 1900s. A cyanide mill was constructed on the site and the Tucabe vein was accessed through a series of tunnels and shafts, covering over 600 metres of strike and a vertical range of over 150 metres. The Mercedes vein was discovered in 1936. Anaconda Copper Company optioned the property in 1937 and spent two years exploring underground. The work included sinking a 50 metres shaft and excavating a series of tunnels and internal raises for sampling and reserve estimation. Little historical data is available for past mining activities at the Klondike mine. Anaconda files from the 1930s indicate that the Klondike Mine was mined around 1900, with the main stope being about approximately 120 metres by 80 metres in size.
In 1994, the Fomento Minero, an agency of the Mexican government, conducted surface and underground sampling of the Tucabe vein to evaluate potential for an open pit, heap leach operation. Minera Sierra Madre evaluated the property and drilled 800 metres of RC drilling to depths of 75 metres in 1996.
Sampling by Rio Sonora (Gerle Gold Ltd.) of the underground workings on the Saucito zone indicated that the mineralization was very erratic but several samples returned results of greater than 10 g/t Au. Rio Sonora drilled 10 shallow holes testing the area for near surface open pit potential. The holes returned low-grade values and in the vicinity of the workings drilling failed to equal the grade from the underground sampling.
The Mercedes and Klondike mine areas were first examined by Meridian’s predecessor, FMC Gold Company, in 1993 as part of a regional exploration program in Mexico. Meridian geologists completed surface and underground mapping and sampling in 2000. The surface evaluation identified 11 separate target areas. Five areas had historic mining activities and were the focus of the first phase of an RC drilling program.
RC drilling started in 2001, focusing on the Klondike and Mercedes zones. This program was successful, discovering a narrow, vein-hosted mineralized zone at Mercedes and significant mineralization was also encountered at Klondike.
In 2002, Meridian entered into a joint venture (the “Fishcher-Watt JV”) with Fischer-Watt Corporation (“Fischer-Watt”), to continue exploration at Mercedes. Fischer-Watt did limited metallurgical testing and developed a preliminary design for underground development on the Mercedes vein. The Fishcher-Watt JV was terminated in the fall of 2004 and the property was returned to Meridian.
The exploration program conducted in 2005 resulted in the discovery of the bonanza grade Corona de Oro shoot in the Mercedes vein. Drilling expanded in 2006, and 2007, focusing on the Mercedes, Klondike and Lupita veins.
In October 2007, Yamana took control over the property and subsequently carried out surface mapping, geochemical exploration, and drilling. An aggressive drilling and development program was completed to bring the Mercedes Mine to a feasibility study stage. Drilling from 2009 to end of 2015 focused on district exploration outside the Mercedes-Klondike systems, resulting in: (i) the discovery of the Barrancas vein zone; (ii) Diluvio zone at Lupita; and (iii) expansion of the Rey de Oro vein system.
The Mercedes Mine began production in 2011. For the year ended December 31, 2019, it produced 0.668 Mt grading 2.91 g/t Au and 26.18 g/t Ag and recovered 59,901 ounces of gold and 191,306 ounces of silver. The following table is a summary of historic production at the Mercedes Mine to December 31, 2019.

Year	Tonnes Mined (000)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Gold Ounces (000)	Silver Ounces (000)
2011	19.2	4.97	61.7	3.1	38.0
2012	513.7	6.27	81.7	103.6	1,349.9
2013	641.0	6.13	76.6	126.3	1,578.1
2014	648.6	5.40	61.2	112.6	1,276.4
2015	492.1	5.06	52.2	80.1	826.4
2016	663.9	4.86	55.9	103.7	1,193.2
2017	683.5	3.93	37.6	82.6	338.3
2018	665.5	3.34	35.34	68.7	309.2
2019	667.7	2.91	26.18	59.9	191.3
Total	4,995.2	4.63	46.6	740.6	7,100.8

Geology and Mineralization
Regional Geology
The geology of north-central Sonora displays a complex history of tectonic and magmatic activity. The oldest known rocks are folded and variably metamorphosed late Jurassic volcanic sedimentary rocks and lower Cretaceous calcareous sediments.
The sedimentary basement rocks are covered by thick and aerially extensive sequences of upper Cretaceous felsic volcanic rocks, which are in turn locally intruded and overlain by upper Cretaceous andesite flow and intrusive units. This entire rock package was then intruded by a series of granitic to granodioritic stocks and dikes. Continued volcanic activity through the Oligocene produced a bi-modal suite of flows and volcaniclastic units.
The Miocene was dominated by extension, erosion, and limited volcanic activity. Thick and regionally extensive sequences of polymictic conglomerate and arenite, which are locally intercalated with felsic volcanic units, fill extensional basins throughout north-central Sonora.
Local Geology
The geology of the Mercedes area is dominated by two northwest-trending arches, which have exposed older marine sediments and overlying interbedded volcaniclastic sediments and lithic to quartz crystal lithic tuff units. The arches are cut by numerous northwest-trending high angle structures. Some of these faults have been intruded by at least three stages of dikes and small stocks, ranging in composition from andesite to latite and rhyolite. Marginal to the northwest-trending arches, andesitic flows, and flow breccias (with local coeval andesite dikes) have been deposited and preserved in at least three west-northwest thickening basins. This andesite package, locally over 500 metres thick, and the contact zone with the underlying tuff host all known economic epithermal vein deposits in the district.
Mineralization and Deposit Type
Gold-silver mineralization on the Mercedes Mine property is hosted within epithermal low sulphidation (adularia-sericite) veins, stockwork, and breccia zones. Over 16.5 kilometres of veins have been identified within or marginal to the andesite-filled basins, which constitute the primary exploration target on the property. Major veins typically trend N30-70W at 60º to 90º dips following the major regional structural pattern. Veins typically dip at greater than 60º, but locally range as low as 25º. Post-mineral latite dikes fill some of the same northwest trending structures that host some of the veins, locally destroying mineralization as emplaced.
The mineralized zones display a combination of fissure vein, stockwork, and breccia morphologies that change rapidly on strike and dip. The zones range in width from less than one metre to composite vein/stockwork/breccia zones up to 15 metres wide. In the Diluvio zone, gold-silver bearing vein/stockwork zones locally attain thicknesses in excess of 100 metres. The length of individual veins varies from 100 metres to over three kilometres. Property-wide, gold-silver bearing veins occur over a vertical range of 700 metres (600 metres to 1,300 metres).
Mineralogical studies identified opaque minerals, including iron oxides, pyrite, gold, electrum, stibnite and rare pyrargyrite, within a gangue of substantial chalcedony, quartz and carbonate. Metallurgical studies have identified the presence of very small quantities of native gold, native silver, electrum, pyrargyrite, stibnite, galena, sphalerite and chalcopyrite in heavy mineral concentrates. Copper minerals such as malachite and chrysocolla are most common as fracture fillings in breccias at Klondike, although rare specks are also seen in the Mercedes and Lupita-Diluvio veins.
Exploration
Third party exploration efforts began with surface sampling in 1999. A total of 399 rock samples and 26 stream sediment samples were collected and a 60 square kilometres area was mapped. Mapping and sampling between 2005 and 2015 was subsequently extended to cover an area of approximately 235 square kilometres. Geochemical sampling focused on rock chip samples from outcropping veins along with samples from the historic mine workings. The abundance of outcrop in the property area, combined with limited vegetation, allow this sampling method to define general grades within veins. A total of 3,824 surface rock samples, 129 soil samples and 156 stream sediment samples have been collected for geochemical analyses through 2015.
Surface mapping identified three major basins filled with andesitic volcanic rocks on the Mercedes Mine property. Mapping also identified areas in which significant extensions of andesite basins may be covered by shallow post-mineral deposits. The mapping also identified over 16.5 kilometres of low sulphidation epithermal veins in the Mercedes Mine area.
2019 Results and 2020 Outlook
During the year ended December 31, 2019 the exploration program focused on the expansion of high-grade, near-infrastructure targets that may be upgraded to mineral resources and mineral reserves while also supporting the development of new deposits to increase mining flexibility and productivity. Toward this end, 259 greenfield, brownfield and definition drill holes representing 40,840 metres were drilled. The highlights of this exploration campaign include:
•Definition and initial mineral reserves of the Marianitas ore shoot located at the Marianas target.
•Discovery and initial mineral reserves and resources at the Lupita Extension target area.
•Discovery and initial inferred mineral resources at San Martin.
•Initial encouraging exploration results at the Neo target area.
In 2020, the Mercedes Mine will continue to focus on improving grade predictability while also reducing dilution and overall costs. Developing new deposits to increase flexibility and productivity remains a key priority. The Corporation plans to continue to develop underground access of zones to allow for increased production flexibility from all zones, including advancing development into the Lupita extension zone. Development of the Lupita extension zone is currently underway and drilling in 2019 focused on upgrading mineralization to year-end resources. The Corporation also intends to complete the expansion of the tailings facility to allow for the increased storage capacity required to sustain operations for the current life of the mine. In addition, the Corporation plans to focus on definition work to increase confidence in short-term mining grade and improve the short to medium mining plans.
Drilling
As of the end of December 2019, a total of 40,840 metres in 259 core holes were completed on the Mercedes Mine property. Mineralized zones at Mercedes, Marianas, San Martin, Lupita Extension and Rey de Oro were drilled. A summary of the drilling activities is provided below.

Year	RC Holes	RC Metres	Core Holes	Core Metres	Total Holes	Total Metres
2000-01 .......................	55	10,867.93	0	—	55	10,867.93
2002-04 .......................	0	—			0	—
2005 ............................	9	2,257.00	6	990.15	15	3,247.15
2006 ............................	64	5,693.65	11	3,063.50	75	8,757.15
2007 ............................	0	—	161	43,362.53	161	43,362.53
2008 ............................	4	806.17	318	82,805.35	322	83,611.52
2009 ............................	0	—	98	32,855.51	98	32,855.51
2010 ............................	0	—	151	45,805.35	151	45,805.35
2011 ............................	0	—	114	43,325.41	114	43,325.41
2012 ............................	0	—	149	37,902.88	149	37,902.88
2013 ............................	0	—	61	18,655.85	61	18,655.85
2014 ............................	0	—	199	49,705.54	199	49,705.54
2015 ............................	0	—	226	41,199.73	226	41,199.73
2016 ............................	0	—	135	27,442.77	135	27,442.77
2017 ............................	0	—	350	45,675.60	350	45,675.60
2018 ............................	0	—	280	40,720.00	280	40,720.00
2019 ............................	0	—	259	40,840.00	259	40,840.00

Total.............................	132	19,624.75	1,979	554,349.00	2,300	573,973.75
Sample Preparation and Analysis
Almost all 2000 to 2017 assaying was done at ALS Chemex (“ALS”) laboratories (ISO 17025:2017 certified) (and predecessors the Bondar-Clegg and Chemex in Vancouver, British Columbia). Due to extreme sample volumes, some sample preparation in 2011 was done by Chemex at preparation facilities in Chihuahua, Zacatecas and Guadalajara, Mexico. Sample preparation is currently completed at the ALS preparation laboratory in Hermosillo, Mexico.
At the laboratory, the sample is logged in the tracking system, weighed, dried and finely crushed to better than 70% passing a 2 m screen. A split of up to 250 grams is taken and pulverized to better than 85% passing a 200- mesh screen.
Bondar-Clegg assayed for gold utilizing 30 grams fire assay FA/AA finish. Silver was determined with AA using a single acid dilution. Any gold assays over 10.0 g/t Au were rerun with fire assay and any silver values over 50 g/t Ag were run a second time utilizing additional dilutions. The Bondar-Clegg fire assay procedure contained the following steps: a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven. 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 10 mL with de-mineralized water and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Throughout 2005 and 2017, gold and silver analyses were conducted using a 30- or 50-grams fire assay, gravimetric finish method. Most 2005 to 2013 assaying was done using a gravimetric method at ALS in Vancouver, British Columbia, Canada. Since 2013, gold analyses were done using a FA-AA finish, with all samples over 5.0 g/t re-analyzed by the FA-gravimetric finish method. Due to high sample volume, a small percentage of the 2007 samples were analyzed in the ALS laboratory in Guadalajara, Mexico. The gravimetric procedure was completed as follows: a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.
When visible gold was noted, samples were sometimes analyzed, or re-assayed by metallic screen methods. The screen metallic procedure was completed as follows. The sample pulp (1,000 g) is passed through a 100 μm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+) 100 μm is retained and analyzed in its entirety by FA with a gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-) 100 μm fraction is homogenized and two sub-samples are analyzed by FA with an AA finish (Au-AA25 and Au-AA25D). The average of the two AA results is taken and reported as the Au (-) fraction result. All three values are used in calculating the combined gold content of the plus and minus fractions. The gold values for both the (+) 100 μm and (-) 100 μm fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.
Mine Production Sample Preparation and Analysis
Channel samples from development headings and underground infill drilling are processed at the mine laboratory. For gold assays, samples are analyzed by FA with an AA finish and, if the results are greater than 5.0 g/t Au, the samples are re-analyzed by FA and gravimetric finish, with both procedures using a 30 grams pulp sample. For silver analysis, samples are assayed by FA with a gravimetric finish using 30 grams pulp sample, however, since September 2015, silver analysis has been done with a total digestion using four acids.
Exploration Quality Assurance/Quality Control
I.2008 to 2018 Core Drilling Program
In these programs, a systematic QC procedure was previously implemented by Yamana and continued by Premier which included the insertion of standards, steriles, and blanks in a logical order, as well as the insertion of duplicates and the regular use of check pulps (every 30-40 samples) in every sample sequence. A QC failure occurs when any of the following cases is encountered: (i) a standard greater than three standard deviations (“3SD”) from the mean; (ii) two adjacent standards which are greater than two standard deviations (“2SD”) from the mean, on the same side of the mean (bias); or (iii) a blank or sterile sample that is greater than the warning limit (i.e. five times the detection limit for the gravimetric method). According to the authors of the Mercedes Report, this rule is even more of a concern if an adjacent standard also fails.
II.Sterile Samples
Sterile material used to monitor contamination during sample preparation was a vitrophyre rock that can be found on the property.

In the 2012 drilling program, a total 335 steriles were inserted with laboratory orders this period. All samples fell within the acceptable range. In the 2013 drilling program, a total 123 steriles were inserted with laboratory orders this period. All samples fell within the acceptable range. For the drilling programs in 2014, 2015 and up to July 2016, a total of 338 sterile samples were inserted with laboratory orders. Only one sample was returned out of the acceptable range for gold. Overall, the Mercedes Report authors consider the results of the sterile analyses acceptable in terms of control of contamination in the analytical procedure.
III.Blank Samples
In order to monitor the contamination that might occur during the analytical procedure, blank pulps were inserted in the sampling sequence, at the end of the mineralized zone, and following the sterile and a high-grade standard. The blank pulps are certified reference material from CDN Resource which come in paper bags of approximately 100 grams each.
In 2012, a total of 291 blank samples were inserted with laboratory orders (using CDN Lab material standard CDN-GS-BL9). Only five samples were over the 0.005 g/t Au limit and none approached the 0.03 g/t Au warning limit. In 2013, a total of 111 blank samples were inserted with laboratory orders (using CDN Lab material standard CDN-GS-BL9). Only one sample was over the 0.03 g/t Au warning limit but it was not near any vein or zone of interest. For the drilling programs in 2014, 2015 and up to July 2016, a total of 505 blank samples were inserted with laboratory orders using blank material MX_BL_9 and MX_BL_10. No gold assays and only four silver assays were returned out of the acceptable range. Overall, the authors of the Mercedes Report consider the blank results acceptable in terms of control of contamination in the analytical procedure.
IV.Standard Samples
In 2010, four different standards were professionally prepared by CDN Resource from core rejects collected at the Mercedes Mine site, including MER-HG (high grade), MER-MG (medium grade), MER-LG (low grade) and MER-CG (cut-off grade). The average of Chemex assays for the four standards in subsequent assays has been statistically very close to the mean established by CDN during the round-robin laboratory testing. A small proportion of the MER-HG standard has reported below the 3SD limit suggesting that there may have been some slight non-homogeneity in the MER-HG standard prep. These standards were used exclusively during the drilling programs in 2010-2013. In 2012, a total of 375 standard samples were submitted with laboratory orders. According to the authors of the Mercedes Report, only one sample assayed above the accepted range and seven standards from different categories assayed below the accepted range. Those were not considered as a fail but a warning and ALS was informed that some of the Mercedes Report authors’ control samples were falling outside the Mercedes Report authors’ accepted ranges. According to the authors of the Mercedes Report, MER-CG and MER-MG behaved very well in the period; MER-LG had two biases one above and one below, while MER-HG had five standards below the 3SD from different batches, those are not considered a fail but bias on the analysis, ALS was informed of those biases. In 2013, a total of 137 standard samples were submitted with laboratory orders. No samples assayed above the accepted range (>3SD) and a total of nine standards (7%) from the four combined standards assayed between 2SD and 3SD. For the drilling programs in 2014, 2015 and up to July 2016, a total of 706 standard samples were inserted with laboratory orders mainly using certified reference materials. A total of eight gold assays and 14 silver assays were above the accepted range (>3SD) and a total of 32 gold assays and 43 silver assays from the combined standards assayed between 2SD and 3SD. Each failure of a standard was investigated and the standard and adjacent samples were analyzed again where necessary, according to Yamana protocols.
Overall, the Mercedes Report authors consider the results of the standard samples acceptable in terms of monitoring the accuracy of the analytical procedure.
V.Field Duplicates
In order to monitor the variability of the grades obtained by ALS, the systematic use of field duplicates were implemented at the beginning of the 2008 program. These duplicates are splits of drill core that are inserted approximately every 30 samples and are taken randomly from outside the vein. They are treated as normal samples and are consecutively numbered with respect to the original core split.
In 2012, a total of 274 duplicate samples from 149 drill holes from Diluvio, Marianas and Rey de Oro areas were analyzed by Chemex, generally from low grade zones peripheral to veins. Duplicates are inserted every 30 samples in the sampling sequence from material outside the main vein zones in order to preserve the second half of core. Precision graphs were made using all 274 duplicates (cumulative data), in total in order to achieve more precision. The correlation between the original samples and duplicates is fair, showing an R2 value of 0.5714. Considering the variability of the mineralization, the overall 2012 data is considered acceptable for monitoring precision of grades. In 2013, a total of 89 duplicate samples from 61 drill holes were analyzed by Chemex; generally from low grade zones peripheral to veins. Duplicates were inserted every 40 samples in the sampling sequence from material outside the main vein zones in order to preserve the second half of core. The correlation between the original samples and duplicates is very good, showing an R2 value of 0.8956.
For the drilling programs in 2014, 2015 and up to July 2016, a total of 406 duplicate samples were analyzed by Chemex. Thompson Howarth plots showed significant variability at gold grades less than 2.0 g/t Au and less variability above that grade. Only six of these samples however, returned gold assays above 2.0 g/t Au. According to the authors of the Mercedes Report, more field duplicate samples with grades above the cut-off grade should be collected, or this practice discontinued.
VI.Pulp Duplicates
In May 2008, a system for pulp-checking was implemented at the Mercedes Mine. Every lab order that was submitted to ALS included a request for at least one sub-sample of pulp to be sent to Acme with the purpose of checking the reproducibility of the analysis. These check pulps were selected at random, approximately every 30 to 40 samples, by the person who makes the sample shipment. Up to November 2008, a total of 143 check assays were received. According to the authors of the Mercedes Report, the correlation between originals and checks is good at 98%. No pulp samples were sent to a secondary laboratory for analysis in 2011 to 2013. A total of 1,032 pulps were sent to Acme to check the reproducibility of the original assays. Standards and blanks were added to this sample stream. According to the authors of the Mercedes Report, results were excellent with a slight negative bias for high grade silver analyses in the ALS Chemex data.
A total of 879 pulps were sent to Bureau Veritas Commodities Canada Ltd. (“Bureau Veritas”) in Vancouver to check the reproducibility of the original assays in 2017. Standards and blanks were added to this sample stream. According to the authors of the Mercedes Report, results were excellent with a slight negative bias for high grade silver analyses in the Bureau Veritas data.
Mine Quality Assurance/Quality Control

During 2013, a total of 424 gold standard samples were inserted with laboratory orders mainly using ten different certified reference materials with grades from 0.89 g/t Ag to 156.8 g/t Ag. A total of 87 gold assays (20.5%) were above the accepted range (>3SD) and a total of 22 gold assays (12.3%) from the combined standards assayed between 2SD and 3SD. As a result of the re-analyses, the percent failure greater than three standard deviations decreased to 8.96%. During 2013, a total of 250 silver standard samples were inserted with laboratory orders mainly using seven different certified reference materials with grades from 0.62 g/t Au to 30.8 g/t Au. A total of 76 silver assays (30.4%) were above the accepted range (>3SD) and a total of 35 silver assays (14.0%) from the combined standards assayed between 2SD and 3SD. According to the authors of the Mercedes Report, as a result of the re-analyses, the percent failure greater than three standard deviations decreased to 8.40%.
2014 to 2017 QA/QC Results
I.Sterile Samples
Sterile material used to monitor contamination during sample preparation was a vitrophyre rock that can be found on the property. In the 2014, a total of 285 steriles were inserted in lab orders. Eleven (3.9%) of these were over the limit and were considered failures.
In 2015, a total of 442 steriles were inserted into the sample stream. There were thirteen analyses (2.9%) over the gold warning limit. In the 2016, a total of 382 steriles were inserted in lab orders. Twenty-five (6.5%) were over the 0.03 g/t Au warning limit. In the 2017, a total of 386 steriles were inserted in lab orders. Ten (2.6%) of these were over the limit and were considered failures.
II.Blank Samples
In order to monitor the contamination that might occur during the analytical procedure, blank pulps were inserted in the sampling sequence, at the end of the mineralized zone, and following the sterile and a high-grade standard. The blank pulps are certified reference material from CDN Resource which come in paper bags of approximately 100 grams each.
In 2014, a total of 274 blank pulps were sent for analysis and 11 (4.0%) gold analyses exceeded the limit. In 2015, a total of 457 blank samples were inserted. Twenty-two samples exceeded the 0.3 g/t Au warning limit. In 2016 a total of 381 blank samples were inserted with laboratory orders. Only six of these (1.6%) gold analyses were over the gold warning limit. In 2017 a total of 396 blank samples were inserted with laboratory orders. Eleven of these (2.8%) gold analyses were over the gold warning limit.
III.Standard Samples
The following tables show the results of the analyses of the gold and silver certified reference materials in 2014. When a standard analysis exceeds the three standard deviation limit, reanalysis is requested for the standard and two samples on each side of it in the batch.

Gold (2014)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDM-FCM-7	0.89	64	8	12.50	6	9.38
CND-ME-16	1.48	77	2	2.60	4	5.19
CND-ME-19	0.62	46	1	2.17	3	6.52
CDN-GS-5H	3.88	36	2	5.56	2	5.56
CDN-ME-1204	0.97	97	5	5.15	22	22.68
CDN-ME-1205	2.20	21	3	14.29	1	4.76
CDN-ME-1303	0.92	51	7	13.73	4	7.84
CDN-ME-1304	1.80	54	3	5.56	9	16.67
CDN-GS-5P	4.80	19	1	5.26	1	5.26
CDN-GS-14A	14.90	8	2	25.00	0	0.00
CDN-GS-10D	9.50	10	1	10.00	2	20.00
CDN-GS-12A	12.31	81	5	6.17	3	3.70
CDN-GS-6A	5.79	17	2	11.76	1	5.88
Total		581	42	7.23	58	9.98

Silver (2014)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDM-FCM-7	64.7	64	6	9.38	11	17.19
CND-ME-16	30.8	77	8	13.39	6	7.79
CND-ME-19	103.0	46	2	4.35	2	4.35
CDN-GS-5H	50.4	36	3	8.33	2	5.56
CDN-ME-1204	58.0	97	6	6.19	3	3.09
CDN-ME-1205	25.6	21	1	4.76	14	66.67
CDN-ME-1303	152.0	51	6	11.76	2	3.92
CDN-ME-1304	34.0	54	6	11.11	7	12.96
CDN-GS-5P	119.0	19	1	5.26	6	31.58
Total		465	39	14.00	53	11.40
The Mercedes Report authors note that while the error rate is still problematic, further investigation revealed that the results show no bias, and the Mercedes Report authors consider that the mine assays are acceptable for use in Mineral Resource estimation.
The following tables show the results of the analyses of the gold and silver certified reference materials in 2015.

Gold (2015)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDM-FCM-7	0.89	43	7	16.28	8	18.60
CDN-ME-1205	2.20	74	4	5.41	7	9.46
CDN-ME-1303	0.92	47	2	4.26	3	6.38
CDN-ME-1304	1.80	91	5	5.49	14	15.38
CDN-GS-1Q	1.24	198	14	7.07	8	4.04
CDN-ME-1312	1.27	114	2	1.75	5	4.39
CDN-ME-1402	13.90	33	2	6.06	3	9.09
CDN-GS-14A	14.90	86	13	15.12	9	10.47
CDN-GS-10D	9.50	85	8	9.41	13	15.29
CDN-GS-7F	6.90	112	8	7.14	12	10.71
Total		883	65	7.36	82	9.29
The Mercedes Report authors note that while the error rate is still problematic, further investigation reveals that the results show no bias, and the Mercedes Report authors consider that the mine assays are acceptable for use in Mineral Resource estimation.

Silver (2015)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDN-FCM-7	64.7	43	0	13.95	17	39.53
CDN-ME-1205	25.6	74	14	18.82	41	55.41
CDN-ME-1303	152.0	47	0	0.00	5	110.64
CDN-ME-1304	34.0	91	7	7.69	21	23.08
CDN-GS-1Q	40.7	198	30	15.15	85	42.93
CDN-ME-1312	22.3	114	11	9.65	16	14.04
CDN-ME-1402	131.0	33	0	0.00	2	6.06
Total		600	68	11.33	187	31.17
According to the authors of the Mercedes Report, inaccuracies arise due to the encapsulated nature of the silver-bearing minerals and, at times, the incomplete digestion of the samples during analysis. The Mercedes Report authors note that while the error rate remained problematic, performance improved following the switch in analytical methods in 2015. Rates declined to 8.06% for failures between two and three standard deviations and declined to 6.99% for failures greater than three standard deviations for the 186 samples analyzed. Further investigation reveals that the results show no bias and the Mercedes Report authors state that the mine assays are acceptable for use in a resource estimation.
The following tables show the results of the analyses of the gold and silver certified reference materials in 2016.

Gold (2016)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDN-ME-1403	0.95	143	3	2.10	14	9.79
CDN-ME-1304	1.80	152	3	1.97	7	4.61
CDN-ME-1312	1.27	122	2	1.64	1	0.82
CDN-ME-1402	13.90	153	6	3.92	12	7.84
CDN-GS-7F	6.90	175	12	6.86	15	8.57
Total		745	26	3.49	49	6.58
The Mercedes Report authors note that the error rate has improved and the Mercedes Report authors state that the mine gold assays are acceptable for use in resource estimation.

Silver (2016)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDN-ME-1403	53.9	143	1	0.70	5	3.50
CDN-ME-1304	34.0	152	2	1.32	4	2.63
CDN-ME-1312	22.3	122	4	3.28	3	2.46
CDN-ME-1402	131.0	153	3	1.96	10	6.54
Total		570	10	1.75	22	3.86
The Mercedes Report authors state that the mine silver assays are acceptable for use in resource estimation.
The following tables show the results of the analyses of the gold and silver certified reference materials in 2017.

Gold (2017)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDN-ME-1403	0.95	54	1	1.85	2	3.70
CDN-ME-1204	0.98	190	27	14.2	21	11.1
CDN-ME-1312	1.27	52	0	0	2	1.32
CDN-ME-1402	13.90	79	6	7.59	10	12.7
CDN-ME-1501	1.38	106	3	2.83	9	8.49
CDN-GS-3M	3.10	54	1	1.85	0	0
CDN-GS-7G	7.15	127	18	14.2	19	15.0
Total		762	56	7.35	63	8.27

The Mercedes Report authors state that the mine gold assays are acceptable for use in resource estimation.

Silver (2017)
			Range
	Grade		Out of Range		Out of Range
Standard	(g/t Au)	Number	(2SD to 3SD)%		(>3SD)%
CDN-ME-1403	53.9	54	0	0	1	1.85
CDN-ME-1204	58.0	190	5	2.63	3	1.58
CDN-ME-1312	22.3	152	5	3.29	3	1.97
CDN-ME-1402	131.0	79	2	2.53	4	5.06
CDN-ME-1501	34.6	106	4	3.77	5	4.72
CDN-GS-3M	95.4	54	1	1.85	0	0
Total		635	17	2.68	16	2.52

The Mercedes Report authors state that the mine silver assays are acceptable for use in resource estimation.
IV.Field Duplicates
For the drilling programs in 2014, 2015 and 2016 a total of 2,206 duplicate samples were analyzed by the mine laboratory. Thompson Howarth plots showed significant variability at levels of gold and silver grades. This is probably due to the presence of erratically distributed coarse gold.
For the drilling program in 2017, a total of 708 duplicate samples were analyzed by the mine laboratory. Analytical and preparation duplicates taken by the laboratory show good precision, however, due to the presence of coarse gold, field duplicates only showed fair precision in almost all concentrations for the two monitored elements. The authors of the Mercedes Report recommend that more field duplicate samples with grades above the cut-off grade be collected or this practice be discontinued.
V.Pulp Duplicates
No pulp samples were sent to a secondary laboratory for analysis from the mine laboratory in 2014 to 2017.
Security of Samples
I.Reverse Circulation Drilling
A geologic determination is made at the drill rig regarding which samples were to be assayed. This included any intervals with veining or strong silicification and included several unmineralized samples on either side of the vein zone. Samples to be shipped were placed in grain sacks, and the tops tied with plastic ties or duct tape. Samples are transported to the Mercedes Mine camp area by MMM personnel. Samples were collected on-site approximately once per week by drivers from ALS, who come from the Hermosillo preparation facility. Samples are prepared in Hermosillo and shipped to Vancouver for analysis. Check samples and duplicate samples are collected daily and stored at the Mercedes Mine camp. Check samples are periodically shipped when sample quantity justified it.
II.Core Samples
All core drilled between 2005 and 2017 was logged directly at the Mercedes Mine camp. Samples were placed in plastic bags and sealed with bag ties. Batches of samples were then placed in grain sacks and sealed with bag ties or duct tape. Grain sacks were stored in a locked warehouse facility on site. Samples were collected on-site approximately once per week by drivers from ALS Chemex, who came from the Hermosillo preparation facility. According to the authors of the Mercedes Report, although there have been some problems with sample preparation and analysis, MMM personnel have monitored the results and have taken appropriate corrective measures as deemed necessary.
In the Mercedes Report authors’ opinion, sampling, sample preparation, analysis, and security procedures at the Mercedes Mine meet industry standards and the resulting data are acceptable for use in Mineral Resource estimation.
In the Mercedes Report authors’ opinion, the QA/QC program as designed and implemented is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.
Data Verification
Since October 2008, assays have been received electronically from ALS. Upon passing QA/QC protocols, the results are downloaded directly into the Mercedes Century Systems database. The Mercedes Report authors reviewed reports containing control charts and detailing the results of the assay standards and blanks for the drill core. According to the authors of the Mercedes Report, the Mercedes Mine procedures appear to identify assay failures when blanks and/or standards failed to pass set criteria.
Drill hole data was viewed both on screen and on paper cross sections to verify that down-hole survey data had been entered into the database with correct coordinates.
In 2013, part of the resource database and several drill logs were reviewed by the Mercedes Report authors for accuracy of assay transcription from the assay certificates. Approximately 1,400 assays from drill holes in the database were compared to the original assay certificates, with no errors noted. No extreme length samples or excessive assay values were found. Visual validation of drill hole positions and comparison of in-hole survey and collar surveys with original logs and survey documents revealed no errors. The standard validations for overlapping samples also returned no errors.
In 2016, the Mercedes Report authors compared approximately 6,200 of 21,600 assay certificate values from 2014 and 2015 exploration with the resource database. Of the 6,200 matches, only 40 assays differed from the certificates more than 0.1 g/t Au, with only 11 assays differing more than 0.5 g/t Au, with the largest discrepancy at 0.58 g/t Au. Only two silver assays differed from the certificates by more than 10 g/t Ag, with the largest discrepancy at 22 g/t Ag. These discrepancies may at least in part be accounted for by re-assays for various reasons.
In 2017, the Mercedes Report authors compared approximately 21,800 assay certificates from the exploration and mine laboratories with the resource database.

Drill logs for four holes were compared to the core stored at site in 2013, three holes were reviewed in 2016 and two holes were reviewed in 2017. It was determined by the authors of the Mercedes Report that the logging and sampling were completed to industry standards.
Based on Mercedes Report authors’ review of the database and primary records, plus discussions with the personnel at the Mercedes Mine, the Mercedes Report authors are of the opinion that database verification procedures for the Mercedes Mine comply with industry standards and are adequate for the purposes of Mineral Resource estimation.
Mineral Processing and Metallurgical Testing
Metallurgical testing for the Mercedes Mine operation was undertaken by McClelland, in Sparks, Nevada, with five phases of test work from February 2007 to November 2010. The Mercedes Mine plant has been constructed and attained commercial production as of February 1, 2012 and was in operation at the time of the site visit.
Metallurgical Testing
Phase I testing was commissioned by Meridian in February 2007. Testing included scoping level evaluation of cyanidation, gravity concentration and flotation processing on three RC drill (coarse assay reject) composites. A total of 23.4 metres of sample from six drill holes was used in the three composites. This preliminary testing showed that the Mercedes Mine medium and high-grade ore types are amenable to milling cyanidation at a 75 µm feed size, with average recoveries of 95% for gold, but only 25% for silver.
Phase II testing was commissioned by Meridian in December 2007. The program included ore variability (cyanidation) testing, detailed process optimization testing (milling/cyanidation and gravity concentration) and detailed comminution testing. Composites for the Phase II testing represented multiple grade ranges and rock types from the Mercedes, Klondike and Corona de Oro zones.
Results from Phase II testing confirmed incremental improvement in silver recovery obtained by finer grinding, and indicated no significant benefit to increasing solution cyanide concentration above approximately 1.5 grams NaCN/L.
Phase III testing was commissioned by Yamana in October 2008, and included a process simulation test, cyanide neutralization testing, detailed liquid/solid separation testing and scoping level tests for evaluation of novel processing alternatives for improving silver recoveries.
Phase IV testing was commissioned by Yamana in June 2009, and included comminution and gravity recoverable gold testing and process simulation testing for generation of leach slurry for liquid/solid separation testing, and detailed evaluation of tailings neutralization and environmental characterization. Phase IV testing was conducted on four bulk ore samples and one bulk ore composite.
In 2017, mining commenced in a new area, Diluvio, which accounts for approximately 40% of the feed to the processing plant in the LOM plan. Three samples from Diluvio were tested in July 2017. The table below summarizes the results of the Diluvio testing program:

Lupita is another new area which started production in 2017. It accounts for approximately 27% of the feed to the processing plant in the LOM plan. The table below summarizes the results from the Lupita metallurgical testing that was conducted in November - December 2018:

Current Metallurgical Testwork
The metallurgical department at the Mercedes Mine conducts on-going test work to ensure that the plant is performing optimally, to improve efficiency and recovery and to reduce costs. It has re-leached tailings from the operating plant, evaluated zinc suppliers, conducted tests on cyanide detoxification, evaluated pre-coating and body feed for diatomaceous earth.
Plant Operating Data
Recovery estimates at the Mercedes Mine are currently based on recent recovery achieved in the processing plant. According to the authors of the Mercedes Report, prior to adding the 2017 data, there appeared to be a slight correlation between gold feed grade and recovery. When the improved recovery for 2017 is added to the data set, there is no correlation. According to the authors of the Mercedes Report, there is an inverse correlation between silver feed grade silver recovery, which is not normally anticipated.
Mineral Resource Estimate
The Mercedes Mine mineral resource estimates reported as at December 31, 2018, excluding the mineral resources which have been converted to mineral reserves, are listed in the table below. Mineral resources are subject to reduction due to mining depletion. See “2019 Production”.

(1) Mineral resources are estimated at a cut-off grade of 2.0 g/t gold equivalent (“AuEq”).
Mineral resources are estimated using an average gold price of US$1,400 per ounce and an average silver price of US$19.25 per ounce. No minimum mining width was used.
Mineral resources are exclusive of mineral reserves. Numbers may not sum due to rounding.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Premier is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the mineral resource estimate.
Mineral Reserve Estimate
The Mercedes Mine mineral reserve estimates reported as at December 31, 2018, which are summarized below, at the Mercedes Mine operations consist of underground mineral reserves.
The underground mineral reserves are being exploited in five separate underground mines and the ore is being processed for the recovery of gold and silver. See “Mining Operations” below.

(1)Mineral reserves are estimated at a cut-off grade of 2.0 g/t Au at Diluvio and 2.5 g/t AuEq at all other areas.
(2)Mineral reserves are estimated using an average gold price of US$1,200 per ounce and a silver price of US$16.50 per ounce.
(3)A mining width of 4.0 m was used.
(4)Numbers may not sum due to rounding.
Premier is not aware of any mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the mineral reserve estimate. Mineral reserves are subject to reduction due to mining depletion. See “2019 Production”.
Mining Operations
The Mercedes Mine operation consists of mining in seven zones in five underground mines, all of which are being developed or are in the production planning stage. The five underground mine areas are:
1.the Aida mine area;
2.the Marianas-Barrancas-Lagunas mine area, composed of the Marianas, Lagunas, Barrancas Centro and Barrancas Norte;
3.the Diluvio mine area;
4.the Lupita mine area;
5.the Rey de Oro mine area.
Production will come from Aida, Marianas-Barrancas-Lagunas, Lupita, Diluvio and Rey de Oro. Access to all of the mines is by way of declines. The Rey de Oro area is contiguous with and immediately south of the mined-out Klondike deposit and will be mined primarily using the overhand mechanized cut and fill method and some of the infrastructure from this older mine area.

Geotechnical characterization of the deposit(s) and surrounding rock mass has been carried out using available drill hole data, laboratory testing data, geological models, underground mapping and experience excavating in the area for the past eight years. Geotechnical models of the Aida, Marianas-Barrancas-Lagunas, Rey de Oro, Diluvio and Lupita mines were developed based on these characterization studies. Observations of ground performance in the underground ramp and vein crosscuts have been used to confirm and revise the geotechnical model where appropriate.
Recovery Methods
The nominal plant capacity is approximately 2,000 metric tonnes per day. The plant consists of:

•Three stage crushing;
•Single stage grinding and classification with cyclones;
•Gravity concentration;
•Agitated cyanide leaching;
•Counter-current-decantation (“CCD”) thickener wash circuit;
•Merrill-Crowe precious metal recovery circuit;
•Cyanide detoxification of tailings;
•Refinery.
Crushing
ROM stockpiles ahead of the crusher are used to blend different grades of ore. ROM ore is transported to the crusher dump hopper. From the dump hopper the ore discharges onto a vibrating grizzly feeder that feeds the ore into the jaw crusher. The jaw crusher product discharges onto the crusher discharge belt feeder and onto a transfer conveyor that transports the crushed ore to the coarse ore bin. A hydraulic rock breaker mounted on a mobile backhoe is used at the crusher dump pocket to break oversize ROM ore. A reclaim feeder transfers crushed ore from the coarse ore bin to the reclaim conveyor. The reclaim conveyer transports the primary crushed ore to the secondary screen. Secondary screen undersize material (final product) discharges to the screen undersize conveyor which transports it to the fine ore bin. Oversize material from the secondary screen is crushed in the secondary crusher. The discharge from the secondary crusher is routed to the tertiary screen.
Oversize material from the tertiary screen discharges into the tertiary crusher surge bin. Tertiary screen undersize (final product) discharges onto the screen undersize collection conveyor. Undersize material from the secondary and tertiary screens is combined and conveyed to the fine ore bin. The fine ore bin is a 2,000 tonne live and 5,000 tonne total capacity bin measuring 16 metre diameter and 16 metres high. Ore is withdrawn from the bin by two 1.22 metre wide fine ore bin reclaim belt feeders.
Grinding and Classification
The grinding circuit reduces the crushed ore from a particle size distribution of 80% passing (P80) 12.5 millimetres (1/2 in.) to P80 45 µm. A single ball mill measuring 5.03 metres in diameter and 8.84 metres long, powered by a 3,430 kW motor is operated in closed circuit with hydrocyclones. The reclaim belt feeders from the fine ore bin discharge crushed ore to the ball mill feed. The ball mill discharges to the cyclone feed sump. Slurry is pumped from the sump using variable speed horizontal centrifugal slurry pumps to five operating 254 millimetres (ten inch) hydrocyclones. A portion of the cyclone underflow flows by gravity to the gravity concentration circuit. The remainder of the slurry from the cyclone underflow is combined with the tailings from the gravity concentration circuit and returned to the ball mill for further grinding. Overflow from the cyclones is the final product from the grinding circuit. The slurry flows by gravity to the pre-leach thickener. Pebble lime is added to the ball mill feed conveyor to adjust pH of the slurry. Sodium cyanide solution is added into the cyclone feed sump.
Gravity Concentration
Approximately 25% of the hydrocyclone underflow is directed to a 762 millimetres diameter bowl style gravity concentrator. Tailings from the gravity concentrator is returned to the ball mill circuit. Gravity concentrate flows by gravity to a magnetic separator and shaking table circuit. Nonmagnetic concentrate material is further upgraded on a shaking table. Middlings from the shaking table are recirculated to the table feed while the tailings are pumped back to the ball mill circuit. The table concentrate is dried in an electric oven prior to smelting. The concentrate is direct smelted to produce a final doré product.
Pre-Leach Thickener
Flocculant and dilution water are added to a 16.4 metre diameter high rate thickener feed to aid in settling the solids and, in turn, establishing the liquid/solids separation process. Overflow from the pre-leach thickener is pumped into the clarification circuit. Underflow from the pre-leach thickener is pumped into the leach circuit at a slurry density of approximately 50% solids by weight.
Leach Circuit and Counter Current Decantation
The leach circuit consists of a series of four 9.3 metre diameter by 9.9 metre high agitated tanks. Each tank has a working volume of 581 m3. The slurry is leached in cyanide solution to extract gold and silver from the ore. The four leach tanks provide approximately 24 hours of retention time at 50% solids. Cyanide solution may be added to the first, third, or fourth tanks. Low pressure air is piped to all tanks. Slurry advances by gravity from leach tank to leach tank, starting at leach tank one and exiting leach tank four.
After leaching, the slurry continues to flow by gravity and reports to a series of four high capacity 16.4 metre diameter CCD thickeners for washing of the leach tailings to remove soluble gold and silver. CCD thickener underflow slurry is advanced by pumping from thickener to thickener, starting in CCD number one and exiting the last CCD thickener. From CCD number one, the overflow solution is pumped into the Merrill-Crowe circuit.
Cyanide Recovery Thickener
Underflow from the last stage of CCD reports to a high capacity, 16.4 metre diameter cyanide recovery thickener. Flocculant and dilution water are added to the thickener feed to aid in settling. The withdrawal rate of settled solids is controlled by a variable speed, thickener underflow pump to maintain either thickener underflow density or thickener solids loading. The thickener underflow pump sends the cyanide recovery slurry to the detoxification circuit, while overflow from the cyanide recovery thickener is pumped back into the CCD circuit as wash water.

Tailings Detoxification
In the tailings detoxification circuit, weak acid dissociable residual cyanide is oxidized to the relatively non-toxic form of cyanate by the sulphur dioxide-air process using sodium metabisulphite and air. Copper sulphate is added as a catalyst for the reaction. Milk of lime is also added to maintain a slurry pH in the range of 8.0 to 8.5. The stable iron cyanide complexes are precipitated from solution as an insoluble ferro-cyanide complexes. Cyanide levels are reduced to environmentally acceptable, non-toxic levels.
Two 7.5 metre diameter by 8.5 metre high agitated tanks are provided as the detoxification reactors. Underflow from the cyanide recovery thickener is diluted to approximately 35% solids by weight in the cyanide detoxification tank using overflow solution from the tailings thickener. Slurry discharging from the detoxification circuit flows by gravity to a high capacity tailings thickener. Flocculant and dilution water are added to the thickener feed to aid in settling.
The tailings thickener underflow is the final tailing from the plant. The slurry is pumped into a tailing storage facility or pumped to the mine for use as backfill in the underground mine. Overflow from the tailings thickener is pumped back to the detoxification circuit for dilution water or to the reclaim water tank.
Merrill-Crowe
Gold and silver are recovered from pregnant solution by zinc cementation of metal ions using zinc dust in a Merrill- Crowe process. The process of recovering silver and gold by the Merrill-Crowe process includes:

•Clarification and filtering of pregnant solution to remove suspended solids.
•De-aeration of pregnant solution to reduce the dissolved oxygen concentration.
•Recovering gold and silver from the solution by addition of zinc dust using the cementation process that is commonly called zinc “precipitation”.
•Filtering and drying of precipitate.
Mercedes returns a portion of the pregnant solution from CCD thickener number one to the grinding circuit for use as dilution water. This enriches the pregnant solution to achieve higher concentrations of precious metals which improves the performance of the Merrill-Crowe circuit and improves recovery of the metals from the pregnant solution. The precious metal recovery circuit is designed to process approximately 155,000 ounces of gold and 594,834 ounces of silver annually. Barren solution exiting the Merrill-Crowe circuit flows into a barren solution tank for re-use in the process.
Refinery
The zinc precipitate and gravity concentrate are independently batch processed in retort furnaces to vaporize and recover mercury which may be present in the precipitate. Two mercury retorts are provided. The dry precipitate and/or the gravity concentrate are mixed with fluxing agents and charged to a diesel fired, indirect fired crucible melting furnace for smelting. The metal, containing the gold and silver and minor impurities, is poured into bar molds to produce doré. The doré is shipped off site for further refining. The impurities are collected in slag that rises to the top of the molten metal and separated from the precious metal. The slag is returned to the grinding circuit for re- processing.

Infrastructure
According to the authors of the Mercedes Report, the Mercedes Mine has all required infrastructure necessary for a mining complex including:
•A conventional mill consisting of three-stage crushing and grinding, with a CIL circuit, a cyanide destruction circuit and a Merrill-Crowe process that produces gold doré. The processing plant has a current nominal capacity of 2,200 tonnes of ore per day.
•Mine and mill infrastructure including office buildings, shops, and equipment.
•A tailings storage facility with additional capacity for two years with plans for further expansion.
•Local water supplies from the mines and dewatering wells.
•Electric power from the national grid; via a 65-kilometre long, 115 kV line to the mine site.
•Mine ventilation fans and ventilation systems.
•Haulage roads from the mines to the plant.
•Stockpile areas.
•Maintenance facilities.
•Administrative office facilities.
•Core storage and exploration offices.
•Security gates and manned security posts at mine entries.
•Access road network connecting the mine infrastructure to the town site and to public roads.

Environmental Studies, Permitting and Social or Community Impact
The Mercedes Mine operation is in production and operating within the environmental framework of Premier. Premier operates under a corporate responsibility program which includes corporate responsibility, community relations, environment and health and safety.
Project Permitting
The key environmental permits for the Mercedes Mine operation are listed below.

Licences	Agency	Date
MIA Mercedes	SEMARNAT	Resolutivo/Apr-2018
MIA Ampliación Mercedes	SEMARNAT	Resolutivo/Dec-2018
MIA Barrancas	SEMARNAT	Resolutivo/Sep-2021
MIA Diluvio - Lupita	SEMARNAT	Resolutivo/Nov-2025
MIA LSTE	SEMARNAT	Resolutivo/Jul-2060
Numéro de Registro Ambiental (NRA)	SEMARNAT	NRA MMMSP2602211
Registro como generador de residuos peligrosos	SEMARNAT	Registro / Dec-2010
Licencia Ambiental Unica (LAU)	SEMARNAT	LAU / Feb-2013
Permiso de descarga de agua residual	CONAGUA	Permiso/Nov-2012
Plan de Manejo de Gran Generador de Residuos	SEMARNAT	Entrega / Jun-2013
Plan de Majeno de Residuos Mineros	SEMARNAT	Entrega / Oct-2013
Cédula de Opéracion Annual (COA)	SEMARNAT	Entrega / Jun 2013
Permiso Para Comprar Explosivos	SEDENA	4344-SONORA/Dec-2018
Permiso en Materia de Seguridad Radiologica	CNSNS	CESIO-137(3701)/Aug-2021
Vigencia de Certificanciones - ISO 14001	IQS	Sep-2018
Vigencia de Distintivos - ESR	CEMEFI	Mar-2018
Aprobacion Programa Interno de Proteccion Civil	Gobierno	Feb-2018
Reconocimiento - Highly Protected Risk (HPR)	FM Global	No date
Mine Closure
Mexican law requires only a conceptual plan that meets legal guidelines for implementation. The Mercedes Mine has defined the post-closure land uses as ranching and wildlife, which correspond to the original land use prior to mining activities in the area. All mine waste facilities, mine openings, plant areas, processing areas, buildings, storm water and water treatment facilities, storage areas, stockpiles and borrow areas will be closed so that there are no potential safety or health hazards for ranchers, cattle and wildlife. The Mercedes Mine has also defined the exit strategy as walk-away mine closure to the extent feasible, which is consistent with the current practice of hauling out domestic and hazardous wastes rather than establishing onsite landfills. Premier intends to remove wastes and demolition debris to the extent possible to minimize the number of facilities requiring long-term care and maintenance.
Within the context of restoration measures and remediation practices, the following are summarized below:

•Activities designed to degrade and permanently confine the dumps;
•Reinstate the use and ecological productivity of the land to conditions similar to before the development of the Mercedes Mine;
•Planting to encourage colonization and generation of organic matter;
•Management of restored areas;
•Reseeding practices; and
•Monitoring.

An approximate closure schedule was developed by Golder based on the connections between, and the durations of, the various closure activities. The closure schedule was prepared assuming that the work will be distributed sequentially throughout the closure construction period to ensure constant progress and minimize possible delays due to activity dependencies. The duration of the closure period is approximately six years, based on the facilities existing in January 2018. The post-closure care period was assumed at 23 years.
The total cost of the closure and post-closure of the Mercedes Mine was estimated at approximately US$15.2 million. The direct costs for the closure and post closure of the Mercedes Mine were estimated at US$9.5 million and US$565,000 (calculated using present value methods), respectively. Indirect costs include engineering, design and construction, contingency, insurance; contractor profit and contract administration. The indirect costs for closure and post-closure were estimated at US$5.135 million. The final cost includes the direct and indirect cost of the closure construction and the post-closure care periods. In general, the costs of the closure of the Mercedes Mine are driven by the earthwork and removal activities. These two categories correspond to more than 65% of the direct costs.
2019 Production

The following table provides a summary of production results from the Mercedes for the fourth quarter 2019 and the full year ended December 31, 2019:

	Q4 Gold Production	Full Year Gold Production	Q4 Silver Production	Full Year Silver Production
Mine	(ounces)	(ounces)	(ounces)	(ounces)

Mercedes Mine, Mexico	12,274	59,901	44,809	191,306